    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 25, 2002

                                                      REGISTRATION NO. 333-71726
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                       TECHNICAL CONSUMER PRODUCTS, INC.
             (Exact Name of Registrant as Specified in Its Charter)

              DELAWARE                                3641                               34-1729259
    (State or Other Jurisdiction          (Primary Standard Industrial                (I.R.S. Employer
  of Incorporation or Organization)        Classification Code Number)             Identification Number)

                            ------------------------

                                 300 LENA DRIVE
                               AURORA, OHIO 44202
                           TELEPHONE: (330) 995-6111
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                            ------------------------

                                MATTHEW G. LYON
                           VICE PRESIDENT -- FINANCE
                          AND OPERATIONS AND TREASURER
                                 300 LENA DRIVE
                               AURORA, OHIO 44202
                           TELEPHONE: (330) 995-6111
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                                   Copies to:

               CHRISTOPHER M. KELLY, ESQ.                                 JOHN J. JENKINS, ESQ.
               JONES, DAY, REAVIS & POGUE                             CALFEE, HALTER & GRISWOLD LLP
                      NORTH POINT                                    1400 MCDONALD INVESTMENT CENTER
                  901 LAKESIDE AVENUE                                      800 SUPERIOR AVENUE
                 CLEVELAND, OHIO 44114                                    CLEVELAND, OHIO 44114

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT THAT IS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED JANUARY 25, 2002



                                3,000,000 Shares


                                   [TPC LOGO]

                                  Common Stock

                             ---------------------


     Technical Consumer Products, Inc. is offering 3,000,000 shares of its common stock. Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $12.00 and $14.00 per share. We have applied to have our common stock approved for quotation on The Nasdaq National Market under the symbol "TCPS."


     INVESTING IN OUR COMMON STOCK INVOLVES RISKS.   SEE "RISK FACTORS" ON PAGE
7.

                                                         PER SHARE                     TOTAL
                                                  ------------------------    ------------------------
Public offering price...........................           $                        $
Underwriting discounts and commissions..........           $                        $
Proceeds to us (before expenses)................           $                        $

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     Technical Consumer Products, Inc. has granted the underwriters a 30-day option to purchase up to an additional 450,000 shares of common stock to cover over-allotments.


     We expect to deliver the shares of common stock on or about
               , 2002.

McDonald Investments Inc.                                   First Albany Corporation

             THE DATE OF THIS PROSPECTUS IS                , 2002.

                              ARTWORK DESCRIPTIONS

INSIDE FRONT COVER

     The inside front cover is entitled "Lighting the Way to Energy Efficiency" and contains photographs of the following TCP products: a TCP SpringLamp, flood light, GoodLamp, Circline lamp and a capsule shaped lamp superimposed over an artist's rendition of an electronic circuit board. TCP's logo appears on the bottom right corner of the photograph.

GATEFOLD

     The inside front cover includes a gatefold with a photograph of a two piece SpringLamp set consisting of a ballast and a lamp. Surrounding the photograph of the SpringLamp are the following narrative descriptions: "Complete assortment of accessories," "Instant-on ballast technology," "Innovative 2-piece modular version," "100% tested," "Unconditional warranty" and "SpringLamp." On the bottom left corner of the photograph is the ENERGY STAR Program logo followed by the phrase "TCP is a partner in the ENERGY STAR Program." Visible on the ballast is certain text printed directly on to the ballast including a stamp evidencing that the ballast is listed by Underwriters Laboratories, the ballast's FCC identification number and the name "TCP."

INSIDE BACK COVER

     The inside back cover is divided into four equally sized quadrants centered around TCP's logo.

     The upper left quadrant is entitled "SpringLamp" and includes photographs of a SpringLamp, a SpringLamp enclosed in a round globe cover and a capsule shaped cover and a SpringLamp partially inserted into an aluminum reflector. Visible on the photograph of the ballast is certain text printed directly on to the ballast including a stamp evidencing that the ballast is listed by Underwriters Laboratories, the ballast's FCC identification number and the name "TCP." These photographs are superimposed over a picture of a table lamp.

     The upper right quadrant is entitled "Deco Mini Series & GoodLamps" and includes photographs of a GoodLamp adjacent to a GoodLamp enclosed in a torpedo shaped cover from TCP's Deco Mini Series as well as a photograph of the various shapes and sizes of TCP's Deco Mini Series lamps. These photographs are superimposed over a picture of the brightly illuminated interior of a room and a hallway.

     The lower left quadrant is entitled "Circline Lamps" and includes photographs of a circline lamp as well as a circline lamp attached to TCP's lamp holder arm bracket that is bent 45 degrees from the plane of the bulb. These photographs are superimposed over a photograph of a table lamp with a transparent lamp shade through which the circline lamp attached to the bent arm holder bracket is visible.

     The lower right quadrant is entitled "LED Lighting" and includes a photograph of a light emitting diode lamp superimposed over a photograph of an exit sign.

                               TABLE OF CONTENTS


                                          PAGE
                                          ----
PROSPECTUS SUMMARY......................    3
RISK FACTORS............................    7
FORWARD-LOOKING STATEMENTS..............   16
USE OF PROCEEDS.........................   17
DIVIDEND POLICY.........................   17
S CORPORATION STATUS....................   18
CAPITALIZATION..........................   19
DILUTION................................   20
SELECTED FINANCIAL DATA.................   21
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS............................   22
BUSINESS................................   30



                                          PAGE
                                          ----
MANAGEMENT..............................   46
RELATED PARTY TRANSACTIONS..............   52
CHANGES IN AND DISAGREEMENTS WITH
  ACCOUNTANTS ON ACCOUNTING AND
  FINANCIAL DISCLOSURE..................   58
PRINCIPAL STOCKHOLDERS..................   59
DESCRIPTION OF CAPITAL STOCK............   60
SHARES ELIGIBLE FOR FUTURE SALE.........   65
UNDERWRITING............................   67
LEGAL MATTERS...........................   70
EXPERTS.................................   70
WHERE YOU CAN FIND MORE INFORMATION.....   70
INDEX TO FINANCIAL STATEMENTS...........  F-1


                             ---------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. WE ARE NOT, AND THE UNDERWRITERS ARE NOT, MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS.

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the risk factors and our financial statements and related notes to understand this offering fully.

OUR BUSINESS


     We design, develop and market high-quality, energy efficient lighting products and accessories. Our wide variety of compact fluorescent products and accessories offer the aesthetic features and application flexibility found in traditional incandescent lighting while providing energy cost savings and significantly longer product life. We believe that we offer the industry's most comprehensive selection of compact fluorescent lighting products and accessories including SpringLamp, which we believe was the first compact fluorescent lamp with a twisted tube design and the first fully-dimmable compact fluorescent lamp to be commercially available for sale in the United States.



     We have provided energy efficient lighting products and components to original equipment manufacturers since our incorporation in 1993 and continue to sell our products to original equipment manufacturers like General Electric Corp. and the Osram Sylvania division of Siemens A.G. In 1997, we began marketing our products under the TCP brand name to commercial and industrial customers, with sales in this market increasing to $30.0 million in fiscal 2001 from $4.8 million in fiscal 1997 and $17.3 million in fiscal 2000. Our major commercial and industrial customers include national and regional distributors who sell our products to a wide range of customers including those in the hospitality, restaurant and entertainment, property management and construction industries. We entered the residential consumer market in June 2000 and now sell our compact fluorescent products and accessories to consumers primarily through The Home Depot under its "Commercial Electric" label as well as through Costco Wholesale Corporation and other retailers under the TCP brand name. Our sales to retailers increased to $58.1 million in fiscal 2001 from $5.0 million in fiscal 2000. Our net sales were $88.1 million in fiscal 2001 compared to $22.3 million in fiscal 2000.



     We use our technological expertise to develop and commercialize innovative new products. We currently conduct most of our research and development using our product development group and by working with our suppliers and customers to develop or customize products to meet customer needs. We have built an extensive portfolio of lighting products based on compact fluorescent technology and anticipate that we will continue to add new products and product enhancements. We are a partner in the United States government's ENERGY STAR Program and offer a variety of products that are currently qualified under this program. The ENERGY STAR Program is a voluntary partnership between the Department of Energy and retailers, manufacturers and utilities pursuant to which the Department of Energy establishes guidelines and specifications for energy efficient products and works with retailers, manufacturers and utilities to organize and promote energy efficient product programs and expand consumer awareness of energy efficient products.



     Almost all of our products are made in Shanghai, China by companies controlled by Ellis Yan, our Chairman, Chief Executive Officer and majority stockholder. Mr. Yan's brother manages the operations of these companies, which operate ISO 9002 certified facilities and have developed significant expertise in making high-quality compact fluorescent lighting products. These companies generally are prohibited from selling competitive products to others under the manufacturing and supply agreement that we entered into with these companies. We believe that the unique collaboration with our suppliers made possible by Mr. Yan's ownership and the involvement of his family enhances our ability to assure consistent high quality products and enables us to quickly respond to customers' specialized product needs.


OUR MARKET OPPORTUNITY

     According to industry sources, United States consumers spent $226.5 billion on electricity in 2000. The Department of Energy estimates that the annual domestic cost of electricity for lighting is more than $37 billion and that households could cut lighting costs by 30% to 60% by using energy efficient lighting products. According to the Environmental Protection Agency, or EPA, compact fluorescent lamps last up to 10 times longer, use up to 75% less energy and produce up to 90% less heat than incandescent lamps.



     Energy efficient lighting has gained wide acceptance among commercial and industrial customers. By using compact fluorescent products, these customers can realize substantial savings in energy costs associated with lighting and air conditioning. The substantially longer operating lives of compact fluorescent lamps compared to incandescent lamps also contribute to lower maintenance costs. Retail sales of all compact fluorescent lamps represented less than 1% of the
2.2 billion light bulbs sold in the United States from July 1999 through June 2000. We believe that the significantly higher prices charged for compact fluorescent lamps compared to incandescent lamps and the lack of knowledge of the benefits of compact fluorescent lamps have contributed to the slower adoption in the retail market and, thus, lower sales relative to commercial and industrial customers. However, we believe that the improved quality, increasing variety of applications and declining prices of new compact fluorescent products, along with recent volatility in electricity prices, growing concerns about electricity supply and government and utility sponsored incentive programs for energy efficient lighting are making compact fluorescent lighting products more popular with residential consumers.


NEW PRODUCT DEVELOPMENT

     We will continue to work with our customers to improve and extend existing product lines to provide compact fluorescent alternatives for virtually all incandescent applications. Our new product development efforts focus on three areas:

     - Commercial grade ballasts. Ballasts convert electrical current into the form required to operate fluorescent lamps. We are developing commercial grade electronic ballasts for linear fluorescent tubes that incorporate more energy efficient designs at a lower cost.

     - Customized light fixtures. In order to capitalize on our strong position in compact fluorescents, we have entered the lighting fixture market, providing a number of customized light fixtures that incorporate energy efficient lighting.

     - Light emitting diode, or LED, lighting products. Our LED product development efforts will focus on incorporating emerging LED technology into a full range of lighting products. Over the long term, we expect LED lighting products to become an energy efficient lighting alternative to compact fluorescent lamps.

OUR STRATEGY

     Our strategy is to become the market leader in the development and commercialization of energy efficient lighting technologies. There are five key elements to our business strategy:

     - develop and commercialize innovative new products and energy management solutions;

     - further penetrate the commercial and industrial market;

     - expand and diversify our retail presence into mass merchants and supermarkets;

     - increase consumer acceptance of energy efficient lighting products; and

     - form strategic partnerships and/or acquire complementary businesses and technologies.

OUR HISTORY

     We were incorporated in Ohio in February 1993 and reincorporated in Delaware in October 2001. From 1986 until our incorporation in 1993, Ellis Yan conducted the operations that we currently conduct through an unrelated corporation that he owned. Our principal executive offices are located at 300 Lena Drive, Aurora, Ohio 44202. Our telephone number is (330) 995-6111. Our web site is www.tcpi.com. The information on our web site is not a part of this prospectus.

                             ---------------------
     SpringLamp(R) and Technabright(R) are registered trademarks of Technical Consumer Products, Inc. Other trademarks used in this prospectus are the property of their respective owners.

                                  THE OFFERING


COMMON STOCK OFFERED BY TCP...   3,000,000 shares



COMMON STOCK TO BE OUTSTANDING
  AFTER THIS OFFERING.........   13,640,000 shares



USE OF PROCEEDS...............   We intend to use the net proceeds from the
                                 offering to repay certain indebtedness,
                                 complete the expansion of our warehouse
                                 facilities, including related capital
                                 expenditures, make distributions to our current stockholders and a former stockholder in connection with revocation of our S corporation status, and fund working capital and general corporate purposes, including research and development and potential acquisitions of complementary businesses and technologies. See
                                 "Use of Proceeds."


PROPOSED NASDAQ NATIONAL
  MARKET SYMBOL...............   TCPS


     The number of shares of our common stock to be outstanding after the offering is based on shares outstanding as of January 25, 2002 and does not include shares that may be issued under our Amended and Restated 2001 Equity Plan.


Except where we state otherwise, you should assume the following when analyzing information contained in this prospectus:

     - a 56,000-for-1 stock split of our common stock will be completed prior to the completion of this offering; and

     - the underwriters will not exercise their option to purchase additional shares in this offering.

                             SUMMARY FINANCIAL DATA


     The tables below set forth summary financial data for the years ended December 31, 1997, 1998, 1999, 2000 and 2001.



     - We are an S corporation for income tax purposes, and, as a consequence, we paid no federal income tax or certain state income taxes. The pro forma per share amounts set forth below reflect a pro forma tax provision per share as if we had been a C corporation during such periods.



     - Adjusted pro forma net income per share data set forth below assumes that we were a C corporation during the periods and gives effect to the reduction in interest expense associated with the approximately $14.4 million of debt that we expect to repay with the proceeds of the offering, net of the related tax effect. This calculation is based on the
       11.06 million weighted average shares outstanding as of December 31, 2001 plus the approximately 1.1 million shares required to be sold to retire our debt.



     - The pro forma as adjusted balance sheet data set forth below gives effect to (1) an assumed distribution of approximately $3.6 million of undistributed S corporation earnings to our current stockholders and a former stockholder, (2) the recognition of deferred income taxes of $216,000 as a result of the revocation of our S corporation status and
       (3) the offering and the application of the net proceeds assuming an initial public offering price of $13.00 per share.


     The data presented below should be read in conjunction with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the financial statements and related notes included elsewhere in this prospectus.


                                                                  FOR THE YEAR ENDED DECEMBER 31,
                                                           ---------------------------------------------
                                                            1997     1998     1999      2000      2001
                                                           ------   ------   -------   -------   -------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Total net sales..........................................  $4,793   $8,900   $15,651   $22,278   $88,095
Cost of goods sold.......................................   3,921    6,694    11,551    16,968    72,015
Gross profit.............................................     872    2,206     4,100     5,310    16,080
Selling, general and administrative expenses.............     787    1,569     3,128     4,424     8,485
Income from operations...................................      85      637       972       886     7,595
Other income.............................................      --       --        58        46        56
Interest expense.........................................     241      315       232       461       603
Net income (loss)........................................  $ (156)  $  322   $   798   $   471   $ 7,048
Net income (loss) per share -- basic and diluted.........  $(0.01)  $ 0.03   $  0.07   $  0.04   $  0.64
Pro forma net income (loss) per share -- basic and
  diluted................................................  $(0.01)  $ 0.02   $  0.04   $  0.02   $  0.39
Weighted average shares outstanding -- basic and
  diluted................................................  11,200   11,200    11,200    11,200    11,060

OTHER DATA:
Adjusted pro forma net income per share -- basic and
  diluted................................................                                        $  0.62



                                                              AS OF DECEMBER 31, 2001
                                                              ------------------------
                                                                           PRO FORMA
                                                               ACTUAL     AS ADJUSTED
                                                              --------    ------------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Cash........................................................  $   389       $21,760
Accounts receivable.........................................   10,875        10,875
Inventories.................................................   19,840        19,840
Total assets................................................   37,980        58,531
Long-term liabilities.......................................   15,824         1,414
Total stockholders' equity..................................    3,583        34,987

                                  RISK FACTORS

     Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. If any of the following risks actually occurs, we may not be able to conduct our business as currently planned, and our financial condition and operating results could be seriously harmed. In that case, the market price of our common stock could decline, and you could lose all or part of your investment. See "Forward-Looking Statements."

RISKS RELATED TO OUR BUSINESS

 WE HAVE ONLY RECENTLY BECOME PROFITABLE, AND WE MAY NOT BE ABLE TO MAINTAIN PROFITABILITY.

     Although we began operations in 1993, we did not become profitable until 1998. We anticipate incurring increased operating expenses, and, as a result, we will need to generate higher revenues to remain profitable. We may be unable to generate higher revenues, or, even if we are able to do so, we cannot be certain that we will be able to maintain profitability.

 OUR RAPID REVENUE GROWTH HAS BEEN DUE IN PART TO OUR RECENT ENTRY INTO THE RESIDENTIAL CONSUMER MARKET, AND, AS A RESULT, IT MAY BE DIFFICULT TO EVALUATE OUR BUSINESS AND PROSPECTS.

     In June 2000, we began selling our products in the residential consumer market through national retailers, primarily The Home Depot, which has accounted for much of our rapid revenue growth. Because we have a short operating history in the residential consumer market, you may have limited information about us with which to evaluate our business, strategies, performance and prospects or an investment in our common stock.

 WE DEPEND ON A LIMITED NUMBER OF LARGE CUSTOMERS FOR A SIGNIFICANT PORTION OF OUR NET SALES, AND, THEREFORE, SIGNIFICANT DECLINES IN THE LEVEL OF PURCHASES BY, OR OUR INABILITY TO COLLECT ACCOUNTS RECEIVABLE FROM, ONE OR MORE OF THESE CUSTOMERS COULD HARM OUR BUSINESS AND RESULTS OF OPERATIONS.


     We depend on a limited number of large customers for a significant portion of our net sales. In 1998 and 1999, two customers accounted for approximately 30% and 22% of our net sales. The Home Depot accounted for approximately 22% of our net sales for 2000 and approximately 53% of our net sales for 2001. We typically sell on a purchase order basis, and our customers could discontinue carrying our products at any time. The loss of any one of our large customers or a reduction in their orders could result in lower than expected sales and cause our stock price to decline. Additionally, although we have not to date experienced any failure to collect accounts receivable from our large customers, an adverse change in the financial condition of any of these customers could make it difficult for us to collect our accounts receivable from these customers at all or on a timely basis, which could harm our business and results of operations.



 IF OUR COMPACT FLUORESCENT LAMPS DO NOT QUALIFY FOR ENERGY STAR, SALES OF OUR COMPACT FLUORESCENT LAMPS COULD DECLINE.



     We participate in the Department of Energy's ENERGY STAR Program, a voluntary partnership pursuant to which our products have to meet requirements established by the Department of Energy in order to be qualified to bear the ENERGY STAR certification mark. We believe that ENERGY STAR certification for our residential consumer products is essential to our success in that market. New, more demanding ENERGY STAR certification standards for compact fluorescent lamps were adopted by the Department of Energy during the fourth quarter of 2001, and ENERGY STAR partners must comply with these new requirements by July 2002. We are in the process of having our products tested under the new standards. While testing is not complete, based on preliminary results, we believe that products representing the majority of our sales to the residential consumer market will meet the new certification standards without the need for modification. Other products will need to be modified to meet the new standards. Should our residential consumer products fail to meet these new requirements, sales of our compact fluorescent lamps could decline in this market. We cannot assure you that our products that were previously ENERGY STAR certified will continue to qualify for ENERGY STAR certification, or that any of our other products will qualify for ENERGY STAR certification, in the future. If this occurs, in addition to losing sales in the residential consumer market, we may not be successful in implementing our strategy of expanding and diversifying our retail presence into mass merchants and supermarkets.


 THE FAILURE OF RESIDENTIAL CONSUMERS TO REALIZE THE BENEFITS OF COMPACT FLUORESCENT LIGHTING MAY PREVENT US FROM INCREASING OUR SALES.


     Most lamps sold in the residential consumer market are incandescent. Although compact fluorescent lighting is more energy efficient than incandescent lighting, the sales price of a compact fluorescent lamp is significantly higher than a comparable incandescent lamp. If residential consumers fail to recognize the long-term cost benefits associated with compact fluorescent lighting and choose light bulbs solely on the basis of the sales price, we may be unable to increase our sales. Additionally, because of the higher initial price per bulb, economic downturns or recessions might cause consumers of compact fluorescent lighting products to purchase incandescent lighting products.


     Actual and perceived performance problems with compact fluorescent lighting products may adversely affect consumers' acceptance of our products. For instance, voltage fluctuations can shorten the life of a non-dimmable compact fluorescent ballast, including the ballasts in our non-dimmable products. Compact fluorescent lamps sold by certain other suppliers are not illuminated, or "burned-in," prior to sale and may require a "break-in" period before they reach their optimal light output, and some compact fluorescent lamps sold by other suppliers may interfere with the operation of other electrical appliances like televisions. If consumers experience any of these problems, they may develop a negative perception of all compact fluorescent lighting products, including our products, which may prevent us from increasing our sales.

 IF ELECTRICITY PRICES DECREASE, DEMAND FOR OUR PRODUCTS MAY SUFFER.

     The cost savings that result from using our products are directly related to the retail price of electricity. In the past several years, electricity prices have increased in many areas of the United States. Recently, prices of electricity have stabilized and even declined in some markets. If electricity prices decline or remain relatively low, demand for our products may suffer.

 IF LARGE, DIVERSIFIED LIGHTING COMPANIES DECIDE TO INCREASE THEIR PRESENCE IN THE COMPACT FLUORESCENT LIGHTING INDUSTRY, WE MAY BE UNABLE TO COMPETE EFFECTIVELY.

     General Electric Corp., Philips Electronics N.V. and the Osram Sylvania division of Siemens A.G. are our principal competitors. These larger companies have significantly greater resources then we do, and, if any one of them decides to increase its presence in our markets, we may be unable to compete effectively with such competitor. These companies are much larger than us and have a number of significant advantages over us, including:

     - greater financial, technical, marketing and manufacturing resources;

     - preferred vendor status with our existing and potential customer base;
       and

     - larger customer bases.

     Increased competition with these companies could prevent the institution of price increases or could require price reductions or increased spending on research and development and marketing and sales, which could adversely affect our results of operations.

 OUR ORIGINAL EQUIPMENT MANUFACTURER CUSTOMERS, WHO ARE ALSO OUR COMPETITORS, MAY EXPAND THEIR OWN PRODUCTION CAPABILITIES OR USE OF ALTERNATIVE SOURCES OF SUPPLY, WHICH COULD CAUSE A DECLINE IN OUR SALES AND AN INCREASE IN THE AMOUNT OF COMPETITION THAT WE FACE.


     Our competitors in the compact fluorescent lighting industry include some customers for whom we supply products. Our original equipment manufacturer customers may expand their own production capabilities or use of alternative sources of supply and stop buying from us. This would not only cause our sales to decline but would also increase the amount of competition that we face.



 WE DEPEND ON ELLIS YAN, AND THE LOSS OF HIS SERVICES MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS AND PROSPECTS, AS WELL AS OUR RELATIONSHIP WITH OUR PRINCIPAL SUPPLIERS.



     We depend a great deal on our Chairman and Chief Executive Officer, Ellis Yan. Mr. Yan owns a majority of our shares and is also the majority owner of Shanghai Zhen Xin Electronic Engineering Co., Ltd. and Shanghai Jensing Electron Electrical Equipment Co., Ltd., which manufacture almost all of our products. These Chinese companies, which were formed by a joint venture between Mr. Yan and an entity indirectly controlled by a local township in Shanghai, China, share the same facilities, assets and personnel and essentially operate as the same entity but are legally distinct and have operating lives of different durations in order to continuously enjoy certain tax benefits in China. We caution you not to evaluate our arrangements with our suppliers solely on the basis of the rights that will be provided to us under our manufacturing and supply agreement. Both of these companies operate under the direction of Mr. Yan's brother and other members of his immediate family residing in China, and it is those relationships that have allowed us to develop an effective collaboration with our suppliers. We think the manufacturing capabilities and ability to respond quickly to customer requests that our relationship with our Chinese suppliers has provided to us is critical to our success. If Mr. Yan left our company, our relationship with our principal suppliers would be adversely affected. We do not have an employment agreement with Mr. Yan, and he is under no obligation to work for us for any specified period.


 OUR CHAIRMAN AND CHIEF EXECUTIVE OFFICER, WHO IS ALSO OUR MAJORITY STOCKHOLDER, IS THE MAJORITY OWNER OF OUR PRINCIPAL SUPPLIERS, WHICH WILL SUBJECT US TO CONFLICTS OF INTEREST.

     So long as Mr. Yan continues to control us and our principal suppliers, we will be subject to conflicts of interest when dealing with these suppliers, and Mr. Yan may influence certain decisions on behalf of our principal suppliers that may be disadvantageous to us.

 WE RELY PRIMARILY ON TWO RELATED SUPPLIERS TO MANUFACTURE AND SUPPLY OUR PRODUCTS, AND, AS A RESULT, ANY INTERRUPTION OR DELAY IN THAT SUPPLY COULD IMPAIR OUR ABILITY TO MEET CUSTOMER DEMAND.

     We have elected not to use other suppliers, and we rely on our Chinese suppliers to make almost all of our products. As a result, any significant accidents, labor disputes, fires, severe weather, floods or other difficulties encountered by our principal suppliers could result in product defects, production delays, cost overruns or the inability to fulfill orders on a timely basis. Any interruption or delay in the supply of our products from our current principal suppliers or our inability to obtain our products from alternate sources at acceptable quality and price levels and within a reasonable amount of time would substantially impair our ability to meet scheduled product deliveries to our customers and could cause our customers to cancel orders, both of which could have a material adverse effect on our business and results of operations.

 IF TAX BENEFITS AVAILABLE TO OUR SUPPLIERS ARE REDUCED OR REPEALED, THE COST OF MANUFACTURING OUR PRODUCTS COULD INCREASE.

     Because Ellis Yan owns at least a majority interest in our principal suppliers, they enjoy tax benefits in China that are generally available to foreign investment enterprises. However, these tax benefits may be reduced or repealed at any time. Any such reduction or repeal could cause our principal suppliers to increase the price at which they provide products to us, which may have a material adverse effect on our business and results of operations.

 CHINA'S LEGAL SYSTEM AND APPLICATION OF LAWS MAY PROHIBIT THE ENFORCEABILITY OF OUR MANUFACTURING AND SUPPLY AND TECHNOLOGY LICENSE AGREEMENTS.


     China has a civil law legal system. Decided court cases do not have a binding legal effect on future decisions. Since the late 1970's, many new laws and regulations covering general economic matters have been promulgated in China. Despite this activity to develop the legal system, China's system of laws is not yet complete, and, in the event we are unable to enforce our contractual arbitration rights, it may be difficult to enforce our other contractual rights in China, including those set forth in the manufacturing and supply and technology license agreements that we entered into with our suppliers. Even where adequate law exists in China, enforcement of contracts based on existing law may be uncertain and sporadic, and it may be difficult to obtain swift and equitable enforcement. Additionally, there is no international treaty governing, nor is there an acknowledgement of recognition regarding, enforcement of judgments or jurisdiction between the United States and China. Our two principal suppliers are joint venture companies incorporated in China with limited liability. All of their supervisors and executive officers reside within China, and all the assets of the suppliers and such persons are located in China. Therefore, due to the lack of United States' jurisdiction in China, we may not be able to bring legal actions or enforce judgments against our current principal suppliers or any future suppliers located in China. In the event of a dispute with our principal suppliers, we could be precluded from relief, including damages and equitable remedies, which could have a material adverse effect on our business and operations.


 OBTAINING OUR PRODUCTS SOLELY FROM FOREIGN SUPPLIERS EXPOSES US TO INCREASED RISKS INHERENT IN FOREIGN MANUFACTURING.

     Almost all of our products are manufactured in China by two related suppliers. Because of this, we are subject to numerous risks inherent in foreign manufacturing that could materially impact our business and results of operations, including the following:

     - economic or political instability;

     - fluctuations in currency exchange rates;

     - transportation delays and interruptions;

     - restrictive actions by foreign governments;

     - difficulty in protecting our intellectual property;

     - the laws and policies of the United States adversely affecting the importation of goods (including duties, quotas and taxes); and

     - trade and foreign tax laws.

     In particular, our Chinese suppliers may be adversely affected by changes in the laws and regulations of China, such as those relating to taxation, import and export tariffs, environmental regulations, land use rights, property and other matters. These changes could interrupt our suppliers' business, which could interrupt the manufacturing of our products and delay delivery of our product to our customers, or increase our suppliers' costs, which could cause our suppliers to increase the price at which they provide products to us.

 CHANGES IN CHINA'S ECONOMIC POLICIES COULD HARM OUR PRINCIPAL SUPPLIERS, WHICH COULD INCREASE THE MANUFACTURING COSTS OF OUR PRODUCTS.

     In the past, the economy of China has been a planned economy subject to governmental plans and quotas. Since the late 1970's, China's government has been reforming its economic and political systems, including encouraging private economic activity and greater economic decentralization. Reforms of this kind have resulted in significant growth and social change. China's policies for economic reforms may not be consistent or effective, and our principal suppliers may be adversely affected by changes in the political, economic or social conditions in China. As a result of such changes, our suppliers may increase the price at which they provide products to us.

  POLITICAL TENSIONS BETWEEN THE UNITED STATES AND CHINA MAY POTENTIALLY AFFECT OUR ABILITY TO PROCURE PRODUCTS FROM CHINA.


     Although significant economic relations have been established during recent years between the United States and China, there has been, from time to time, political tensions between the two nations. Political relations between the United States and China became strained by the mid-air collision between a United States surveillance aircraft and a Chinese military plane in April 2001 and the United States' sale of arms to Taiwan. Future controversies may arise that again threaten the status quo. Any such controversies could adversely affect our ability to procure products from China, which would impair our ability to supply products in a cost-effective manner.


 IF WE FAIL TO MANAGE OUR GROWTH, OUR SALES AND EARNINGS COULD BE HURT.

     Over the past few years, we have experienced rapid growth, which has strained our physical and personnel resources. Our business strategy is to continue to expand our operations, which will further strain our management, operational and financial resources. If we make mistakes in deploying our financial or operational resources or fail to hire the additional qualified personnel necessary to support higher levels of business, our sales and earnings could be hurt.

 WE DEPEND ON RETAILERS AND DISTRIBUTORS FOR A SIGNIFICANT PORTION OF OUR SALES, AND OUR SALES AND RESULTS OF OPERATIONS MAY BE ADVERSELY AFFECTED BY THEIR ACTIONS.


     Retailers and distributors compete in a volatile industry that is subject to rapid change, consolidation, financial difficulty and increasing competition from new distribution channels. Due to increased competition for limited shelf space, retailers and distributors are increasingly in a better position to negotiate favorable terms of sale, including price discounts and product return policies. We may not be able to increase or sustain our amount of retail shelf space or promotional resources or offer retailers price discounts, and, as a result, our sales and results of operations may be adversely affected. Additionally, economic downturns or recessions could force retailers to negotiate better terms of sale, which we may be unable to accept. Retailers may give higher priority to products other than ours, thus reducing their efforts to sell our products.


 INCENTIVES OFFERED BY UTILITY COMPANIES TO CONSUMERS FOR PURCHASING ENERGY EFFICIENT LIGHTING PRODUCTS MAY BE DECREASED OR DISCONTINUED, WHICH COULD REDUCE OUR SALES.

     Some utility companies have implemented programs in which consumers are given incentives to purchase energy efficient lighting products. These incentives come in a variety of different forms, such as coupons that lower the price of the product or rebates that are either sent to the purchaser or credited toward the purchaser's utility bill. Currently, our products qualify for a number of such programs. However, if these programs are decreased or discontinued by these utility companies or if our products no longer qualify for such programs, our sales could be reduced.

 OUR QUARTERLY FINANCIAL RESULTS MAY FLUCTUATE SIGNIFICANTLY, MAKING FINANCIAL FORECASTING DIFFICULT AND MAKING OUR STOCK PRICE VOLATILE.

     Our quarterly results of operations are difficult to predict and may fluctuate significantly from quarter to quarter. In some quarters, our operating results may fall below the expectations of public market analysts and investors, which could cause the price of our stock to decline. Our quarterly operating results are difficult to forecast for many reasons, some of which are outside our control, such as:

     - the level of product, price and retailer competition;

     - size and timing of product orders and shipments, particularly by significant customers such as The Home Depot;

     - changes in our overall product mix;

     - timing of incentives offered by utility companies;

     - our ability to develop new products and product enhancements;

     - electricity prices;

     - economic conditions in general;

     - capacity and supply constraints or difficulties; and

     - timing of marketing programs and those of our competitors.


For example, we had a significant increase in sales in the third quarter of 2001 because of a large volume of shipments to The Home Depot in connection with a promotional campaign that The Home Depot was conducting. Accordingly, our sales in the fourth quarter of 2001 were lower than our sales in the third quarter of 2001. You should not rely on historical results as an indication of our future performance.


 OUR FAILURE TO ACCURATELY FORECAST SALES COULD CAUSE US TO INCUR ADDITIONAL COSTS, HAVE EXCESS INVENTORIES OR HAVE INSUFFICIENT QUANTITIES OF OUR PRODUCTS, ANY OF WHICH COULD HARM OUR RESULTS OF OPERATIONS.

     We use rolling forecasts based on anticipated product orders to determine our product requirements from our principal suppliers. It is very important that we accurately predict the demand for our products. If we overestimate our product requirements, we may have excess inventory, which would increase our costs. If we underestimate our product requirements, we may have inadequate inventory, which could interrupt the supply of our products and delay delivery of our products to our customers. Accordingly, if our sales do not meet our expectations, our results of operations are likely to be negatively and disproportionately affected, which may make our stock price fall dramatically. Any of these occurrences could harm our results of operations.

 THE COMPACT FLUORESCENT LIGHTING INDUSTRY IS RAPIDLY EVOLVING, AND, IF WE DO NOT DEVELOP AND INTRODUCE NEW PRODUCTS IN A TIMELY MANNER, WE MAY NOT BE ABLE TO MEET THE NEEDS OF OUR CUSTOMERS, AND OUR SALES MAY DECLINE.

     Our success depends on introducing distinctive new products that anticipate industry trends and changing consumer demands. If we do not introduce new products, misinterpret consumer preferences or fail to respond to changes in the consumer lighting industry, consumer demand for our products could suffer. In addition, our competitors may introduce superior designs or products, undermining our image and our products' desirability. Any of these events could cause our sales to decline.

 OUR MANAGEMENT HAS NO EXPERIENCE OPERATING A PUBLIC COMPANY.

     No member of our current management team has ever operated a public company. The members of our management team must develop the skills and knowledge required to operate effectively as a public company. We cannot assure you that they will be able to do so. If they are not successful in developing these skills or if we do not attract and retain individuals who have significant experience operating a public company, we may not be able to implement our business plan, and our business could be materially and adversely affected.

 THERE ARE FEW INTELLECTUAL PROPERTY BARRIERS TO ENTERING THE COMPACT FLUORESCENT LIGHTING INDUSTRY, WHICH COULD INCREASE OUR COMPETITION.

     Although we utilize patents and trade secrets to protect the confidential and proprietary information used in the design and manufacture of our lighting products, much of the knowledge and technology used in fluorescent lighting is publicly available. Therefore, we could face additional competition in the compact fluorescent lighting industry, and our results of operations may suffer.

 TECHNOLOGICAL ADVANCES IN THE ENERGY EFFICIENT LIGHTING INDUSTRY COULD RENDER OUR TECHNOLOGY OBSOLETE.

     The energy efficient lighting industry recently has been subject to rapid technological change. Currently, we focus on the production of compact fluorescent lighting products and accessories, but our success will depend on our ability to adapt and respond to technological change. If new technologies and products emerge and we are unable to keep pace, our existing products could become obsolete, and our sales may suffer.

 WE DEPEND ON INDEPENDENT SALES AGENCIES FOR A SUBSTANTIAL PORTION OF OUR SALES, AND ANY LOSS OF SALES AGENCIES MAY REDUCE SALES.


     We sell a substantial portion of our products through independent, third party sales agencies. These independent, third party sales agencies do not purchase our products but identify potential customers and arrange sales of our products to these customers. During 2001, substantially all of our products were sold through sales agencies. We generally do not have long-term arrangements with these sales agencies. Any sales agency may stop selling our products and begin selling those of a competitor. The loss of one or more significant sales agencies without successfully replacing them would reduce our sales and may damage customer relationships.


 WE MAY EXPERIENCE DIFFICULTY ASSIMILATING THE OPERATIONS OR PERSONNEL OF COMPANIES THAT WE ACQUIRE, WHICH COULD THREATEN THE BENEFITS WE SEEK TO ACHIEVE THROUGH ACQUISITIONS AND OUR FUTURE GROWTH.


     Although acquisitions of complementary businesses and technologies are part of our growth strategy, we have limited acquisition experience. We may not be able to successfully complete any acquisitions. We recently acquired substantially all of the assets of enerSave data systems, Inc. and JRS Technology, Inc. EnerSave data systems designed and developed energy management systems and the JRS Technology assets were used in the design and development of commercial grade electronic ballasts. We could have difficulty assimilating or retaining enerSave data systems', or any other acquired companies', personnel or integrating their operations or services into our organization, which could disrupt our ongoing business, distract our management and employees and reduce or eliminate the financial or strategic benefits that we sought to achieve through the acquisition and threaten our future growth. Moreover, we may need to raise additional funds through public or private debt or equity financings to acquire any businesses, which may result in dilution for stockholders and the incurrence of indebtedness.


 RECENT TERRORIST ATTACKS ON THE UNITED STATES MAY NEGATIVELY AFFECT OUR
 BUSINESS.

     The September 11, 2001 terrorist attacks have led to a decline in travel due to, among other things, the public's fears regarding additional acts of terrorism. This decline in travel has had a negative effect on the hospitality industry. Accordingly, our sales to hotels have declined, and may continue to decline, because members of the hospitality industry have reduced planned expenditures like replacing traditional incandescent lighting with energy efficient compact fluorescent lamps.

RISKS RELATED TO THIS OFFERING

 OUR STOCK PRICE MAY BE EXTREMELY VOLATILE, AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE INITIAL PUBLIC OFFERING PRICE.

     Prior to this offering, there has been no public market for shares of our common stock. An active public trading market for our common stock may not develop or, if it develops, may not be maintained after this offering, and the market price could fall below the initial public offering price. As a result, you could lose all or part of your investment. We and the representatives of the underwriters will negotiate to determine the initial public offering price. The initial public offering price may not be related to the price at which the common stock will trade following this offering.

 OUR DIRECTORS AND EXECUTIVE OFFICERS, WHO ARE ALSO OUR PRINCIPAL STOCKHOLDERS, WILL HAVE SUBSTANTIAL CONTROL OVER OUR AFFAIRS AND MAY MAKE DECISIONS THAT NOT ALL STOCKHOLDERS SUPPORT.


     Following this offering, certain of our directors and executive officers, who are also our principal stockholders, will beneficially own approximately 78% of our outstanding common stock. These stockholders acting together will have the ability to control most matters requiring approval by our stockholders. These matters include the election and removal of directors, controlling the management and affairs of the company and the approval of any merger, consolidation or sale of all or substantially all of our assets. In addition, they may dictate the management of our business and affairs. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control or impeding a merger or consolidation, takeover or other business combination of which you might otherwise approve.

 ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW MAY MAKE IT DIFFICULT FOR OUR STOCKHOLDERS TO REPLACE OR REMOVE CURRENT MANAGEMENT AND COULD DETER OR DELAY THIRD PARTIES FROM ACQUIRING US, WHICH MAY ADVERSELY AFFECT THE MARKETABILITY AND MARKET PRICE OF OUR COMMON STOCK.

     Provisions in our certificate of incorporation and bylaws and in the Delaware corporate law may make it difficult for stockholders to change the composition of the board of directors in any one year and thus may make it difficult to change the composition of management. In addition, the same provisions may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our management and board of directors. Public stockholders who might desire to participate in such a transaction may not have an opportunity to do so. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or change our management and board of directors and may adversely affect the marketability and market price of our common stock.

 WE WILL HAVE BROAD DISCRETION AS TO THE USE OF PROCEEDS OF THIS OFFERING, WHICH WE MAY NOT USE EFFECTIVELY.


     We expect to use approximately $14.4 million of the net proceeds of this offering to repay indebtedness and approximately $1.0 million of the net proceeds to complete the expansion of our warehouse facilities, including related capital expenditures. We also intend to use a portion of the proceeds to make distributions of substantially all of our undistributed S corporation earnings to our current stockholders and a former stockholder in connection with revocation of our S corporation status. As of December 31, 2001, we had approximately $3.6 million in undistributed S corporation earnings. In January 2002, we distributed approximately $581,000 of this amount to our current stockholders and a former stockholder. The actual amount of the distribution will depend on the amount of our income prior to completion of the offering. Our management has broad discretion over the allocation of the balance of the net proceeds and may use the proceeds in ways with which you and other stockholders may disagree. In addition, our management may not be able to invest the balance of the net proceeds effectively until they are put to use.



 YOU WILL SUFFER SUBSTANTIAL DILUTION OF $10.62 PER SHARE IN THE NET TANGIBLE BOOK VALUE OF THE COMMON STOCK YOU PURCHASE.



     The initial public offering price of our common stock will be substantially higher than the book value per share of our common stock. Based on an assumed initial public offering price of $13.00 per share, if you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of $10.62 per share in the net tangible book value of the common stock.


 IF OUR STOCKHOLDERS SELL SUBSTANTIAL AMOUNTS OF OUR COMMON STOCK FOLLOWING THIS OFFERING, THE MARKET PRICE OF OUR COMMON STOCK MAY DECLINE.


     Sales of shares of our common stock in the public market following this offering or the perception that these sales may occur could cause the market price of our common stock to decline. After this offering, we will have 13,640,000 shares of common stock outstanding. The number of shares of common stock available for sale in the public market is limited by restrictions under federal securities law and under lock-up agreements that all of our directors, executive officers and stockholders have entered into with the underwriters and with us. Those lock-up agreements restrict these people from selling, pledging or otherwise disposing of their shares for a period of 180 days after the date of this prospectus without the prior written consent of McDonald Investments Inc. However, McDonald Investments Inc. may, in its sole discretion, release all or any portion of the common stock from the restrictions of the lock-up agreements. These sales might make it difficult or impossible for us to sell additional securities when we need to raise capital. All of the shares sold in this offering will be freely tradeable without restrictions or further registration under the Securities Act, except for any shares purchased by our affiliates as defined in Rule 144 of the Securities Act.

The remaining 10,640,000 shares outstanding after this offering will be available for sale into the public market at various times after the expiration of the initial 180-day lock-up period.


     In addition, under a registration rights agreement, beginning 180 days following the effective date of the registration statement of which this prospectus is a part, all of our current stockholders will have "piggyback" registration rights in connection with future offerings of our common stock. "Piggyback" registration rights require us to provide notice to the relevant holders of our stock if we propose to register any of our securities under the Securities Act and grant such holders the right to include their shares in our registration statement.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements. We have attempted to identify forward-looking statements by using such words as "anticipates," "believes," "can," "continue," "could," "estimates," "expects," "intends," "may," "plans," "potential," "should" or "will" or other similar expressions. These forward-looking statements, which are subject to risks and uncertainties, and assumptions about us, may include, among other things, projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. Because these forward-looking statements involve risks and uncertainties, you should be aware that there are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by these forward-looking statements, including those factors outlined under "Risk Factors" and elsewhere in this prospectus.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee our future results, level of activity, performance or achievement. We disclaim any obligation to update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results. You should not place undue reliance on forward-looking statements contained in this prospectus.

                                USE OF PROCEEDS


     We estimate that our net proceeds from our sale of the 3,000,000 shares of common stock we are offering will be approximately $34.8 million, or approximately $40.2 million if the underwriters' over-allotment option is exercised in full, assuming an initial public offering price of $13.00 per share and after deducting estimated underwriting discounts and commissions and the estimated offering expenses payable by us. Estimated offering expenses of approximately $1.5 million include approximately $1.0 million in expenses that have been previously paid and capitalized as an asset at December 31, 2001, which amount will be offset against equity upon the successful completion of this offering.


     We presently intend to use a portion of the proceeds of this offering for the following purposes:


     - approximately $14.4 million to repay indebtedness, including approximately $13.0 million outstanding as of December 31, 2001 under our credit facility, approximately $931,000 owed as of December 31, 2001 to our principal suppliers, and approximately $475,000 outstanding as of December 31, 2001 under our State of Ohio 166 Program loan; and



     - approximately $1.0 million to complete the expansion of our warehouse facilities, including related capital expenditures.



     We will also use a portion of the net proceeds for distributions to our current stockholders and a former stockholder of substantially all of our undistributed S corporation earnings for tax purposes through the date of revocation of our S corporation status. As of December 31, 2001, the amount of these undistributed S corporation earnings was $3.6 million. In January 2002, we distributed approximately $581,000 of this amount to our current stockholders and a former stockholder. The actual amount of the distribution will depend on the amount of our income prior to completion of the offering.



     We borrowed the money that we will repay with a portion of the net proceeds from this offering under a revolving credit facility that we initially obtained on August 10, 2001. Under our credit facility, we may choose an interest rate of either the prime rate as announced by the lender or 3% above the prevailing London Interbank Offer Rate (LIBOR). The credit facility terminates on July 31, 2003. As of December 31, 2001, we had $13.0 million of prime rate borrowings bearing interest at 4.75%. We borrowed approximately $12.3 million under our credit facility primarily to provide working capital to support our operations as well as to begin the expansion of our warehouse facilities, refinance our prior line of credit and repay a mortgage note. We borrowed approximately $750,000 under our credit facility to fund our recent acquisitions of substantially all of the assets of enerSave data systems, Inc. and JRS Technology, Inc., each for a purchase price of $500,000. We are obligated to pay $250,000 of the purchase price for the enerSave data systems acquisition quarterly in four equal payments of $62,500 without interest thereon, and we made our first payment on January 21, 2002. EnerSave data systems designed and developed energy management systems and the JRS Technology assets were used in the design and development of commercial grade electronic ballasts.


     Borrowings under our State of Ohio 166 Program loan bear interest at 5.25% and are due in December 2015. Amounts owed to our principal suppliers bear interest at 6.0% and are due in January 2009.

     We intend to use the remainder of the net proceeds of this offering for working capital and general corporate purposes. Accordingly, we will retain broad discretion in the allocation of the net proceeds of this offering. Additionally, we may use a portion of the net proceeds to pursue other possible acquisitions of businesses, technologies or products complementary to our business. We currently have no commitments or agreements to make any acquisitions, and we cannot assure you that we will make any acquisitions in the future. Pending our use of the net proceeds, we intend to invest the net proceeds in short-term, interest-bearing investment-grade or government securities.

                                DIVIDEND POLICY

     We currently intend to retain any future earnings to support the development and expansion of our business and do not anticipate paying cash dividends in the foreseeable future other than the dividends we intend to pay as discussed below under "S Corporation Status." Our payment of any future dividends will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that we may be a party to at the time. Under our existing credit facility, we may not declare or pay any dividends or make any distributions other than distributions payable solely in our capital stock if, at the time of such dividend or distribution, there exists a possible default or default under the credit facility. In addition, the terms of any future credit agreement may prevent us from paying any dividends or making any distributions or payments with respect to our capital stock.


                              S CORPORATION STATUS


     Since our incorporation in 1993, we have been treated for federal and state income tax purposes as an S corporation under Subchapter S of the Internal Revenue Code and comparable state laws. As a result, our earnings have been taxed for federal and state income tax purposes directly to our stockholders rather than to us. In connection with this offering, we will convert from an S corporation to be taxed as a C corporation. As a result of the revocation of our S corporation status, we will record a net deferred tax asset and corresponding income tax benefit effective upon the revocation date. The amount of the deferred tax asset would have been approximately $216,000 if the revocation date had been December 31, 2001. The actual amount will be determined after giving effect to our operating results through the revocation date.



     We expect to distribute a portion of the net proceeds of this offering to our current S corporation stockholders and a former stockholder, representing substantially all of our undistributed S corporation earnings for tax purposes through the date of revocation of S corporation status. As of December 31, 2001, the amount of these undistributed S corporation earnings was $3.6 million. In January 2002, we distributed approximately $581,000 of this amount to our current stockholders and a former stockholder. The actual amount of the distribution of S corporation earnings will depend on the amount of our income prior to completion of the offering.

                                 CAPITALIZATION


     The following table sets forth our capitalization as of December 31, 2001:


     - on an actual basis; and


     - on a pro forma as adjusted basis to reflect our sale of 3,000,000 shares of common stock at an assumed initial public offering price of $13.00 per share, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, the payment of approximately $3.6 million of previously undistributed S corporation earnings and the repayment of approximately $13.5 million of long-term debt and $931,000 of notes payable affiliates.


     You should read this table together with "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus.


                                                                        DECEMBER 31, 2001
                                                                ----------------------------------
                                                                                      PRO FORMA
                                                                  ACTUAL             AS ADJUSTED
                                                                -----------        ---------------
                                                                (IN THOUSANDS, EXCEPT SHARE DATA)
Long-term debt..............................................      $13,479              $     --
Notes payable affiliates....................................          931                    --
Liability under license agreement...........................        1,414                 1,414
Stockholders' equity:
  Preferred stock, $0.001 par value; no shares authorized,
     issued and outstanding, actual; and 5,000,000 shares
     authorized, no shares issued and outstanding, as
     adjusted...............................................           --                    --
  Common stock, $0.001 par value; 28,000,000 shares
     authorized, and 10,640,000 shares issued and
     outstanding, actual; and 30,000,000 shares authorized,
     13,640,000 shares issued and outstanding, as
     adjusted...............................................           --                     3
  Additional paid-in capital................................            1                34,984
  Retained earnings.........................................        3,582                    --
                                                                  -------              --------
     Total stockholders' equity.............................        3,583                34,987
                                                                  -------              --------
     Total capitalization...................................      $19,407              $ 36,401
                                                                  =======              ========



     The information regarding the number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of December 31, 2001 and does not include 2,016,000 shares that may be issued under our Amended and Restated 2001 Equity Plan.

                                    DILUTION


     Our net tangible book value as of December 31, 2001 was approximately $1.1 million, or $0.10 per share of common stock. Net tangible book value per share is determined by dividing the amount of our total tangible assets less our total liabilities by the number of shares of common stock outstanding.



     After giving effect to (1) our sale of 3,000,000 shares of common stock at an assumed initial public offering price of $13.00 per share after deducting underwriting discounts and commissions and estimated offering expenses payable by us, (2) an assumed dividend to our current stockholders and a former stockholder of undistributed S corporation earnings of approximately $3.6 million and (3) the recognition of deferred income taxes of $216,000 as a result of the revocation of our S corporation status, our adjusted net tangible book value as of December 31, 2001 would have been $32.5 million, or $2.38 per share. This amount represents an immediate increase in net tangible book value to our existing stockholders of $2.28 per share and an immediate dilution to new investors of $10.62 per share. The following table illustrates this per share dilution:



Assumed initial public offering price per share.............          $13.00
  Net tangible book value per share at December 31, 2001....  $0.10
  Increase per share attributable to new investors..........  $2.28
As adjusted net tangible book value per share after this
  offering..................................................          $ 2.38
Dilution per share to new investors.........................          $10.62
                                                                      ======



     If the underwriters' over-allotment option is exercised in full, our as adjusted net tangible book value at December 31, 2001 would have been approximately $2.69 per share, representing an immediate increase in net tangible book value of $2.59 per share to existing stockholders and an immediate dilution in net tangible book value of $10.31 per share to new investors.



     The following table summarizes, on a pro forma basis, as of December 31, 2001 the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by our existing stockholders and by new investors. The table assumes that the initial public offering price will be $13.00 per share.



                                                                                           AVERAGE
                                                                                          PRICE PER
                                             SHARES PURCHASED      TOTAL CONSIDERATION      SHARE
                                           --------------------   ---------------------   ---------
                                             NUMBER     PERCENT     AMOUNT      PERCENT
                                           ----------   -------   -----------   -------
Existing stockholders....................  10,640,000      78%    $       190    0.0005%   $.00002
New investors............................   3,000,000      22      39,000,000   99.9995      13.00
                                           ----------     ---     -----------   -------    -------
  Total..................................  13,640,000     100%    $39,000,190       100%   $  2.86
                                           ==========     ===     ===========   =======    =======

                            SELECTED FINANCIAL DATA


     The following table presents our selected financial data. The selected statement of operations data, except for the pro forma information, for each of the three years in the period ended December 31, 2001 and the balance sheet data for the years ended December 31, 2000 and 2001 are derived from the audited financial statements and related notes that appear elsewhere in this document. The selected statement of operations data, except for the pro forma information for the year ended December 31, 1998, and the balance sheet data as of December 31, 1998 and 1999 have been derived from audited financial statements and notes that are not included in this document. The selected financial data presented below for the year ended December 31, 1997 are derived from our unaudited financial information, which includes, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such information for the periods and dates presented.



     - We are an S corporation for income tax purposes, and, as a consequence, we paid no federal income tax or certain state income taxes. The pro forma per share amounts set forth below reflect a pro forma tax provision per share as if we had been a C corporation during such periods.



     - Adjusted pro forma net income per share data set forth below assumes that we were a C corporation during the periods and gives effect to the reduction in interest expense associated with the approximately $14.4 million of debt that we expect to repay with the proceeds of the offering, net of the related tax effect. This calculation is based on the
       11.06 million weighted average shares outstanding as of December 31, 2001 plus the approximately 1.1 million shares required to be sold to retire our debt.


     The data presented below should be read in conjunction with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the financial statements and related notes included elsewhere in this prospectus.


                                                                 FOR THE YEAR ENDED DECEMBER 31,
                                                         -----------------------------------------------
                                                          1997      1998      1999      2000      2001
                                                         -------   -------   -------   -------   -------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Total net sales........................................  $ 4,793   $ 8,900   $15,651   $22,278   $88,095
Cost of goods sold.....................................    3,921     6,694    11,551    16,968    72,015
Gross profit...........................................      872     2,206     4,100     5,310    16,080
Selling, general and administrative expenses...........      787     1,569     3,128     4,424     8,485
                                                         -------   -------   -------   -------   -------
Income from operations.................................       85       637       972       886     7,595
Other income...........................................       --        --        58        46        56
Interest expense.......................................      241       315       232       461       603
                                                         -------   -------   -------   -------   -------
Net income (loss)......................................  $  (156)  $   322   $   798   $   471   $ 7,048
Net income (loss) per share -- basic and diluted.......  $ (0.01)  $  0.03   $  0.07   $  0.04   $  0.64
Pro forma net income (loss) per share -- basic and
  diluted..............................................  $ (0.01)  $  0.02   $  0.04   $  0.02   $  0.39
Weighted average shares outstanding -- basic and
  diluted..............................................   11,200    11,200    11,200    11,200    11,060
OTHER DATA:
Adjusted pro forma net income per share -- basic and
  diluted..............................................                                          $  0.62



                                                                       AS OF DECEMBER 31,
                                                         -----------------------------------------------
                                                          1997      1998      1999      2000      2001
                                                         -------   -------   -------   -------   -------
                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
Cash...................................................  $   17    $  161    $   91    $   30    $   389
Accounts receivable....................................     504     1,425     2,880     3,421     10,875
Inventories............................................     352       820     2,761     3,594     19,840
Total assets...........................................     916     2,681     6,052     9,066     37,980
Total current liabilities..............................    2012     2,524     3,166     3,501     18,573
Long-term liabilities..................................      --       931     2,967     5,612     15,824
Total stockholders' (deficit) equity...................  (1,096)     (774)      (81)      (47)     3,583

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with "Selected Financial Data" and our financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those anticipated in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed in "Risk Factors," as well as those discussed elsewhere. See "Risk Factors" and "Forward-Looking Statements."

OVERVIEW


     We design, develop and market high-quality, energy efficient lighting products. Since our incorporation in 1993, we have provided energy efficient lighting products and components to original equipment manufacturers. In 1997, we began marketing our products under our own name to hotels and other customers in the commercial and industrial market, and, in June 2000, we entered the residential consumer market. Since entering the residential consumer market, our sales to this market have increased to $58.1 million for 2001, representing 65.9% of our net sales. Our net sales have grown to $88.1 million for 2001 from $3.7 million in 1996.


     We purchase almost all of our products from our suppliers in Shanghai, China. Our cost of sales include the actual cost charged by our Chinese suppliers plus inbound freight, duty, warehouse labor and overhead charges, product testing, packaging material and outbound freight.


     At the end of the fourth quarter of fiscal 2001, our Chinese suppliers, who are also our affiliates, agreed upon a retroactive price adjustment of approximately $1.7 million for certain products that we purchased and sold in that quarter. This retroactive adjustment decreased our cost of sales by approximately $760,000 for fiscal 2001, decreased our inventory by approximately $967,000 at December 31, 2001 and decreased our accounts payable to our Chinese suppliers by approximately $1.7 million at December 31, 2001. The purpose of this adjustment was to recognize price adjustments for production efficiencies in the facilities of our Chinese suppliers that resulted from increased production volume throughout fiscal 2001. We were able to negotiate this retroactive price adjustment because of our relationship with our Chinese affiliates. In the future, our product pricing will be governed under the terms of our manufacturing and supply agreement.


     Since entering the residential consumer market in June 2000, most of our sales to retailers have been made through a direct import program. Under this program, the customer accepts delivery of our products at our suppliers' manufacturing facilities in China, and we have the right to draw upon a letter of credit provided by the customer at that time. Purchasing on a direct basis allows the customer to pay a lower unit price, which reduces our gross profit. We have experienced declining gross margins since we entered the residential consumer market, both as a result of our participation in the direct import program and as a result of the lower margin generally associated with sales to retailers. To date, we have been able to offset these lower gross margins in part by reducing our selling, general and administrative expenses as a percentage of net sales. We cannot assure you that we will be able to continue to control these costs to such an extent. Because retailers often face significant pricing pressures, we anticipate that the expansion of our business with retailers will result in pricing pressures and lower gross margins. In addition to expanding our retail presence, we also intend to focus on further penetrating the commercial and industrial market, where historically our gross margins have been higher. Our gross profit in future periods will depend on the overall mix of our business and will also be affected by the volume of sales made through direct import programs.

     Selling through a direct import program allows us to avoid costs associated with importing and holding inventory and has resulted in lower levels of selling, general and administrative expenses than we would incur if all of our products were sold through warehouse sales. In addition, the use of letters of credit to support customer purchases enhances our liquidity, since we are able to obtain payment for our products immediately upon delivery.


     Historically, we have not incurred significant research and development expense because we have been able to conduct most of our research and development by working with the licensor of certain technology that we use, and by working with our suppliers and customers to develop or customize products to meet customer needs. In addition to licensing certain technology to us, from time to time, this licensor assisted us with the design of new products and/or product improvements. This licensor no longer provides these research and development services, and we currently do not conduct any of our research and development with this licensor. In fiscal 2001, our Chinese suppliers agreed to share the research and development expense incurred by us for the development of a commercial grade ballast, and, accordingly, we charged our Chinese suppliers $196,000 for their share of research and development expense for fiscal 2001. We anticipate continuing to conduct research and development by working with our customers and suppliers, but, as we continue to rely more significantly on our product development group, we expect that our research and development expense will increase to enable us to continue to design and develop new products. Our selling, general and administrative expenses include salaries, commissions, advertising and promotional expenses and travel and entertainment expenses. An important part of our business strategy is to increase customer acceptance of energy efficient lighting products, expand and diversify our retail presence and further penetrate the commercial and industrial market. As a result, we anticipate incurring additional selling, general and administration expenses to execute our business strategy. We also anticipate selling, general and administrative expenses to increase as a result of becoming a public reporting company. Although we believe that our sales will increase if we successfully execute our business strategy, our sales may not increase at all or increase sufficiently to offset these additional expenses.


     Our net sales are primarily generated from our sales of energy efficient lighting products and accessories. From time to time we have also been paid commissions as a sales agent for certain product sales made by our Chinese suppliers at our direction that were shipped directly to customers in Asia. Additionally, we have generated other income primarily in connection with certain advisory services that we have provided our Chinese suppliers. We sell our products on a purchase order basis. We usually ship products within two to seven days of receipt of the purchase order, although, for certain larger customers, we occasionally receive purchase orders one to two months in advance of when the products need to be delivered. Our revenue recognition policy is to recognize revenues when products are shipped or when products are received by the customer's shipping agent, at which time title transfers to the customer. Our return policy is to replace, repair or issue credit for products under warranty. We warrant our products for a minimum of one year. Returns received during the current period are expensed as received, and a provision is recorded for future returns based on current shipments.

RESULTS OF OPERATIONS

     The following table sets forth our income statement data expressed as a percentage of total net sales for the periods indicated:


                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               1999     2000     2001
                                                              ------   ------   ------
Total net sales.............................................  100.0%   100.0%   100.0%
Cost of goods sold..........................................   73.8     76.2     81.7
                                                              -----    -----    -----
Gross profit................................................   26.2     23.8     18.3
Selling, general and administrative expenses................   20.0     19.8      9.6
Income from operations......................................    6.2      4.0      8.7
Other income................................................    0.4      0.2      0.1
Interest expense............................................   (1.5)    (2.1)    (0.8)
                                                              -----    -----    -----
Net income..................................................    5.1%     2.1%     8.0%
                                                              =====    =====    =====

  Fiscal Year Ended December 31, 2001 compared to Fiscal Year Ended December 31, 2000



     NET SALES. Net sales increased $65.8 million, or 295.1%, to $88.1 million for fiscal 2001 from $22.3 million for fiscal 2000. Net sales increased significantly in both the commercial and industrial and the residential consumer markets as a result of higher demand for our products. Fiscal 2001 included sales of $46.4 million, or 52.6% of our total sales, to The Home Depot, our largest customer, compared to sales of $5.0 million, or 22.4% of our total sales, for fiscal 2000. This increase was primarily due to the fact that we began selling to this customer in June 2000 and sold approximately $12.8 million of one of our products to this customer in the third quarter of 2001 in connection with a promotional campaign that it was conducting. Sales to our residential consumer market customers, excluding The Home Depot, were $11.7 million for fiscal 2001. We did not begin selling our products to residential consumer customers other than The Home Depot until February 2001. Sales to our commercial and industrial customers increased $12.7 million, or 73.4%, to $30.0 million for fiscal 2001 from $17.3 million for fiscal 2000.



     GROSS PROFIT. Gross profit increased $10.8 million, or 203.8%, to $16.1 million for fiscal 2001 from $5.3 million for fiscal 2000. Gross margin decreased to 18.3% for fiscal 2001 from 23.8% for fiscal 2000. This decrease was primarily due to the increase in sales in the residential consumer market in fiscal 2001, where we typically realize a lower gross margin on sales than in the commercial and industrial market.



     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased by $4.1 million, or 91.8%, to $8.5 million for fiscal 2001 from $4.4 million for fiscal 2000. As a percentage of net sales, selling, general and administrative expenses decreased to 9.6% for fiscal 2001 from 19.8% for fiscal 2000. The dollar increase was due primarily to an increase in wages associated with additional employees hired and an increase in sales commissions as a result of the significant increase in sales. The percentage decrease was due primarily to the beneficial impact of our increase in overall sales, as well as an increase in our direct import sales. Royalty expense and amortization of a license agreement decreased by $47,000, or 11.0%, to $379,000 for fiscal 2001 from $426,000 for fiscal 2000. This decrease resulted from us entering into a fixed payment agreement with our licensor.



     INTEREST EXPENSE. Interest expense increased $142,000, or 30.8%, to $603,000 for fiscal 2001 from $461,000 for fiscal 2000. The increase was due to higher borrowing levels for fiscal 2001 compared to fiscal 2000.



     NET INCOME. Net income for fiscal 2001 increased $6.5 million to $7.0 million from $471,000 for fiscal 2000. The increase was due primarily to the significant increase in our sales, a higher portion of which were direct import program sales, which resulted in lower levels of selling, general and administrative expenses than we would have recognized if all of our products were sold through warehouse sales.



     PRO FORMA INCOME TAX EXPENSE. We have operated as an S corporation and have not been subject to federal or state corporate-level income tax in any of the periods presented. On a pro forma basis, giving effect to the revocation of our S corporation status, our income tax expense for fiscal 2001 would have been $2.8 million, which represents an effective tax rate of 39.2%. Our pro forma income tax expense for fiscal 2000 would have been $194,000, which represents an effective tax rate of 41.1%. Differences between the statutory rate and our effective tax rate resulted from the non-deductibility of certain expenses for income tax purposes.


  Fiscal Year Ended December 31, 2000 compared to Fiscal Year Ended December 31, 1999


     NET SALES. Net sales increased $6.6 million, or 42.0%, to $22.3 million for fiscal 2000 from $15.7 million for fiscal 1999. Net sales increased significantly in both the commercial and industrial and the residential markets as a result of higher demand for our products. In the second quarter of fiscal 2000, we began to sell our products to The Home Depot, which became our largest customer and accounted for sales of $5.0 million, or 22.4% of our total sales, for fiscal 2000. Sales to our commercial and industrial customers increased $1.6 million, or 10.2%, to $17.3 million for fiscal 2000 from $15.7 million for fiscal 1999.


     GROSS PROFIT. Gross profit increased $1.2 million, or 29.3%, to $5.3 million for fiscal 2000 from $4.1 million for fiscal 1999. Gross margin decreased to 23.8% for fiscal 2000 from 26.2% for fiscal 1999.

This decrease was primarily due to the fact that we began selling in the residential consumer market, where we typically realize a lower gross margin than in the commercial and industrial market.


     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased by $1.3 million, or 41.9%, to $4.4 million for fiscal 2000 from $3.1 million for fiscal 1999. As a percentage of net sales, selling, general and administrative expenses decreased to 19.8% for fiscal 2000 compared to 20.0% for fiscal 1999. The dollar increase was due primarily to increased wages associated with new employees and increased advertising, travel and legal expenses we incurred in connection with our initiatives to expand our sales and increase our customer base and market presence. Royalty expense increased by $93,000, or 27.9%, to $426,000 for fiscal 2000 from $333,000 for fiscal 1999 as a result of an increase in the sales of products on which we were required to pay royalties.


     INTEREST EXPENSE. Interest expense increased $229,000, or 98.7%, to $461,000 for fiscal 2000 from $232,000 for fiscal 1999. The increase in interest expense was due largely to higher borrowing levels in fiscal 2000 under an increased line of credit. In fiscal 2000, we increased our line of credit 200% over the fiscal 1999 lending levels to enable us to continue to fund our growth.

     NET INCOME. Net income for fiscal 2000 decreased $327,000, or 41%, to $471,000 from $798,000 for fiscal 1999. The decrease was due primarily to our increased interest expense.


     PRO FORMA INCOME TAX EXPENSE. On a pro forma basis, giving effect to the revocation of our S corporation status, our income tax expense for fiscal 2000 would have been $194,000, which represents an effective tax rate of 41.1%. Our pro forma income tax expense for fiscal 1999 would have been $324,000, which represents an effective tax rate of 40.6%. Differences between the statutory rate and our effective tax rate resulted from the non-deductibility of certain expenses for income tax purposes.



LIQUIDITY AND CAPITAL RESOURCES


     During the periods presented, we financed our operations primarily through available cash and from borrowings. Prior to our obtaining a $2.0 million revolving line of credit in January 1999, we financed our operations primarily through borrowings from a related party because we were unable to obtain conventional bank financing at the time. See "Related Party
Transactions -- Factoring Arrangement" and "-- Letter of Credit."


     We had working capital of $12.8 million at December 31, 2001 compared with $3.6 million at December 31, 2000. Cash used in operating activities was $1.4 million for fiscal 2001, $831,000 for fiscal 2000 and $1.2 million for fiscal 1999. The cash used in operating activities reflects the increase in operating income offset by changes in working capital items. The most significant working capital changes are attributable to increases in accounts receivable, inventory and accounts payable. Accounts receivable increased to $10.9 million at December 31, 2001 from $3.4 million at December 31, 2000, inventory increased to $19.8 million at December 31, 2001 from $3.6 million at December 31, 2000, and accounts payable increased to $17.0 million at December 31, 2001 from $2.9 million at December 31, 2000. Each of these working capital items increased as the result of our growth for all periods presented. In addition, accounts receivable increased in part because, from time to time, we have extended the payment terms for certain of our retail customers from 30 days to 60 days. If we continue to grow our business, we anticipate that our working capital requirements will increase to, among other things, maintain sufficient inventory to meet anticipated demand.



     Historically, our payment terms have required our customers to pay within 30 days. However, since entering into the residential consumer market, we have extended the payment terms to 60 days for certain of our retail customers from time to time. These extended payment terms reduce the rate of our receivable turnover and our cash flow. As of December 31, 2001, $6.4 million of our receivables were on 60-day payment terms. To date, the impact of these extended payment terms on our working capital requirements has been offset, in part, by our direct import sales where our customers pay us upon delivering our product to the retailer's shipping agent.



     Cash provided by financing activities was $3.2 million for fiscal 2001, $1.2 million for fiscal 2000 and $1.4 million for fiscal 1999. This financing was obtained through conventional bank financing.

     In August 2001, we obtained a $15.0 million revolving credit facility under which we can borrow amounts based on up to 85% of our eligible accounts receivables and 55% of our eligible inventory. In December 2001, we amended our credit facility to increase the facility to $20.0 million. We borrowed under our credit facility primarily to provide working capital to support our operations as well as to refinance our prior line of credit and repay a mortgage note. We may choose an interest rate of either the prime rate as announced by the lender or 3% above the prevailing London Interbank Offer Rate (LIBOR). We are required to pay a quarterly commitment fee of .125% for the unused portion of this facility. We are also able to issue up to $500,000 in letters of credit under this credit facility, which reduces the availability under the revolving credit facility. The credit facility terminates on July 31, 2003. Borrowings under our credit facility are secured by substantially all of our assets and a $1.0 million personal guarantee by Ellis Yan, our Chairman and Chief Executive Officer. As of December 31, 2001, $13.0 million was outstanding under this facility. We intend to use a portion of the net proceeds from this offering to repay the borrowings under this facility. Following repayment, we intend to terminate this credit facility and will seek to obtain a new credit facility. We cannot assure you that we will be able to obtain a new credit facility on terms that are acceptable to us.



     Our credit facility contains customary affirmative and negative covenants for such financings, including financial covenants regarding cash flow to debt service ratios, tangible net worth to debt ratios, and tangible net worth. As a result of these covenants, we may be unable to engage in a variety of transactions, including incurring additional unsubordinated indebtedness, making acquisitions and making capital expenditures in excess of $100,000 in any given year, excluding expansion of our facilities. In 2001, we obtained waivers for certain financial covenant violations related to the tangible net worth to debt ratios, tangible net worth requirements and limits on capital expenditures. In 2001, we also obtained waivers for certain non-financial covenant violations related to distributions that we made to our stockholders of undistributed retained earnings and certain transactions with our current or former affiliates related to (1) payments to a former director for services the director provided us, (2) payments to a former stockholder who was licensing certain technology to us and (3) purchases of products, and loans, from our principal suppliers. The financial covenant violations resulted from the determination that it was necessary to capitalize our license agreement with the licensor of certain of the technology that we use, which decreased our tangible net worth and increased our indebtedness, from our significant amounts of inventory-in-transit at December 31, 2001, which increased our indebtedness, and from increased capital expenditures. Because we anticipate having significant amounts of inventory-in-transit in the future, we are in negotiations with our lender to eliminate the covenant regarding tangible net worth to debt ratios. The non-financial covenant violations resulted from administrative oversight. The covenant waivers were permanent waivers for violations for the designated period. However, we are still required to comply with the covenants for future periods, except with respect to certain of the non-financial covenant waivers, which amended the terms of the agreement governing the credit facility. We have amended our revolving credit facility to, among other things, revise certain financial covenants and increase the borrowing capacity. Additionally, the terms of our amended credit facility prohibit us from reducing the balance of our accounts payable to our Chinese suppliers to an amount less than $3.0 million and from making early principal payments on our promissory notes payable to our Chinese suppliers. As mentioned above, we intend to terminate and replace this credit facility upon completion of this offering and further intend to repay our accounts payable and promissory notes payable to our Chinese suppliers with a portion of the proceeds of this offering.



     In October 2001, we acquired substantially all of the assets of enerSave data systems, Inc. and JRS Technology, Inc., each for a purchase price of $500,000. EnerSave data systems designed and developed energy management systems and the JRS Technology assets were used in the design and development of commercial grade electronic ballasts. We funded the JRS Technology acquisition and $250,000 of the enerSave data system acquisition with borrowings under our credit facility. We are obligated to pay the remaining $250,000 of the purchase price for the enerSave data systems acquisition quarterly in four equal payments of $62,500, without interest thereon, and we made our first payment on January 21, 2002.



     We have made distributions to our stockholders in order to allow them to pay taxes on our income and to provide a return on their investment. We distributed $105,000 in fiscal 1999, $437,000 in fiscal 2000, and $3.4 million in fiscal 2001 to our stockholders. We will revoke our S corporation status in connection with this offering. We intend to distribute substantially all of our undistributed S corporation earnings for tax purposes through the date of revocation of S corporation status to our current stockholders and a former stockholder. As of December 31, 2001, the amount of these undistributed S corporation earnings was approximately $3.6 million. In January 2002, we distributed approximately $581,000 of this amount to our current stockholders and a former stockholder. The actual amount of the distribution of S corporation earnings to our current stockholders will depend on the amount of our income prior to completion of the offering. We anticipate paying this distribution with a portion of the proceeds of this offering.



     Our capital expenditures have historically related primarily to our facilities. During fiscal 2000, we financed the purchase of our current office and warehouse facilities located in Aurora, Ohio with a 10-year $900,000 commercial mortgage from a bank and a $500,000 loan through the State of Ohio 166 Program. In August 2001, we paid off the entire balance of the bank mortgage with proceeds from our $15.0 million credit facility. The State of Ohio 166 Program loan is a 15-year loan that bears interest at 5.25% and is secured by our facilities. It is guaranteed by Ellis Yan and contains customary affirmative and negative covenants for such financings, including financial covenants regarding our interest coverage ratio, debt to equity ratio and net worth. As a result of these covenants, we may be unable to engage in a variety of transactions including incurring additional secured indebtedness or otherwise entering into transactions that encumber our assets. In 2000, we obtained waivers for certain financial covenant violations caused by our failure to maintain the required debt to equity ratio and the minimum required net worth. In 2001, we also obtained waivers for certain non-financial covenant violations caused by our repurchase of shares of our common stock from a stockholder and the encumbrance of our assets under our revolving credit facility. The financial covenant violations resulted from certain unanticipated operating expenses that we incurred during the period, including increased advertising, travel and legal expenses incurred in connection with our initiatives to expand our sales and increase our customer base and market presence. The non-financial covenant violations resulted from administrative oversight. The non-financial covenant waivers were permanent waivers, and the financial covenant waivers were permanent waivers for violations for the designated period. However, we are still required to comply with the covenants for future periods. As of December 31, 2001, approximately $475,000 was outstanding under our State of Ohio 166 Program loan. We intend to use a portion of the net proceeds from this offering to repay the borrowings under this loan.


     Through the end of 2002, we expect to spend approximately $2.0 million on capital expenditures, primarily to fund the expansion of our warehouse facilities.


     Based on current and anticipated levels of operations, our management believes that cash on hand and cash flow from operations and proceeds from this offering will be sufficient to continue to meet our current and anticipated cash operating requirements, including working capital needs, capital expenditures and scheduled interest and principal payments for the next 24 months. Our ability to meet our current and anticipated operating requirements will depend upon our future performance, which, in turn, will be subject to general economic conditions and financial, business and other factors, including factors beyond our control.


EFFECTS OF INFLATION

     We do not believe that inflation has had a material impact on our results of operations in recent years. However, we cannot predict what effect inflation may have on our results of operations in the future.

BACKLOG

     We ship products to customers only after receipt of a specific purchase order. Although for certain customers we occasionally receive purchase orders up to two months in advance of when the products need to be delivered, we typically ship orders within two to seven days of receipt of the purchase order. Accordingly, we do not believe that our backlog at any particular date is a meaningful indicator of our future performance. We have not experienced significant order cancellations or delivery rescheduling.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, or SFAS, No. 133, "Accounting for Derivative Financial Instruments and for Hedging Activities," which is required to be adopted in fiscal year 2001. Because we do not use derivatives, the adoption of this statement did not have a significant effect on our earnings or financial position.

     In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, which provides guidance on revenue recognition. We have adopted this guidance in our financial statements.


     In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," to improve the transparency of the accounting and reporting for business combinations by requiring that all business combinations be accounted for under a single method, the purchase method. Use of the pooling-of-interests method is no longer permitted. SFAS 141 also establishes criteria for separate recognition of intangible assets acquired in a purchase business combination. SFAS 141 is effective for all business combinations initiated after June 30, 2001. We considered this standard in accounting for our acquisitions of substantially all of the assets of enerSave data systems, Inc. and JRS Technology, Inc.



     In June 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes Account Principles Board Opinion No. 17, "Intangible Assets". SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. SFAS No. 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of SFAS No. 142 are required to be applied starting with fiscal years beginning after December 15, 2001. We considered this standard in accounting for our recent acquisitions of substantially all of the assets of enerSave data systems and JRS Technology.



     In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Currently, this standard has no effect on us.



     In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supersedes the Financial Accounting Standards Board SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations." SFAS No. 144 also amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. We will consider this standard going forward.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK


     Our exposure to interest rate risk is related to our investment portfolio and our borrowings. Fixed rate investments and borrowings may have their fair market value adversely impacted from changes in interest rates. Floating rate borrowings will lead to additional interest expense if interest rates increase. As of December 31, 2001, we had approximately $475,000 outstanding under our State of Ohio 166 Program loan, which bears interest at a fixed rate of 5.25%. As of December 31, 2001, we also had approximately $13.0 million outstanding under our credit facility bearing interest tied to the prime rate. Therefore, we are subject to exposure to interest rate risk for borrowings under our credit facility based on fluctuations in the prime rate. If interest rates were to increase 50 basis points (0.5%) from the December 31, 2001 rates and assuming no changes in outstanding debt levels from the December 31, 2001 levels, we would realize an increase in our annual interest expense of approximately $67,000.


     Due in part to these factors, our future investment income may fall short of expectations, and our interest expense may be above our expectations due to changes in interest rates. Further, we may suffer losses in investment principal if we are forced to sell securities that have declined in market value due to changes in interest rates. We have no derivative financial interests or derivative commodity instruments in our cash or cash equivalents. We invest our excess cash in debt instruments of the United States government and its agencies.

     We pay for products purchased from our Chinese suppliers in United States currency. Because China does not have a floating currency with a value that fluctuates based on market forces, we do not experience foreign currency exchange risk. However, because China's currency does not float like other foreign currencies, in periods when foreign currency values are generally declining, we do not benefit from a strong dollar.

                                    BUSINESS

OVERVIEW


     We design, develop and market high-quality, energy efficient lighting products and accessories. Our wide variety of compact fluorescent products and accessories offer the aesthetic features and application flexibility found in traditional incandescent lighting while providing energy cost savings and significantly longer product life. We believe that we offer the industry's most comprehensive selection of compact fluorescent lighting products and accessories including SpringLamp, which we believe was the first compact fluorescent lamp with a twisted tube design and the first fully-dimmable compact fluorescent lamp to be commercially available for sale in the United States.



     We have provided energy efficient lighting products and components to original equipment manufacturers since our incorporation in 1993 and continue to sell our products to original equipment manufacturers like General Electric Corp. and the Osram Sylvania division of Siemens A.G. In 1997, we began marketing our products under the TCP brand name to commercial and industrial customers, with sales in this market increasing to $30.0 million in fiscal 2001 from $4.8 million in fiscal 1997 and $17.3 million in fiscal 2000. Our major commercial and industrial customers include national and regional distributors who sell our products to a wide range of customers including those in the hospitality, restaurant and entertainment, property management and construction industries. We entered the residential consumer market in June 2000 and now sell our compact fluorescent products and accessories to consumers primarily through The Home Depot under its "Commercial Electric" label as well as through Costco Wholesale Corporation and other retailers under the TCP brand name. Our sales to retailers increased to $58.1 million in fiscal 2001 from $5.0 million in fiscal 2000. Our total net sales were $88.1 million in fiscal 2001 compared to $22.3 million in fiscal 2000.



     We use our technological expertise to develop and commercialize innovative new products. We currently conduct most of our research and development using our product development group and by working with our suppliers and our customers to develop or customize products to meet customer needs. We have built an extensive portfolio of lighting products based on compact fluorescent technology and anticipate that we will continue to add new products and product enhancements. We are a partner in the United States government's ENERGY STAR Program and offer a variety of products that are currently qualified under this program. The ENERGY STAR Program is a voluntary partnership between the Department of Energy and retailers, manufacturers and utilities pursuant to which the Department of Energy establishes guidelines and specifications for energy efficient products and works with retailers, manufacturers and utilities to organize and promote energy efficient product programs and expand consumer awareness of energy efficient products.


INDUSTRY BACKGROUND

  The Electric Power Industry

     According to industry sources, United States consumers spent $226.5 billion on electricity in 2000. The Department of Energy estimates that the annual domestic cost of electricity for lighting is more than $37 billion and that households could cut lighting costs by 30% to 60% by using energy efficient lighting products.

     To reduce energy consumption and costs, many governmental authorities have established economic incentives to reward enterprises and individuals who lower their energy use. Several state public utilities commissions require utilities to implement programs that will promote energy conservation. For example, certain utility companies in the northeastern United States have formed the Northeast Energy Efficiency Partnership, offering rebates for each compact fluorescent lamp purchased. Additionally, the Bonneville Power Administration, a federal utility wholesaler, provides customers through their local utilities approximately 12 million $6.00 coupons redeemable at more than 1,300 participating retailers for compact fluorescent lamps with the ENERGY STAR label. California has also enacted legislation that appropriates funds to implement programs to reduce energy consumption and costs, including allocating funds to encourage replacement of low-efficiency lighting. Federal and state governments have also become more active in promoting energy conservation. For instance, the United States Department of Energy and the EPA established the ENERGY STAR Program to reduce the national rate of greenhouse gas emissions and consumer energy consumption and costs. Also, the state of Minnesota has exempted ENERGY STAR rated lighting products from its current 6.5% sales tax.

     While electricity demand continues to grow, the rate of new electricity supply additions has slowed. Due to the uncertainty surrounding the deregulation of the energy industry, many power companies delayed plans for new generating plants. Additionally, increasing environmental concerns have resulted in restrictions on the use of current plants and impacted the construction of new generating facilities. Also, the United States' current electricity transmission grid has remained largely unchanged since its inception and has become increasingly inefficient. We believe that because of the disparity between the supply and demand of electricity and the recent volatility in electricity prices, together with the existing inefficiency of the electricity distribution system, the demand for energy efficient products, including lighting products, has and will continue to increase.

  Lighting Industry

     The lighting industry has two major consumer markets, the commercial and industrial market and the residential market. The global lighting industry consists of many firms, ranging from large, multinational, multi-product, public companies to small, single-product, private firms. The industry includes three dominant firms, General Electric Corp., Philips Electronics N.V. and the Osram Sylvania division of Siemens A.G. While these three companies are active in all of the major sections of the lighting industry, concentration levels vary by sector and region. The lamp market is highly concentrated whereas the fixture market is highly fragmented. The ballast market is concentrated and consists of several large companies. In addition, smaller companies have created niches in certain product markets like the compact fluorescent lighting market, which require unique competencies, technologies and market products.


     The domestic lighting market recorded retail lamp sales of approximately $1.8 billion in 2000. Overall lamp sales are affected by a variety of factors, including general economic conditions, energy costs and availability, governmental programs and regulations, new construction and renovation activity and infrastructure expenditures. Of the approximately 2.2 billion light bulbs sold at retail from July 1999 through June 2000, less than 1% are compact fluorescent. Due to the growing demand for energy efficient lighting systems, certain lamp product markets, like the compact fluorescent lamp market, are experiencing rapid growth. The domestic lighting market recorded fixture sales of approximately $9.2 billion in 2000. Overall fixture sales are affected by such factors as energy costs and availability and general economic conditions, especially commercial and industrial construction. The domestic ballast market recorded manufacturer's sales of approximately $1.0 billion in 2000. Ballast sales are impacted by the growing demand for energy efficient lighting systems together with requirements for improved light output, increased lamp life and consistent light color output.


  Lighting Markets

     Energy efficient lighting has gained wide acceptance among commercial and industrial customers. In addition to direct savings in energy costs, customers with significant lighting needs can also reduce air conditioning expenses by replacing hotter incandescent lamps with cooler compact fluorescents. The substantially longer operating life of a compact fluorescent lamp compared to an incandescent lamp also allows commercial and industrial customers to reduce maintenance costs associated with replacing lamps. Commercial and industrial customers of our lighting products include customers in the following markets:


     - Hospitality. By providing a broad range of lighting products from floor and table lamp retrofits, ceiling fixtures, lighting options for wall sconces, hallway lighting, lobby and common area lighting, and ballroom and conference room lighting using our energy saving compact fluorescent lighting, as well as exit sign fixtures, we are able to service substantially all of the lighting needs of hotels. As a result, we are a corporate approved supplier of several national hotel chains to whom we sell our lighting products through national and regional distributors.

     - Restaurant and entertainment. The restaurant and entertainment industry historically has not used compact fluorescent lighting in their facilities due to the unavailability of dimming features and the lack of lighting color options. We first offered our compact fluorescent products with a dimming feature in 1997 and introduced color options in 1998. Our compact fluorescent products' dimming feature and wide array of color options enables restaurant and entertainment industry users to create a variety of moods and atmospheres. In addition, our SpringLamp and various reflector options fit into most recess lighting cans, and our small Deco Mini Series products offer lighting in small table lamps, sconces and other types of floor and wall lighting. Our shatter resistant compact fluorescent lighting products can be used where food is prepared or served, and our outdoor compact fluorescent lighting products can be used in outdoor patio, walkway and parking lot lighting for these establishments.

     - Property management (commercial buildings). Certain office buildings, factories, hospitals, airports, retail stores and government buildings have a variety of lighting needs that we are able to service. For example, in the second quarter of 2001, we developed a compact fluorescent track lighting system that is designed for use in retail stores for product displays and general lighting needs.

     - Construction. Building codes often require increased use of energy efficient lighting with longer life, better light output and less heat output than traditional incandescent lighting. We offer a wide variety of compact fluorescent lighting products and accessories that comply with these building codes and can be utilized in a variety of the construction industry's lighting application needs.

     - Agriculture. In addition to the traditional lighting needs in the agriculture industry, certain segments of the agriculture industry have specialized lighting needs that we can satisfy with our comprehensive selection of compact fluorescent products and accessories and our ability to customize our products to a customer's unique requirements.


     Retail sales of all compact fluorescent lamps represented less than 1% of the 2.2 billion light bulbs sold in the United States from July 1999 through June 2000. We believe that the significantly higher prices charged for compact fluorescent lamps compared to incandescent lamps and the lack of knowledge of the benefits of compact fluorescent lamps have contributed to the slower adoption in the retail market and, thus, lower sales relative to commercial and industrial customers. However, we believe compact fluorescent lighting products are becoming more popular with residential consumers for the following reasons:


     - recent volatility of electricity prices;

     - consumer awareness of the need to conserve electricity, fueled in part by news reports of energy shortages and rolling black-outs;

     - improved compact fluorescent lamp performance comparable to incandescent lamps;

     - a growing number of applications for compact fluorescent lamps, which can now be used in many of the same sockets as an incandescent lamp;

     - more competitive compact fluorescent product prices; and

     - government and utility sponsored programs offering rebates and other incentives to encourage retail residential consumers to convert to compact fluorescent lighting.

  Lighting Technology

     Various lighting technologies are currently used in the commercial and industrial market and the residential consumer market. Common types of lighting technology used today are incandescent, fluorescent and light emitting diode, or LED.

     Incandescent. Incandescent lighting is the oldest electric lighting technology and remains the most widely used. Incandescent light is produced when a wire or filament is heated by the flow of electric current through the wire or filament. Incandescent lamps offer the advantage of a low sales price, good color rendition (the qualitative measure of how accurately a light source allows an object's actual color to be viewed), versatility and the ability to deliver substantial amounts of light to a focused area. However, incandescent lamps have the shortest life, averaging 750 to 2,000 hours, and are the least energy efficient, averaging 15 to 30 lumens (the measure of the quantity of light emitted from a light source) per watt, of any lighting technology. In addition, up to 90% of the energy emitted by an incandescent lamp is heat.


     Fluorescent. Fluorescent lamps were first introduced in 1938 and have become the standard interior light source for office buildings, retail stores and certain industrial applications. Fluorescent lamps produce visible light when the discharge from an electrically excited low pressure mercury vapor interacts with a phosphorous powder coating on the inside surface of the lamp. Current fluorescent lamp technology offers instant light, illuminating as quickly as incandescent lamps, good color rendition, improved life and efficiency as compared to incandescent lamps, averaging 10,000 to 20,000 hours of life with 80 to 90 lumens per watt, and moderate initial cost. Unlike incandescent lamps, fluorescent lamps require a ballast to convert electrical current to the optimal voltage, current and waveform to start and operate the lamp. Ballasts generally come in two forms, magnetic and electronic ballasts, with magnetic ballasts for use in the commercial and industrial new construction and renovation market to be prohibited by the federal government in 2005. There are two common types of fluorescent lamps in use today, tube fluorescents and compact fluorescents.

        Tube Fluorescent. Tube fluorescent lamps are much larger than incandescent lamps, making it difficult to deliver substantial amounts of light to a focused area. Tube fluorescent lamps are available in a variety of lengths, the most common of which are four-foot lamps and eight-foot lamps. Tube fluorescent lamps are often used for ambient lighting in large areas because they create less direct glare than incandescent lamps.


        Compact Fluorescent. Compact fluorescent lamps combine the efficiency of fluorescent lighting with the convenience and light quality of incandescent lamps. When introduced approximately 20 years ago, compact fluorescent lamps were bulky, heavy and too big for many incandescent fixtures. However, newer models have a significantly smaller bulb than when first introduced and can be used in many of the same socket applications as incandescent lamps. In addition, although compact fluorescent lamps have light outputs equivalent to incandescent lamps ranging from 15 to 125 watts, according to the EPA, compact fluorescent lamps last up to 10 times longer, use approximately 75% less energy and produce up to 90% less heat than incandescent lamps. Even though the sales price of compact fluorescent lamps is higher than standard incandescent lamps, with incandescent lamps costing an industry average of $0.44 per bulb and compact fluorescent lamps costing an industry average of $11.32 per bulb, this initial cost is more than offset by energy savings and longer life. For example, using the average electricity rate of 10 cents per kilowatt-hour that the EPA employs when comparing the costs of compact fluorescent lamps and incandescent lamps, the following table illustrates the electricity cost saving associated with using one of our 10,000-hour compact fluorescent lamps compared to an incandescent lamp. During 2001, approximately $52.0 million, or 59%, of our net sales were generated from the sale of compact fluorescent lamps with 10,000 or more hours of life.



                                                                                    TCP COMPACT
                                                            INCANDESCENT LAMP     FLUORESCENT LAMP
                                                            -----------------     ----------------
Initial cost of bulb......................................              $0.44              $8.99
Light output..............................................   1190-1220 lumens        1200 lumens
Watts used................................................           75 watts           20 watts
Life of bulb(1)...........................................          750 hours       10,000 hours
Cost of electricity(2)....................................             $75.00             $20.00
Total cost................................................             $80.72(3)          $28.99
  Total savings(4)........................................                                $51.73
                                                                                        ========


---------------

(1) Because repeatedly switching a light on and off reduces the life of the bulb, this example assumes that the lights are left on for several hours per day.

(2) Represents the amount of electricity used over a period of 10,000 hours.

(3) Includes $5.28 that a consumer will eventually pay for the approximately 12 additional incandescent bulbs needed for 10,000 hours of life. The calculations do not include the maintenance cost of replacing an incandescent lamp bulb 12 times in order to obtain 10,000 hours of operating life.

(4) The amount of total savings may fluctuate. For example, assuming all other factors remain unchanged, if the average electricity rate decreases to 8 cents per kilowatt-hour, total savings would decrease to $40.73, and if the average electricity rate increases to 12 cents per kilowatt-hour, total savings would increase to $62.73.

     In addition to direct savings in energy costs, customers with significant lighting needs can also reduce air conditioning expenses by replacing hotter incandescent lamps with cooler compact fluorescents. The substantially longer operating life of a compact fluorescent lamp compared to an incandescent lamp also allows commercial and industrial customers to reduce maintenance costs associated with replacing lamps.

     Light Emitting Diodes. Light emitting diodes, or LEDs, are special diodes that emit light when connected in a circuit. Because LEDs currently emit low light levels and use very little energy, LED products are ideal when illumination must be continuously maintained, such as in emergency exit signs, outdoor billboards and signs and traffic lights. LEDs last 80,000 to 100,000 hours, while incandescent lamps have a useful life of 750 to 2,000 hours. Replacing exit light bulbs is a labor-intensive job, particularly in large buildings. Therefore, the longer a lamp lasts, the greater the savings in maintenance costs. Low wattage combined with long life and lower maintenance costs offer substantial cost savings.

OUR COMPETITIVE STRENGTHS

     Diversity of products. We believe that we offer the industry's most comprehensive selection of compact fluorescent lighting products and accessories, with over 1,000 different energy efficient lighting products and accessories ranging from our SpringLamp compact fluorescent lamps to our energy efficient ballasts. With our extensive compact fluorescent product line, we believe that we are able to source most of a customer's lighting needs with energy efficient lighting. Because our compact fluorescent lamps last up to 10 times longer on average than traditional incandescent lamps, using approximately 75% less energy to produce the same illumination as incandescent lamps and emitting up to 90% less heat than incandescent lamps, our compact fluorescent lamps provide an affordable energy savings solution.

     Operational flexibility and product customization. We offer our customers the ability to design and create a lighting product that meets their unique requirements. We believe that the unique nature of our supplier relationship provides us with the flexibility to quickly design products and alter production schedules that enable us to efficiently respond to the specialized product and production needs of our customers. For example, an entertainment industry customer wanted to create a particular atmosphere using a light color that, at that time, the industry did not offer. We designed a lamp to meet the customer's need and then worked with our principal suppliers to implement the engineering and production changes necessary to manufacture the lamp. Within 30 days of the customer's request, we delivered the desired lighting product.

     Ability to develop new and innovative products. Our product development group works together with other engineers that we engage to develop new technologies, enabling us to quickly and efficiently design and develop new and innovative lighting products that meet changing market needs. In developing new energy efficient product designs, we focus on improving existing products with more innovative engineering, better designs, smaller sizes and improved light and color output. For example, we consider such elements of a lamp's performance as light color temperature, color rendering index (which indicates what percentage of the white light spectrum is being generated), the size of a bulb to ensure proper fit into the lighting fixture and appearance to ensure, when necessary, that the compact fluorescent lamp bulb looks similar to the incandescent lamp bulb being replaced. As a result of our design and development efforts, our product line has grown from only approximately 20 energy efficient lighting products and accessories in 1997 to over 1,000 energy efficient lighting products and accessories today.

     Low cost, high quality manufacturing operations. Almost all of our lighting products are manufactured in Shanghai, China by two companies that combined have over 15 years of experience in manufacturing compact fluorescent lighting products and accessories. These companies are controlled by Ellis Yan, our Chairman, Chief Executive Officer and majority stockholder. Additionally, Mr. Yan's brother manages the operations of both of these companies as their president. Unlike many of our competitors that import lighting products from unaffiliated suppliers, we believe that the unique collaboration with our suppliers made possible by Mr. Yan's ownership and the involvement of his family enhances our ability to assure consistent product quality while maintaining low production costs and enables us to quickly respond to customers' specialized product needs. Manufacturing our products in ISO 9002 certified facilities using stringent quality controls, our suppliers have invested in sophisticated manufacturing equipment in order to automate the manufacturing process to produce consistently high quality products. Many of our products are produced using manual labor, which requires our suppliers to pay close attention to the manufacturing process in order to assure product quality. We work collaboratively with our suppliers to refine their manufacturing processes and develop the quality controls necessary to make our products efficiently and with consistently high quality. In addition, we sell to some of the world's largest companies, all of which have demanding quality standards. These customers inspect our suppliers' operations on a regular basis to assure proper production and quality procedures.

     Ability to capitalize on our established industry position. We believe that we are able to effectively commercialize new lighting products by:

     - building on our strong relationships with electrical, commercial and retail distributors;

     - using the industry knowledge and marketing expertise of our staff;

     - capitalizing on the brand recognition and reputation of our existing products; and

     - promoting new products through our catalogs, informational seminars and trade shows.

OUR STRATEGY

     Our strategy is to become the market leader in the development and commercialization of energy efficient lighting technologies. There are five key elements to our business strategy:

     Develop and commercialize innovative new products and energy management solutions. We will continue to work with our customers to improve and extend existing product lines to provide compact fluorescent alternatives for virtually all incandescent applications. We will also continue to develop and commercialize new products that can satisfy all of our customers' lighting needs, focusing our research and development on three areas:

     - developing commercial grade electronic ballasts for linear fluorescent tubes that incorporate more energy efficient designs at a lower cost;

     - developing customized light fixtures that incorporate energy efficient lighting; and

     - incorporating emerging LED technology into a full range of lighting products, which, over the long term, we expect to become an energy efficient lighting alternative to compact fluorescent lamps.


     We also have established relationships with energy savings companies, or ESCOs, that work with property owners to implement strategies to reduce energy consumption and utility costs. We believe that these relationships, together with our experience in developing and marketing energy efficient lighting products, provide us with an opportunity to expand our product offerings to include energy management solutions. We intend to develop software, sensors and other products that will allow customers to monitor and adjust a building's lighting to allow for more efficient management of energy use. To this end, in October 2001, we acquired substantially all of the assets of enerSave data systems, Inc. and JRS Technology, Inc. EnerSave data systems designed and developed energy management software and hardware that enables customers to monitor and adjust a building's lighting and HVAC systems. The JRS Technology assets were used in the design and development of traditional commercial grade electronic ballasts as well as electronic ballasts that are designed to be monitored and controlled by energy management technology like that developed by enerSave data systems.

     Further penetrate the commercial and industrial market. We believe that significant opportunity remains to increase sales of our compact fluorescent lighting products and accessories by expanding our sales through distribution channels where our products have an established history. We also believe that we can further penetrate the commercial and industrial market by distributing our products through a more diverse group of distributors that sell lighting products to a broader spectrum of businesses in the commercial and industrial market, like customers in the agriculture and construction markets. In addition, we will continue to develop such new products as customized lighting fixtures and more energy efficient commercial grade ballasts to distribute to the commercial and industrial market.

     Expand and diversify our retail presence into mass merchants and supermarkets. We believe that significant opportunity exists to increase sales of our compact fluorescent lighting products and accessories by adding new products, expanding the presence of compact fluorescents at our existing retail distribution channels and distributing our products through a more diverse group of retailers. For example, according to industry sources, during the 12 months ending April 1999 compact fluorescent lamp bulbs occupied only 4% to 7% of retail light bulb shelf space. In addition, although it is estimated that during this same period supermarket chains accounted for 31% and such mass merchants as Wal-Mart accounted for 30% of incandescent lamp retail sales, supermarket chains accounted for only 0.9%, and mass merchants accounted for only 11.7%, of compact fluorescent lamp bulb sales. Accordingly, we will continue to try to expand the shelf space dedicated to our products in our existing retail distribution channels while seeking to expand our presence in mass merchant stores and supermarkets where retail lamp sales have historically been the highest.

     Increase consumer acceptance of energy efficient lighting products. There are significant long-term cost benefits associated with using compact fluorescent lamps in lieu of incandescent lamps, including:

     - less energy consumption -- compact fluorescent lamps use approximately 75% less energy necessary to operate an incandescent lamp with comparable light output;

     - comparable lighting quality -- due to advances in technology, compact fluorescent lamps can often be used in the same lighting fixtures as traditional incandescent lamps while providing comparable light output, color and color rendition;

     - longer operating lives -- compact fluorescent lamps last up to 10 times longer than incandescent lamps, reducing maintenance costs incurred to replace light bulbs; and

     - lower heat output -- compact fluorescent lamps generate up to 90% less heat than incandescent lamps, reducing associated energy costs like air conditioning.

     By educating customers of these benefits through training seminars, literature, informative product packaging and participation in the ENERGY STAR Program and utility company sponsored energy saving and education programs, we believe that we can shift customer preferences from initial price to product value, thereby increasing the demand for our energy efficient lighting products.

     Form strategic partnerships and/or acquire complementary businesses and technologies. We will focus on forming strategic partnerships and/or acquiring businesses and technologies that can enhance our product development capabilities. We intend to form strategic partnerships and/or make acquisitions that will enable us to expand our product lines and provide more comprehensive energy efficient lighting solutions. For example, to expand our offerings of ballasts and energy management solutions, in October 2001, we acquired substantially all of the assets of enerSave data systems, Inc. and JRS Technology, Inc.

OUR PRODUCT OFFERINGS

                                                                                                  RESIDENTIAL
                                 COMMERCIAL AND INDUSTRIAL MARKET                                    MARKET
         COMPACT FLUORESCENT                                    LIGHT EMITTING              CFLS AND
         LIGHTING (CFL)           FIXTURES/ACCESSORIES          DIODE (LED)                 FIXTURES/ACCESSORIES

PRODUCT  - SpringLamps            - Ceiling fixtures            - Exit signs                - SpringLamps
         - Circlines              - Table lamps/torchieres      - Exit sign retrofit kits   - Circlines
         - GoodLamps              - Outdoor fixtures            - Indicator lighting        - GoodLamps
         - Deco Mini Series       - Globes/covers               - Sign lighting             - Deco Mini Series
         - Replaceable ballasts   - Weatherproof coating                                    - Flood lights
         - Replacement lamps      - Recessed can fixtures                                   - Replacement lamps
         - Unifloods              - Reflectors                                              - Ceiling fixtures
                                  - Locking devices                                         - Table lamps/torchieres
                                  - Socket extensions                                       - Outdoor fixtures
                                  - Shatter resistant coating

 SALES   - Commercial and industrial distributors                                           - Home centers
CHANNEL  - Electrical distributors                                                          - Mass merchants
         - Lighting distributors                                                            - Supermarkets
         - Maintenance supply distributors                                                  - Drug stores
         - Catalog distributors                                                             - Consumer catalogs
         - Government procurement agencies                                                  - Hardware stores
                                                                                            - Club stores

     By offering over 1,000 different energy efficient products and accessories, we are able to source most of a customer's lighting needs with energy efficient lighting. We design, develop and market high-quality, energy efficient lighting products using compact fluorescent lamps and light emitting diodes. We distribute a broad range of compact fluorescent lamps, the electronic and magnetic ballasts needed to illuminate linear and compact fluorescent lamps and compact fluorescent lamp lighting fixtures, as well as many component parts and accessories. We also sell LED fixtures and retrofit lamps using LED technology.

  Compact Fluorescent Lighting Products


     SpringLamp. Our SpringLamp is compact and lightweight and is available with and without dimming capabilities. When introduced in 1997, the SpringLamp's twisted tube design made it compatible with a variety of incandescent fixtures while also providing maximum light output and light distribution closest to incandescent lamps. Because it simply screws into an existing light socket, the SpringLamp does not require retrofit rewiring or new or unique fixture configurations. As a percentage of our total net sales, sales of our SpringLamp products accounted for approximately 40% in 1999, 57% in 2000 and 69% in 2001.



     We believe that the SpringLamp was the first commercially available compact fluorescent lamp to be dimmable using a standard incandescent dimmer. The dimming capability of a SpringLamp is a particularly important feature in areas that experience frequent voltage fluctuations, which can shorten the lives of non-dimmable ballasts. Dimmable compact fluorescent lamps are able to respond to voltage fluctuations as if the dimmer is being adjusted, unlike conventional compact fluorescent lamps that do not. We believe that the United States State Department purchasing agents approved the SpringLamp for use in embassies around the world partly because of this important feature.


     The SpringLamp is available in 7 watts to 32 watts, which are equivalent to incandescent lamps ranging from 25 watts to 125 watts. Originally, the SpringLamp and its ballast were combined to form a one-piece integral unit. To enable customers to realize the savings resulting from a ballast's longer operating life, we now offer the SpringLamp in two piece sets consisting of a ballast and a lamp, each of which can be separately replaced. We also offer replacement lamps for our SpringLamps and our other compact fluorescent lamp products. Several new and innovative products and accessories based on SpringLamp technology are now available, including our Mini Springs, which are miniature versions of our SpringLamp that fit in smaller lighting fixtures, like wall sconces and accent lights. The SpringLamp line is available in a wide assortment of colors and includes a number of accessories, including the following:

     - a Uniflood lamp, offering a SpringLamp enclosed in a flood light reflector;

     - various shapes and sizes of globes and other covers;

     - a weatherproof, shatter resistant coating;

     - a recessed can retrofit kit that allows easy conversion from an incandescent downlight;

     - polished aluminum reflectors;

     - anti-theft locking devices;

     - permanent discs to prevent incandescent lamps from being put back into the sockets; and

     - multiple socket extensions and options.


     Circline family. Traditional circline technology has been around for many years and is used extensively in the hospitality industry, commercial buildings, residential apartment buildings and retail outlets. We offer Circline ballasts with traditional wide diameter lamp tubes with 20, 22 and 30 watt outputs, as well as new, smaller diameter tubes that come in 18, 27, 32, 40, 55 and 65 watt outputs, providing more light from a smaller lamp. We offer these products with a patented lamp holder arm bracket that is bent 45 degrees from the plane of the bulb. This bent arm bracket improves light presentation and eliminates hot spots on lampshades. As a percentage of our net sales, Circline products accounted for approximately 17% in each of 1999 and 2000 and approximately 7% in 2001.


     GoodLamp. Our GoodLamp, with its three U-shaped compact fluorescent lamp tubes, is our version of the industry's traditional compact fluorescent lamp product. The GoodLamp is available in 3 watts to 44 watts, which are equivalent to incandescent lamps ranging from 15 watts to 200 watts. The GoodLamp is available with three-way lighting features and, together with its ballast, can either be purchased as a one-piece integral unit or as a two-piece set consisting of a ballast and a lamp, each of which can be separately replaced.

     Deco Mini Series. Our Deco Mini Series compact fluorescent lighting products convert many of the incandescent lamp shapes that residential consumers are accustomed to into energy efficient compact fluorescent lighting products. We offer these compact fluorescents in a variety of shapes, colors and light outputs, including A-bulbs, torpedoes, globes and flood lights.

     Compact fluorescent lamp torchieres. The bulbs in halogen torchieres (a type of floor lamp lighting fixture) generate bright light and burn at temperatures of up to 1000 degrees Fahrenheit. We are one of the first companies to develop compact fluorescent lamp torchiere technology, for which we have a patent pending. Burning at only about 110 degrees Fahrenheit, our torchieres use approximately 80% less electricity than halogen torchieres. We believe that this compact fluorescent lighting technology will eventually replace halogen torchieres.

     Lighting fixtures. We offer a family of compact fluorescent ceiling fixtures for use in hospitality, residential and light commercial applications in a variety of designs, shapes and sizes with multiple light output and power factors. For outdoor use, we offer a number of lighting fixtures for illuminating outdoor living areas that are suitable for operation in wet locations. We also offer traditional table and floor lamp fixtures that incorporate our replaceable ballasts and that operate with either a replaceable Circline or SpringLamp compact fluorescent lamp.

     Ballasts. We offer traditional electronic and magnetic ballasts primarily to original equipment manufacturers. We also offer ballasts that are designed to operate each line of our compact fluorescent lamps as well as ballasts designed with our customers for their specific uses, including manufacturers of lamps, office furniture and agriculture industry light fixtures. Ballasts for compact fluorescent lamps last far longer than the lamps themselves. Fluorescent lamps last 20,000 hours or less while the ballasts driving the lamps last between 30,000 to 50,000 hours. When combined in a single unit, both have to be replaced even though the lamp is the first to fail. To address this problem, we introduced a ballast system that accepts replacement lamps, providing additional cost savings to the consumer. We have also developed a replaceable ballast, which allows a customer to replace ballasts without having to turn off the power or do any rewiring or fixture maintenance.

  LED Products

     The primary non-compact fluorescent product category that we currently sell is our LED exit sign group. LEDs are special diodes that emit light when connected in a circuit. Because LEDs currently emit low light levels and use very little energy, LED products are ideal when low light level illumination must be continuously maintained, like in emergency exit signs, outdoor billboards and signs and traffic lights. We offer several exit sign fixtures as well as LED retrofit lamps for existing exit signs.

OUR PRODUCT DEVELOPMENT

     We believe that we offer the industry's most comprehensive selection of compact fluorescent lighting products and accessories, with a catalog offering over 1,000 energy efficient products and accessories. We will continue to work with our customers to improve and extend existing product lines to provide compact fluorescent alternatives for virtually all incandescent applications. We will also continue to develop and commercialize new products that incorporate industry trends and satisfy changing consumer requirements. We are currently focusing our research and development on the following three areas:

     - Commercial grade ballasts. We are currently developing commercial grade electronic ballasts for linear fluorescent tubes that incorporate new energy efficient designs. We anticipate that these new ballasts will be significantly less expensive than, and able to replace certain of, our competitors' ballasts. We believe the demand for these energy efficient electronic ballasts will increase as commercial and industrial customers continue to look for ways to cut energy costs and because magnetic ballasts for use in the commercial and industrial new construction and renovation market will be prohibited by the federal government in 2005. Our initial commercial grade ballast product is in a prototype stage, and we anticipate introducing certain of our new commercial grade electronic ballasts to the commercial and industrial market early next year.

     - Fixtures. Our compact fluorescent lamps are designed to operate in traditional incandescent lamp fixtures. In order to capitalize on our strong position in compact fluorescent lamps, we have entered the lighting fixture market, providing a number of customized light fixtures that incorporate energy efficient lighting including table lamps, torchieres, ceiling fixtures and recessed can fixtures.

     - LED lighting. LED lighting is currently expensive and has a limited number of practical lighting applications. However, because LED lighting uses about 95% less energy than an incandescent lamp, and lasts much longer and has many fewer component parts than compact fluorescent lamps, as LEDs are developed to emit more light, we expect LED lighting products to become an energy efficient lighting alternative to compact fluorescent lamps. Our LED product development efforts will focus on incorporating this emerging LED technology into a full range of lighting products. We are in the early development stages of LED lighting products, like indicator and sign lights, and we have a limited number of customer-specific LED light bulb products that are currently being tested at factories and subway systems and in billboard signs at various locations in the United States.

     We currently conduct most of our research and development activities using our product development group and by working with our suppliers and customers to develop or customize products to meet customer needs. Our product development group consists of engineers, technical support personnel and product marketing managers that continue to effectively develop and commercialize innovative new products. We recently retained additional qualified engineers and other personnel for our product development group in connection with our enerSave data systems, Inc. and JRS Technology, Inc. acquisitions.

OUR MANUFACTURING OPERATIONS


     Generally. Almost all of our products are manufactured in Shanghai, China by Shanghai Zhen Xin Electronic Engineering Co., Ltd. and Shanghai Jensing Electron Electrical Equipment Co., Ltd., both of which are Chinese companies formed by a joint venture between Ellis Yan, our Chairman, Chief Executive Officer and majority stockholder, and an entity indirectly controlled by a local township in Shanghai, China. Mr. Yan owns 95% of Shanghai Zhen Xin and 70% of Shanghai Jensing, which share the same facilities, assets and personnel and essentially operate as the same entity but are legally distinct and have operating lives of different durations in order to continuously enjoy certain tax benefits in China. Additionally, as president, Mr. Yan's brother manages the operations of both of these companies. Under the direct supervision of Mr. Yan's brother, these companies operate ISO 9002 certified facilities that have invested in sophisticated machinery and have developed significant expertise in making high-quality compact fluorescent lighting products. Unlike many of our competitors that import lighting products from unaffiliated suppliers, we believe that the unique collaboration with our suppliers made possible by Mr. Yan's ownership and the involvement of his family enhances our ability to assure consistent product quality and enables us to quickly respond to customers' specialized product needs.



     Manufacturing and supply agreement. We have entered into a manufacturing and supply agreement with these suppliers pursuant to which these suppliers have agreed to exclusively provide us with products. We are subject to conflicts of interests when dealing with our suppliers that arise out of Mr. Yan's majority ownership of us and our suppliers. As a result, the independent members of our board must approve all amendments to our manufacturing and supply agreement. Our manufacturing and supply agreement requires our suppliers to manufacture products to our specification at a price agreed upon from time to time. However, the terms of this agreement provide that the aggregate price that we pay for all of our products that we purchase from these suppliers during any year may not exceed the total costs incurred by these suppliers to manufacture these products plus an agreed-upon profit margin. Under this agreement, we will provide our suppliers with product specifications and will obtain Underwriters Laboratories and any comparable testing or governmental approvals and certifications required by the country in which the product will be sold. Our suppliers agreed to maintain ISO 9002 certified facilities and trained personnel to supply our products and also agreed not to sell competitive products to others. Although we have no obligation to purchase our products exclusively from our principal suppliers, under the terms of the agreement, the suppliers' exclusivity obligations will terminate and our suppliers will be permitted to sell competitive products if (1) during the prior six months (to be measured on June 30 and December 31 of each calendar year), we purchased from other suppliers, or manufactured internally, more than 30% of the aggregate cost of our lighting products and accessories during such period or (2) during any calendar year, the aggregate dollar amount of products purchased from our principal suppliers is less than 75% of the aggregate amount of products purchased from our principal suppliers in the prior calendar year. We are generally responsible for warranty or claims by our customers, but, if returns or warranty problems in any shipment exceed 5% of that shipment, we can return the defective products in that shipment for a full refund.



     Our manufacturing and supply agreement has a ten-year term that automatically renews for five-year terms thereafter unless terminated by a party upon prior written notice of 90 days before the expiration of the initial term or any renewal term. Additionally, the manufacturing agreement may terminate earlier under the following circumstances:


     - automatically, in the event of certain bankruptcy or insolvency events affecting a party;

     - by any party as a result of certain final governmental actions that significantly impair the effectiveness of the agreement;

     - by us as a result of any uncured material breach of the agreement or the technology license agreement by either supplier;

     - by either supplier as a result of any uncured material breach of the agreement or the technology license agreement by us; or

     - upon the mutual agreement of us and the suppliers.

     Technology license agreement. We have also entered into a technology license agreement with our suppliers under which we license to them our intellectual property and other technology to enable them to manufacture products under the manufacturing and supply agreement. Under the terms of this agreement, our suppliers are not permitted to disclose, and must protect, any proprietary or other confidential information that we provide them. In addition, this agreement provides that any technology that is developed under the manufacturing and supply agreement will be jointly owned by us and our suppliers. Under the laws of China, the Chinese government must approve any license agreement involving the licensing of intellectual property or other technology within China. As a result, we have submitted the technology license agreement with our suppliers to the Chinese government for its approval, which approval we anticipate receiving prior to completion of this offering.



     Our technology license agreement has a ten-year term that can be extended by mutual agreement with the approval of the Chinese government. Additionally, the technology license agreement may terminate earlier under the following circumstances:


     - automatically, in the event of certain bankruptcy or insolvency events affecting a party;

     - by any party as a result of certain final governmental actions that significantly impair the effectiveness of the agreement;

     - by us as a result of any uncured material breach of the agreement by either supplier;

     - by either supplier as a result of any uncured material breach of the agreement by us; or

     - upon the mutual agreement of us and the suppliers.

     Quality control. To maintain the consistently high quality of our lighting products, our principal suppliers employ sophisticated equipment and endeavor to use the highest quality component parts available in their manufacturing operations. Manufacturing our products using stringent quality controls, our suppliers have invested in sophisticated production equipment in order to automate the manufacturing process to produce consistently high-quality products. Many of our products are produced using manual labor, which requires our suppliers to pay close attention to the manufacturing process in order to assure product quality. We work collaboratively with our suppliers to refine their manufacturing processes and develop the quality controls necessary to make our products efficiently and with consistently high quality. For example, we approve all of the component material sources used in the manufacturing process. All of the incoming component materials are then inspected and sample tested prior to being used in production. In addition, throughout the manufacturing process, our products are subjected to a number of stringent quality tests, including extensive testing and "burning-in" each compact fluorescent lamp for two hours to ensure proper functioning.

LIGHTING CUSTOMERS AND OUR PRODUCT DISTRIBUTION CHANNELS


     Commercial and industrial customers. During 2000, approximately 78% of our net sales, and during 2001, approximately 34% of our net sales, were generated through sales to the commercial and industrial market. Commercial and industrial businesses typically have large numbers of lights on for extended periods of time and are therefore particularly conscious of energy costs and the cost savings associated with energy efficient lighting products. These savings are not limited to the significantly lower energy requirements of compact fluorescent lamps as compared to incandescent lamps. In addition to direct savings in energy costs, customers with significant lighting needs can also reduce air conditioning expenses by replacing hotter incandescent lamps with cooler compact fluorescents. The substantially longer operating life of a compact fluorescent lamp compared to an incandescent lamp also allows commercial and industrial customers to reduce maintenance costs associated with replacing lamps.



     Residential consumers. During 2000, approximately 22% of our net sales, and, during 2001, approximately 66% of our net sales, were generated from the sale of lighting products to retailers, where residential consumers typically buy their lighting products. Retail sales of all compact fluorescent lamps represented less than 1% of the 2.2 billion light bulbs sold in the United States from July 1999 through June

2000. We believe that the significantly higher prices charged for compact fluorescent lamps compared to incandescent lamps and the lack of knowledge of the benefits of compact fluorescent lamps have contributed to the slower adoption in the retail market and, thus, lower sales relative to commercial and industrial customers. However, we believe that the improved quality, increasing variety of applications and declining prices of new compact fluorescent products, along with recent volatility in electricity prices, growing concerns about electricity supply and government and utility sponsored incentive programs for energy efficient lighting, are making compact fluorescent lighting products more popular with residential customers.


     Distribution. We market and distribute our lighting products throughout North America, with limited sales in various other parts of the world. We typically sell our lighting products through distribution channels like electrical and industrial distributors, home centers, mass merchants, supermarkets, drug stores, retailers and original equipment manufacturers. During 2000, approximately 22% of our net sales, and, during 2001, approximately 53% of our net sales, were generated from sales to The Home Depot.


     We sell our lighting products to the commercial and industrial market primarily through electrical and industrial distributors. We also sell our lighting products to the commercial and industrial market through our relationships with certain of the energy savings companies that work with commercial and industrial customers to help them develop strategies to reduce energy costs associated with electrical, gas, water and other energy uses. We sell our products to the federal government primarily through the Federal Defense and Supply Center based in Philadelphia, which acts as our distributor to all federal government customers. We sell our products to state and local governments through the appropriate commercial distributor or other government procurement agency. We also sell our lighting products to the commercial and industrial market through lighting distributors, maintenance supply distributors and catalog distributors.

     We entered the residential consumer market in June 2000 and currently sell our compact fluorescent lighting products and accessories to residential consumers primarily through The Home Depot under its private label "Commercial Electric." We also sell our compact fluorescent lighting products and accessories under the TCP name to residential consumers through other retail distribution channels, including mass merchants like Costco Wholesale Corporation, supermarkets and drug stores like Albertson's and Rite Aid, direct mail order catalogs and a variety of other regional distributors.

     We also distribute our products through sales to General Electric Corp. and the Osram Sylvania division of Siemens A.G., two of the three largest lighting manufacturers. Because these manufacturers have historically not concentrated on the compact fluorescent lighting market, they typically do not manufacture the ballasts necessary to operate the lamps. As a result, we sell ballasts and certain compact fluorescent lamps to these lighting manufacturers. We also have recently begun to sell our lighting products to companies that manufacture lighting fixtures like table lamps, floor lamps, and ceiling and wall lamps.

SALES AND MARKETING

     We sell our products through a sales and marketing organization consisting of nine full-time employees, including three regional sales managers, and over 40 independent sales agencies. Our independent sales agencies are divided by concentration, focusing on either the commercial and industrial market or the residential consumer market. Our independent sales agencies are paid on a commission basis tied to the growth of our customer base and increases in purchases made by our existing customers.

     We use a variety of strategies in marketing our lighting products. For example, we:

     - use promotional pricing, particularly when introducing new lighting products;

     - support our distributors' advertisements and promotional campaigns through cooperative funding arrangements;

     - conduct training and educational classes for our distributors and consumers, educating them on the breadth of our product offerings, the operation of our products and the benefits of using energy efficient lighting products;

     - promote media coverage and articles on the benefits of compact fluorescent lighting;

     - participate in national and regional trade associations and trade shows;

     - advertise in selected industry journals;

     - distribute new product introductions, promotional programs and engineering developments directly to over 12,000 of our existing and potential customers;

     - hold sales meetings and training programs for our sales and marketing associates;

     - provide our distributors and customers with an extensive product catalog; and

     - publish marketing literature targeted at specific customer groups, like the hospitality market and retail customers, that advertise our product offerings and the benefits of using compact fluorescent lighting.


     We also participate in programs offered by a number of utility companies throughout the United States designed to reduce energy consumption and costs. For example, certain utility companies offer rebates to those customers who purchase our energy efficient lighting products, distribute product catalogs that include our energy efficient lighting products and hold torchiere turn-in events, where customers receive at a reduced cost one of our energy efficient, safer torchieres. With more than 300 fixtures and 70 compact fluorescent lamps currently qualified under the ENERGY STAR Program, we also direct our marketing efforts at promoting our ENERGY STAR rating and are able to participate in a number of programs offered by utility programs that require ENERGY STAR specifications for eligibility. We believe that ENERGY STAR certification for our residential consumer products is essential to our success in that market. New, more demanding ENERGY STAR certification standards for compact fluorescent lamps were adopted by the Department of Energy during the fourth quarter of 2001, and ENERGY STAR partners must comply with these new standards by July 2002. We are in the process of having our products tested under the new standards. While testing is not complete, based on preliminary results, we believe that products representing the majority of our sales to the residential consumer market will meet the new certification standards without the need for modification. Other products will need to be modified to meet the new standards. Additionally, ENERGY STAR certification is an expensive process, and we have typically sought certification only for those products that we anticipate selling in the residential consumer market. To date, ENERGY STAR certification has been less important in the commercial and industrial market than the residential consumer market where we believe there is a greater expectation of ENERGY STAR certification.


COMPETITION


     Our compact fluorescent lighting products compete with other types of lighting technology and with compact fluorescent lighting products produced by other manufacturers. Our compact fluorescent lighting products compete on elements such as price, the quality and color of light output, energy efficiency, life and functionality, especially the ability of a lamp's bulb to fit into a particular fixture. Although market awareness and use of compact fluorescent lighting technology continues to grow, older technologies, principally incandescent applications, dominate the lighting market. Although our compact fluorescent lamps have significantly higher sales prices than traditional incandescent lamps and, unlike incandescent lamps, have ballasts that, if not dimmable, can be damaged by voltage fluctuations, our compact fluorescent lamps last up to 10 times longer on average than traditional incandescent lamps, use approximately 75% less energy to produce the same illumination as incandescent lamps and emit up to 90% less heat than incandescent lamps. In addition, our compact fluorescent lamps can often be used in the same lighting fixtures as traditional incandescent lamps while providing comparable light output, color and color rendition. Although some incandescent lamps have been developed that last longer than traditional incandescent lighting, such as new "long-life" bulbs with thicker filaments and halogen lights, "long-life" bulbs are less energy efficient than traditional incandescent lamps as well as compact fluorescent lamps, and halogen lamps burn at extremely high temperatures and require more electricity than our compact fluorescent lamps. For example, bulbs in halogen torchieres burn at temperatures of up to 1000 degrees Fahrenheit while our compact fluorescent torchiere lamps burn at only about 110 degrees Fahrenheit and use approximately 80% less electricity than halogen torchieres. Our ability to compete effectively will depend in part on our ability to:


     - continue to develop innovative new products that meet changing customer demands and enable us to source all of a customer's lighting needs;

     - maintain and continue to improve our stringent product quality and manufacturing standards;

     - maintain our operational flexibility to quickly and efficiently respond to changing customer demands; and

     - increase consumer acceptance of energy efficient lighting products.

Further, we expect that competition will increase as other established and emerging companies enter our market and as new products and technologies are introduced. Increased competition may result in price reductions, lower gross margins and loss of market share. This could materially and adversely affect our business, financial condition and results of operations.

     General Electric Corp., Philips Electronics N.V. and the Osram Sylvania division of Siemens A.G. are our principal competitors in the compact fluorescent lighting market. These companies are also the major producers of traditional lighting products. We also compete with a number of smaller companies in the compact fluorescent lighting market. We believe our technical and engineering expertise in the production of compact fluorescents, together with our more extensive product lines and our product quality, give us a competitive advantage. Unlike many of our competitors that import lighting products from unaffiliated suppliers, we believe that the unique collaboration with our suppliers made possible by Mr. Yan's ownership and the involvement of his family enhances our ability to assure consistent product quality and enables us to quickly respond to customers' specialized product needs. However, certain of these competitors are significantly larger than us and may have a number of significant advantages over us, including:

     - greater financial, technical, marketing and manufacturing resources;

     - preferred vendor status with our existing and potential customer base;
       and

     - larger customer bases.

INTELLECTUAL PROPERTY

     Although we believe that much of the knowledge and technology used in fluorescent lighting is in the public domain, to the extent available, we rely on a combination of patent, trade secret, copyright and trademark laws and confidentiality and non-disclosure agreements with employees and third parties to establish and protect certain aspects of our products, including our proprietary manufacturing processes. For example, we have 15 patents and eight patent applications pending with the United States Patent and Trademark Office. Our patents generally relate to ballasts, electronic circuitry and compact fluorescent and other energy efficient discharge lamps and, except for one patent that will expire in 2013, have remaining durations ranging from 15 years to 21 years. We also have United States trademark registration on the marks SpringLamp and Technabright. These measures may not be sufficient to protect our proprietary rights, and we cannot be certain that third parties will not misappropriate our technology and use it for their own benefit. Our competitors could adopt marks similar to ours, or try to prevent us from using our marks, consequently impeding our ability to build brand identity and possibly leading to customer confusion. Misappropriation of our trade secrets or other intellectual property rights could require us to increase significantly the resources that we devote to our efforts to protect our proprietary rights. In addition, an adverse determination in litigation could subject us to the loss of our rights to a particular trade secret, trademark or patent, require us to grant licenses to third parties on terms that may not be favorable to us or prevent us from manufacturing, selling or using certain aspects of our products. Also, most of these protections do not preclude our competitors from independently developing products with functionality or features substantially equivalent or superior to our products.

     We are also a party to a license agreement under which we have been granted a perpetual, non-exclusive license to use certain electronic ballast technology. For a description of this license agreement, see "Related Party
Transactions -- License Agreements."

REGULATION

     Our products are listed with or certified by Underwriters Laboratories when safety or performance specifications exist. Underwriters Laboratories is an independent, not-for-profit corporation engaged in the testing of products for compliance with certain public safety standards. Certain of our products sold in the United States are also subject to the Fair Packaging and Labeling Act and certain other applicable rules and regulations of the Federal Trade Commission with respect to the content of advertising and trade practices. All of our products are subject to United States country of origin laws under which we are required to place on each of the products that we sell the name of the country where the product was manufactured. Additionally, because the ballasts that we sell emit low level radio frequencies, the Federal Communications Commission, or FCC, must determine that any new ballast designs comply with certain radio frequency emission standards.

LITIGATION

     We are not a party to any material legal proceedings.

EMPLOYEES


     As of December 31, 2001, we had approximately 70 full-time employees. None of our employees are parties to a collective bargaining agreement, and we believe our relationships with our employees are good.


FACILITIES


     We currently own a 40,000 square foot facility located in Aurora, Ohio, which is subject to a mortgage of approximately $475,000 as of December 31, 2001. This facility houses our corporate offices, as well as warehouse and assembly and distribution space. To facilitate our anticipated future growth, we are in the process of expanding our Aurora facility by 60,000 square feet to 100,000 square feet, which expansion we anticipate will be completed during the first half of 2002. From time to time we also utilize public warehousing space in Aurora, Ohio, Seattle, Washington, Chicago, Illinois and Los Angeles, California primarily as distribution facilities.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


     Our executive officers and directors and their ages and positions as of December 31, 2001 are as follows:


NAME                                        AGE                    POSITION
----                                        ---                    --------
Ellis Yan                                   47    President, Chief Executive Officer and
                                                  Chairman of the Board of Directors
Matthew G. Lyon                             41    Vice President -- Finance and Operations,
                                                  Treasurer and Director
James R. Coleman                            38    Chief Operating Officer and Vice
                                                  President -- Sales and Marketing and
                                                  Director
Benjamin G. Ammons(1)(2)                    66    Director
Jack Kahl(1)                                61    Director
R. Louis Schneeberger(1)(2)                 47    Director
Boake A. Sells(2)                           64    Director

---------------

(1) Member of the compensation committee.

(2) Member of the audit review committee.

     Ellis Yan has acted as our Chairman of the board of directors and as our President and Chief Executive Officer since we were incorporated in February 1993. Mr. Yan serves as a member of the board of directors of one of our primary suppliers, Shanghai Jensing Electron Electrical Equipment Co., Ltd.

     Matthew G. Lyon has been a director since January 2000 and has served as our Vice President -- Finance and Operations and Treasurer since our incorporation in February 1993. Until August 2001, while employed by us, Mr. Lyon also operated a tax and accounting practice on a part-time basis. Prior to joining us in 1993, Mr. Lyon consulted on an independent basis for Mr. Yan. Mr. Lyon is a certified public accountant and worked for KPMG Peat Marwick from September 1990 to September 1991 and Grant Thornton LLP from May 1982 to September 1990.

     James R. Coleman has been a director since January 2000, has served as our Vice President--Sales and Marketing since January 1997 and has served as our Chief Operating Officer since November 2001. From January 1995 until January 1997, Mr. Coleman served as the Vice President -- Marketing of Custer Products Limited, an automotive/auxiliary lighting company. Before joining Custer Products, in 1993 Mr. Coleman founded Lite-it, Inc., a lighting company, where he served as its President and Chief Executive Officer until Lite-it was acquired by Custer Products in 1995. From December 1984 to April 1993, Mr. Coleman served in various capacities with Waxman Industries, Inc., a supplier of hardware products, including most recently as Production Manager.

     Benjamin G. Ammons has been a director since February 2001. Mr. Ammons is currently retired. Prior to his retirement, Mr. Ammons served in various capacities with Firestone Tire & Rubber Company from April 1982 to July 1992, including most recently Corporate Senior Vice President from June 1985 to July 1992, President of the Diversified Products Group from June 1985 to June 1991, and Executive Vice President of World Tire Marketing and Sales from April 1982 to June 1985. Before joining Firestone, Mr. Ammons was the Executive Vice President of Carlisle Tire & Rubber from December 1976 to April 1982 and held several positions with B.F. Goodrich from September 1961 to December 1976, including Corporate Director of Business Planing and Development. Mr. Ammons chairs the board of directors or advisory boards of a number of private companies.

     Jack Kahl has been a director since October 2001. Mr. Kahl is currently the President and Chief Executive Officer of Jack Kahl & Associates, LLC, a consulting firm, and the President and Chief Executive Officer of Duck Investments, LLC, an asset management company. Before founding Duck Investments and Jack Kahl & Associates in December 2000, Mr. Kahl served as President and Chief Executive Officer of

Manco, Inc., a marketer and distributor of innovative consumer products that Mr. Kahl founded in 1971, until October 2000. In addition to a number of other board memberships for privately held companies, Mr. Kahl is currently a member of the board of directors of American Greetings Corporation, Royal Appliance Mfg. Co. and Acorn Products, Inc., all of which are public companies.

     R. Louis Schneeberger has been a director since October 2001. Mr. Schneeberger has been the Executive Vice President and Chief Financial Officer for Cardinal Commerce Corporation, an early-stage development company involved in the authentication of internet-based transactions, since December 2000. From March 2000 until December 2000, Mr. Schneeberger served as Chief Financial Officer of Complient Corporation, a developer of internet-based regulatory and other compliance software. Prior to March 2000, Mr. Schneeberger served for 13 years as Chief Financial Officer and as a Director of Olympic Steel, Inc., a steel service center. Mr. Schneeberger is Chairman of the Board of Directors of Royal Appliance Mfg. Co. Mr. Schneeberger also serves as a Trustee of the Achievement Centers for Children and serves on the Business Advisory Council for Kent State University and Enterprise Development Inc., an affiliate of Case Western Reserve University.

     Boake A. Sells has been a director since October 2001. Mr. Sells is currently retired. Prior to his retirement, Mr. Sells served as the Chairman and Chief Executive Officer for Revco D.S., Inc., a retail drugstore company, from September 1987 until June 1992. Prior to joining Revco, from June 1983 to September 1987, Mr. Sells served in a number of capacities at Dayton Hudson Corporation, a diversified national retailer. From 1969 to 1983, Mr. Sells held various positions at Cole National Corporation, a provider of vision care products and services, managed vision care programs and personalized gifts, where he rose to the position of President and Chief Operating Officer. Mr. Sells is a director of Harrah's Entertainment, Inc. and NCS Healthcare, Inc., both of which are public companies.

COMPOSITION OF THE BOARD OF DIRECTORS

     Following this offering, our board of directors will be divided into three staggered classes, each of whose members will serve a three-year term as follows:

     Class I directors will be R. Louis Schneeberger and James R. Coleman;

     Class II directors will be Benjamin G. Ammons, Matthew G. Lyon and Boake A. Sells; and

     Class III directors will be Ellis Yan and Jack Kahl.


     At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the Annual Meeting of Stockholders to be held during calendar years 2003 for Class I directors, 2004 for Class II directors and 2005 for Class III directors.


     Each officer serves at the discretion of the board of directors and holds office until his successor is elected and qualified or until his earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

COMMITTEES OF THE BOARD OF DIRECTORS


     Our board of directors has standing audit review and compensation committees. The audit review committee consists of Messrs. Ammons, Schneeberger and Sells and will meet at least four times a year. The audit review committee oversees the engagement of our independent public accountants, reviews the annual financial statements and the scope of the annual audits, and considers matters relating to accounting policy and internal controls. The National Association of Securities Dealers, Inc. recently adopted new Nasdaq Stock Market Marketplace Rules with respect to audit committee charter, structure and membership requirements. We intend to comply with these rules prior to our listing on The Nasdaq National Market. The compensation committee consists of Messrs. Ammons, Kahl and Schneeberger. The compensation committee reviews, approves and makes recommendations to our board of directors concerning our compensation practices, policies and procedures for our executive officers, including the Chief Executive Officer. The compensation committee's duties include the administration of our Amended and Restated 2001 Equity Plan.

DIRECTOR COMPENSATION

     Each current non-employee director will receive an option to purchase 10,000 shares of our common stock after completion of this offering, and any additional non-employee director will receive an option to purchase 10,000 shares of common stock when such director becomes a member of our board. These options will have an exercise price equal to the fair market value on the date of grant, and we anticipate that they will vest and become exercisable in equal increments over a period of three years beginning on the first anniversary of the date of grant. In lieu of an option to purchase 10,000 shares of our common stock and as consideration for the significant assistance that he has provided us as a director to date, immediately upon completion of this offering we intend to grant Mr. Ammons an option under our Amended and Restated 2001 Equity Plan to purchase 294,000 shares of our common stock with an exercise price equal to the initial public offering price of our common stock. This option will be exercisable in full beginning six months following the date of grant. Additionally, each non-employee director annually will receive $24,000, payable quarterly, as compensation for his or her services as a director, provided that he or she attends at least four meetings of the board during the year. Each director can elect to have his or her quarterly compensation paid in the form of cash or stock. If the director elects to receive his or her quarterly compensation in common stock, he or she will receive a number of shares of our common stock equal to the value of the quarterly compensation elected to be received in the form of common stock divided by the average trading price of one share of our common stock over the 20 trading days prior to the end of the quarter in which the compensation is earned. Each director can further elect to have the receipt of his or her compensation elected to be received in the form of common stock deferred until the termination of such director's service with us or until such other time as the director may have elected. In addition, we reimburse each non-employee director for travel and other related out-of-pocket expenses incurred in attending meetings of the board of directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The compensation committee of the board of directors currently consists of Messrs. Ammons, Kahl and Schneeberger. Historically, however, decisions with respect to the compensation of our executive officers were made by Mr. Yan. See "Related Party Transactions" for information concerning transactions between us and Mr. Yan. No interlocking relationship presently exists between any member of our board of directors or our compensation committee and any member of the board of directors or compensation committee of any other company.

EXECUTIVE COMPENSATION


     The following table sets forth information concerning the compensation we paid to our chief executive officer and our other executive officers whose total annual compensation exceeded $100,000 during the year ended December 31, 2001.


                           SUMMARY COMPENSATION TABLE


                                                    ANNUAL COMPENSATION
                                         -----------------------------------------
                                                                      OTHER ANNUAL    ALL OTHER
NAME AND PRINCIPAL POSITION(S)           YEAR    SALARY     BONUS     COMPENSATION   COMPENSATION
------------------------------           ----   --------   --------   ------------   ------------
Ellis Yan..............................  2001   $246,072   $ 30,000    $55,291(1)     $33,180(2)
  President and Chief Executive Officer
Matthew G. Lyon........................  2001    144,000    180,000           --       32,910(3)
  Vice President -- Finance and
     Operations and Treasurer
James R. Coleman.......................  2001    120,000    200,000           --       22,550(4)
  Chief Operating Officer and
     Vice President -- Sales and
     Marketing


---------------


(1) Includes $55,291 for personal entertainment and related expenses, including meals, lodging and travel expenses.

(2) Includes (a) $30,000 of premiums paid by us pursuant to a split dollar, whole life insurance policy, and (b) $3,180 of matching contributions made by us under our 401(k) plan.



(3) Includes (a) $30,000 of premiums paid by us pursuant to a split dollar, whole life insurance policy, and (b) $2,910 of matching contributions made by us under our 401(k) plan.



(4) Includes (a) $20,000 of premiums paid by us on a whole life insurance policy in connection with a deferred compensation arrangement, and (b) $2,550 of matching contributions made by us under our 401(k) plan.



     We have not entered into employment agreements with Messrs. Yan, Lyon or Coleman. However, on March 6, 2000, we entered into split dollar agreements with each of Messrs. Yan and Lyon. Pursuant to the terms of these split dollar agreements, we pay the premiums due on a whole life insurance policy with an initial face amount of $1,281,875 on Mr. Yan and a whole life insurance policy with an initial face amount of $1,622,234 on Mr. Lyon. The payment of these premiums is deemed an advance to each of these executive officers under the terms of the split dollar agreements. These executive officers have each assigned an interest in his policy to us in an amount equal to the lesser of (1) the aggregate amount of the premiums on the policy paid by us and (2) the cash surrender value of the policy. Upon the death of an executive officer during the term of a split dollar agreement, we will receive proceeds from his policy in an amount equal to our interest in the policy, and the remaining proceeds will be paid to the executive officer's designated beneficiary. Each split dollar agreement may be terminated prior to the executive officer's death for a variety of reasons, including the termination of the executive officer's employment with us for any reason. If a split dollar agreement is terminated, we will release our interest in the executive officer's policy only upon payment to us of an amount equal to our interest.


     On March 6, 2000, we also entered into a deferred compensation agreement with Mr. Coleman. Pursuant to the terms of this deferred compensation agreement, we purchased a whole life insurance policy with an initial face amount of $1,267,344 on Mr. Coleman. Although we own and control the policy, Mr. Coleman is entitled to designate the beneficiary of the policy. Under the terms of the deferred compensation agreement, Mr. Coleman or his beneficiary is entitled to receive all or a portion of the value of, or the proceeds from, the policy only upon (1) Mr. Coleman's termination of employment with us, (2) Mr. Coleman's death or total and permanent disability while employed by us, or (3) mutual agreement. The amount of the value of, or the proceeds from, the policy that Mr. Coleman or his beneficiary is entitled to receive upon the occurrence of any of these events depends upon the years of service that Mr. Coleman provides us from the date of the deferred compensation agreement.


      OPTION GRANTS IN FISCAL YEAR 2001/2001 FISCAL YEAR-END OPTION VALUES


     In October 2001, we adopted our 2001 Stock Option Plan, which was amended and restated in December 2001 as our Amended and Restated 2001 Equity Plan. We have never granted any options to purchase common stock.

EMPLOYEE BENEFIT PLANS

  401(k) Plan


     We have a tax-qualified employee savings and retirement plan, also known as a 401(k) plan, that covers all of our eligible employees. Under the 401(k) plan, eligible employees may elect to reduce their current compensation by up to the lesser of 12% of their annual compensation or the statutorily prescribed annual limit, which was $10,500 in 2001, and have the amount of the reduction contributed to the 401(k) plan. The trustee of the 401(k) plan, at the direction of each participant, invests the assets of the 401(k) plan in designated investment options. We may make matching contributions to the 401(k) plan in amounts equal to 50% of each employee's contribution, not to exceed 6% of such employees annual compensation. We made matching contributions of approximately $22,000 in 2000 and $23,000 in 2001. The 401(k) plan is intended to qualify under Section 401 of the Internal Revenue Code, so that contributions to the 401(k) plan and income earned on the 401(k) plan contributions are not taxable until withdrawn, and so that any contributions we make will be deductible when made.

  Amended and Restated 2001 Equity Plan


     In October 2001, we adopted our 2001 Stock Option Plan, which was amended and restated in December 2001 as our Amended and Restated 2001 Equity Plan. Our stockholders approved the Amended and Restated 2001 Equity Plan in January 2002. The Amended and Restated 2001 Equity Plan provides for the grant of incentive stock options and nonqualified stock options and also provides for the payment of director compensation (for service as a director) in the form of common stock, if so elected by any of our directors. Our directors can also elect to defer receipt of such common stock until their service as a director terminates or until such other date as elected by them. If a director elects to defer receipt of the common stock payable in lieu of cash compensation, he or she must defer the compensation for a minimum period of one year (unless he or she elects a deferral period by reference to his or her termination of service as a director) and may not defer the common stock for more than 10 years after the date of his or her termination of service with us. The board may also authorize the payment of dividend equivalents on awards granted or deferred under the plan.


     Options. Incentive stock options will have an exercise price of 100% or more of the market value of our common stock on the date of grant. Nonqualified stock options may have an exercise price of more or less than 100% of the market value of our common stock on the date of grant.

     Director Compensation. If a director elects to receive his or her compensation in the form of common stock (whether or not deferred), the number of shares that a director will be awarded under the Amended and Restated 2001 Equity Plan will equal the compensation earned by such director divided by the market value per share of our common stock on the date the compensation is earned or as otherwise determined by the board. We anticipate that for directors who elect to receive in stock the $24,000 payable to non-employee directors each year, the number of shares that will be awarded will be determined based on the average trading price of our stock over a 20 trading day period.

     Shares Reserved. We have reserved a total of 2,016,000 shares of our common stock for issuance under the Amended and Restated 2001 Equity Plan.

     Eligibility. Our officers, employees, non-employee directors, consultants and other independent contractors may be selected by the board to receive benefits under the plan. The board may provide for special terms for awards to participants who are foreign nationals or who are employed by us outside the United States as the board may deem necessary or appropriate to accommodate differences in local law, tax policy or custom.

     Adjustments. The number of shares covered by outstanding awards, certain other provisions contained in outstanding awards, the number of shares reserved for issuance under the plan and the other share limits contained in the plan are subject to adjustment in certain situations as provided in the plan.

     Administration and Amendments. Our board, or a committee or subcommittee thereof, administers and interprets the plan. The plan may be amended by the board or a committee thereof so long as any amendment that must be approved by our stockholders in order to comply with applicable law or the rules of any securities exchange on which shares of common stock are traded or quoted is not effective until the approval has been obtained.


     Plan Benefits. As of January 25, 2002, we had not granted any options under the plan. Immediately upon completion of this offering, we intend to grant Mr. Ammons an option to purchase 294,000 shares of our common stock and Mr. Coleman an option to purchase 1,064,000 shares of our common stock with an exercise price equal to the fair market value of our common stock on the date of grant. Following the grant of these options, there will be 658,000 shares of our common stock remaining that can be issued under our Amended and Restated 2001 Equity Plan.

LIABILITY LIMITATIONS AND INDEMNIFICATION

     Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law expressly permits a corporation to provide that its directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

     - any breach of their duty of loyalty to the corporation or its stockholders;

     - acts or omissions that are not in good faith or that involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemptions; or

     - any transaction from which the director derived an improper personal benefit.

     These express limitations do not apply to liabilities arising under the federal securities laws and do not affect the availability of equitable remedies, including injunctive relief or rescission.

     The provisions of Delaware law that relate to indemnification expressly state that the rights provided by the statute are not exclusive and are in addition to any rights provided in a certificate of incorporation, bylaws, agreement or otherwise. Our certificate of incorporation provides that we will indemnify our directors and officers, to the maximum extent permitted by law and that we may indemnify other employees and agents. Our certificate of incorporation also permits us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of actions in his or her capacity as an officer, director, employee or agent. We have obtained an insurance policy that insures our directors and officers against losses, above a deductible amount, from specified types of claims. Finally, we have entered into agreements with each of our directors and executive officers that, among other things, require us to indemnify them and advance expenses to them relating to indemnification suits to the fullest extent permitted by law. We believe that these provisions, policies and agreements will help us attract and retain qualified persons.

     The limited liability and indemnification provisions in our certificate of incorporation, bylaws and indemnification agreements may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duties and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. A stockholder's investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors and officers under these indemnification provisions.

     At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, employees and agents under our certificate of incorporation or indemnification agreements we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                           RELATED PARTY TRANSACTIONS

SALES OF COMMON STOCK

     In January 2000, we sold 2.8 million shares of common stock to Ellis Yan, our President, Chief Executive Officer and Chairman of the board of directors for $50.00, 1.68 million shares of common stock to Matthew G. Lyon, our Vice President -- Finance and Operations, Treasurer and a member of our board of directors for $30.00 and 560,000 shares of common stock to James R. Coleman, our Chief Operating Officer, Vice President -- Sales and Marketing and a member of our board of directors for $10.00. At the time of these sales, Mr. Yan was our sole stockholder.

     In January 2000, we issued 560,000 shares of common stock to Andrzej Bobel as consideration for Mr. Bobel's agreement to convert a non-exclusive patent license under the initial license agreement entered into with Mr. Bobel's company in June 1996 into an exclusive patent license. This agreement was memorialized in a license agreement entered into with him and his company in March 2000. For a discussion of this license agreement, see "-- License Agreements" below.

STOCK REPURCHASE FROM FORMER STOCKHOLDER

     In April 2001, we entered into a stock buy back agreement with Andrzej Bobel pursuant to which we agreed to repurchase all 560,000 shares of our common stock owned by Mr. Bobel for $500.00 and the conversion of exclusive licenses that we were granted by Mr. Bobel and his company into non-exclusive licenses. Under the terms of this stock buy back agreement, the repurchase of Mr. Bobel's stock was to occur on September 30, 2001. However, in furtherance of this stock buy back agreement, in May 2001, we entered into the license agreement that converted our exclusive licenses into non-exclusive licenses. Effective September 30, 2001, we amended and restated this stock buy back agreement and repurchased all 560,000 shares of our common stock held by Andrzej Bobel. We amended and restated the stock buy back agreement (1) to clarify that Mr. Bobel will be entitled to a payment equal to a portion of certain S corporation distributions that we make following our repurchase of his shares, (2) to clarify that a portion of the consideration for our repurchase of his shares relates to our previous conversion of our exclusive licenses into non-exclusive licenses, (3) to obtain a mutual general release of any obligation that we or Mr. Bobel have as it relates to our repurchase of his shares and (4) to require Mr. Bobel to enter into a tax indemnification agreement with us. For a discussion of this tax indemnification agreement, see "-- Tax Indemnification Agreement" below. Under the terms of the amended and restated stock buy back agreement, we repurchased Mr. Bobel's shares in exchange for $500.00 and the previous conversion of our exclusive licenses into non-exclusive licenses under the terms of the May 2001 license agreement. For a discussion of this license agreement, see "-- License Agreements" below.

DISTRIBUTIONS TO STOCKHOLDERS

     Since our incorporation in 1993, we have been treated for federal and state income tax purposes as an S corporation under Subchapter S of the Internal Revenue Code of 1986 and comparable state tax laws. As a result, our earnings are taxed and will be taxed until the revocation of our S corporation status, with certain exceptions, directly to our existing stockholders rather than to us, leaving these stockholders responsible for paying income taxes on these earnings. We have historically paid distributions to our existing stockholders to enable them to pay their income tax liabilities as a result of our status as an S corporation and, from time to time, to distribute previously undistributed S corporation earnings and profits. We made S corporation distributions to our stockholders of approximately $105,000 during 1999, $437,000 during 2000 and

$3.4 million during 2001. The portion of such distributions to each of our stockholders in the applicable period is set forth in the table below.



                                                           PERIOD
                                             ----------------------------------
            NAME OF STOCKHOLDER                1999        2000         2001
            -------------------              --------    --------    ----------
Ellis Yan..................................  $105,000    $327,851    $2,521,010
Matthew G. Lyon............................        --      65,570       504,155
James R. Coleman...........................        --      21,857       168,052
Andrzej Bobel(1)...........................        --      21,857       168,052


---------------

(1) Mr. Bobel was no longer a stockholder as of September 30, 2001.


     We will revoke our S corporation status in connection with this offering. We intend to distribute substantially all of our S corporation earnings for tax purposes through the date of revocation of S corporation status to our current stockholders and a former stockholder. As of December 31, 2001, the amount of these undistributed S corporation earnings was $3.6 million. The actual amount of the distribution of S corporation earnings to our current stockholders will depend on the amount of our income prior to completion of the offering. We anticipate paying this distribution with a portion of the proceeds of this offering. Based on the $3.6 million of undistributed S corporation earnings as of December 31, 2001, we have already distributed $447,485 to Mr. Yan, $89,473 to Mr. Lyon, $29,824 to Mr. Coleman and $14,155 to Mr. Bobel, and we anticipate distributing $2,261,826 to Mr. Yan, $452,389 to Mr. Lyon, $150,797 to Mr. Coleman and $134,988 to Mr. Bobel.


TAX INDEMNIFICATION AGREEMENT


     In connection with this offering and the revocation of our S corporation tax status, we entered into a tax indemnification agreement with our existing stockholders and a former stockholder. Although we believe that we have met the requirements for an S corporation, the agreement provides for, among other things, the existing stockholders and the former stockholder to indemnify us for any federal and state income taxes, including interest and penalties, incurred by us if for any reason we are deemed to be a C corporation during any period in which we reported our taxable income as an S corporation. The tax indemnification obligation of each of our existing stockholders and the former stockholder is limited to the aggregate amount of all distributions made to such stockholder by us to pay taxes since the first day of our first tax year in which we are deemed to have been a C corporation.


     The agreement also provides for payment by our existing stockholders and the former stockholder to us and by us to our existing stockholders and the former stockholder to adjust for any increases or decreases in tax liability arising from a tax audit that affects our tax liability and results in a corresponding adjustment to the tax liability of our existing stockholders. The amount of such payment cannot exceed that amount of refund received by us or our existing stockholders attributable to the adjustment in tax liability.

GUARANTEES


     During 2000, to finance the price we paid to purchase our Aurora, Ohio facility, we obtained a commercial mortgage from a bank in the amount of $900,000 and a $500,000 loan through the State of Ohio Program, both of which were guaranteed by Mr. Yan. In addition, in January 1999 we entered into a Loan and Security Agreement under which we were extended a $2.0 million line of credit that was subsequently increased to $3.0 million and was guaranteed by Mr. Yan. In February 2000, this line of credit was refinanced with a $3.5 million line of credit that was subsequently increased to $4.0 million in November 2000 and to $5.0 million in February 2001, which was also guaranteed by Mr. Yan. In August 2001, our line of credit was refinanced with a $15.0 million line of credit, $1.0 million of which is guaranteed by Mr. Yan. In December 2001, we increased our line of credit to $20.0 million, $1.0 million of which is guaranteed by Mr. Yan.


ACCOUNTING, TAX AND FINANCIAL CONSULTING SERVICES

     From time to time, Mr. Lyon, through his independent tax and accounting practice, has provided certain accounting, tax and financial consulting services to us. These services included preparing our tax returns and the tax returns of some of our employees, corporate tax planning, assisting us with employee immigration matters, assisting us with financial management issues relating to our principal suppliers, training employees and overseeing our legal matters. As consideration for these services, we paid Mr. Lyon an additional aggregate amount of approximately $30,000 in 1999, $49,000 in 2000 and $30,000 in 2001. In the future, we do not intend to retain Mr. Lyon to perform these services outside of his capacity as one of our employees.


FACTORING ARRANGEMENT


     Prior to our obtaining a $2.0 million revolving line of credit in January 1999, we financed our operations primarily through a factoring arrangement with Mr. Lyon because we were unable to obtain conventional bank financing at the time. Pursuant to this factoring arrangement, Mr. Lyon purchased our accounts receivable at a 3% to 5% discount, which discount varied depending on the risks involved in collecting the accounts receivable. When our customers paid us amounts owed pursuant to accounts receivable sold to Mr. Lyon, we would forward such amounts to Mr. Lyon. We incurred financing costs under this arrangement of approximately $36,000 in 1999. We repaid Mr. Lyon in full in January 1999.


LETTER OF CREDIT


     At times during 1999 and 2000 when we did not have further borrowing capacity under our line of credit, we acquired approximately $697,000 and $277,000 of inventory through a letter of credit arrangement funded by Mr. Lyon. Pursuant to this letter of credit arrangement, Mr. Lyon used his personal assets as collateral to obtain letters of credit. Mr. Lyon would then provide our vendors with these letters of credit, which our vendors would cash upon the shipment of goods to us. The amounts advanced by Mr. Lyon through the letters of credit were due within 30 to 60 days of receipt of the goods by us. In addition to the amounts advanced, we also paid Mr. Lyon fees equal to approximately 10.5% of the amounts advanced. We paid Mr. Lyon approximately $73,000 in 1999 and $29,000 in 2000 in fees under this letter of credit arrangement, and all amounts owed to Mr. Lyon pursuant to this arrangement have been paid in full.


FACILITIES LEASE

     Prior to purchasing our Aurora, Ohio facility in January 2000, we leased warehouse and office space from a corporation that was 25% owned by Mr. Lyon and 25% owned by each of Mr. Lyon's spouse, brother and sister-in-law. We paid approximately $51,000 in 1998, $83,000 in 1999 and $35,000 in 2000 in lease payments to this corporation. In addition, in 2000, we surrendered a $50,000 rent deposit to this corporation as settlement for the termination of the lease agreement.

BUILDING PURCHASE/SALE

     In June 1999, we purchased a building from Mr. Lyon's affiliated corporation for $125,000, which price was based on arm's length negotiations. This affiliated corporation purchased the building in December 1997 for approximately $110,000. In January 2000, we sold this building to an unrelated party, with net proceeds from the sale totaling approximately $102,000.


SHANGHAI ZHEN XIN AND SHANGHAI JENSING



     Currently, almost all of our lighting products are manufactured by Shanghai Zhen Xin Electronic Engineering Co., Ltd. and Shanghai Jensing Electron Electrical Equipment Co., Ltd. located in Shanghai China. Both Shanghai Zhen Xin and Shanghai Jensing are Chinese companies formed by a joint venture between Mr. Yan and an entity indirectly controlled by a local township in Shanghai, China. Mr. Yan owns 95% of Shanghai Zhen Xin and 70% of Shanghai Jensing, which share the same facilities, assets and personnel and essentially operate as the same entity but are legally distinct and have operating lives of different durations in order to continuously enjoy certain tax benefits in China. Additionally, Mr. Yan's brother, Solomon Yan, manages the operations of both of these companies as their president.



     We purchased lighting products from Shanghai Zhen Xin in amounts of approximately $9,191,000 for 1999, $14,496,000 for 2000 and $76,588,000 for
2001. We purchased lighting products from Shanghai Jensing in amounts of approximately $389,000 for 1999, $694,000 for 2000 and $658,000 for 2001.

     Effective December 31, 1998, we refinanced $931,328 of our trade accounts payable to Shanghai Zhen Xin and Shanghai Jensing outstanding at December 31, 1998 with a promissory note to Shanghai Zhen Xin in the amount of $164,571 and a promissory note to Shanghai Jensing in the amount of $766,757. Both notes are due on January 9, 2009 and bear interest at 6% per annum. The interest due on the note to Shanghai Zhen Xin was approximately $10,000 for each of 1999, 2000 and 2001. The interest due on the note to Shanghai Jensing was $46,000 for each of 1999, 2000 and 2001. We anticipate paying these notes off with a portion of the proceeds of this offering. The interest due on these notes was offset against certain fees that we charge to these companies for management and advisory services that we provided related to expansion, quality control, production, component sourcing, accounting, freight and logistics. We intend to continue to provide these services to Shanghai Zhen Xin and Shanghai Jensing pursuant to the manufacturing and supply agreement.



     Pursuant to the terms of our amended credit facility, we are prohibited from reducing the amount of our trade accounts payable to Shanghai Zhen Xin and Shanghai Jensing to an amount less than $3.0 million and from making early principal payments on their respective promissory notes. We anticipate using a portion of the net proceeds of this offering to repay the borrowings under this facility and subsequently terminating this facility.



     During 1999 and 2001, we entered into an arrangement with Shanghai Zhen Xin pursuant to which we acted as a commissioned sales agent for certain products sales made at our direction that were directly shipped to customers by Shanghai Zhen Xin. We earned approximately $237,000 in 1999 and $295,000 in 2001 in commissions from Shanghai Zhen Xin under this arrangement.



     We have entered into a manufacturing and supply agreement and a technology license agreement with Shanghai Zhen Xin and Shanghai Jensing. See
"Business -- Our Manufacturing Operations -- Manufacturing and supply agreement" and "-- Technology license agreement."



     In 2001, Shanghai Zhen Xin and Shanghai Jensing agreed to share the research and development expense incurred by us for the development of a commercial grade ballast, and, accordingly, we charged Shanghai Zhen Xin and Shanghai Jensing $196,000 for their share of research and development expense for 2001.



     In connection with the fourth license agreement described below, we paid $200,000 to the licensor of certain technology as consideration for, among other things, a general release for us, Shanghai Zhen Xin and Shanghai Jensing and for terminating a license agreement between the licensor and Shanghai Zhen Xin and Shanghai Jensing.


LICENSE AGREEMENTS

     We are a party to four related license agreements with Practical Innovations, Inc. and, in certain instances, Mr. Bobel, the president of Practical Innovations, pursuant to which we were granted licenses to use Practical Innovations' electronic ballast technology in exchange for a license fee and minimum monthly royalty payments.


     We entered into the first of these agreements in June 1996 with Practical Innovations, at which time Mr. Bobel was not one of our stockholders, and were granted a non-exclusive license to one of Practical Innovations' patents relating to certain electronic ballast technology. We paid aggregate monthly royalty payments to Practical Innovations under this agreement of approximately $333,000 in 1999.


     In March 2000, we entered into the second agreement with Practical Innovations and Mr. Bobel, which incorporated the terms of the first agreement. Under the terms of this second agreement, we obtained an exclusive license for a patent for which we only had a non-exclusive license under the initial license agreement and obtained additional exclusive and non-exclusive licenses for patents covering other electronic ballast technology. Additionally, the terms of this second agreement were modified to increase the minimum monthly royalties to $20,000. We entered into this second agreement primarily to obtain the exclusive license for the patent that we only had a non-exclusive license for pursuant to the initial license agreement in order to obtain legal standing to initiate a lawsuit against a competitor that we believed was infringing on this patent since Practical Innovations was unwilling to either initiate such lawsuit or become a party thereto. We attributed the 560,000 shares of our common stock, which when issued represented 5% of our outstanding common stock, that we issued to Mr. Bobel in January 2000 as the consideration for the conversion of the non-exclusive patent license to an exclusive patent license. We attributed our agreement to pay increased minimum monthly royalty payments of $20,000 as the consideration for the additional licenses granted under this second agreement. We paid aggregate monthly royalty payments to Practical Innovations under this Agreement of approximately $426,000 in 2000.


     As was contemplated when we entered into the April 2001 stock buy back agreement, in May 2001, we entered into the third agreement with Practical Innovations and Mr. Bobel, which incorporated the terms of both the first and second agreements. Shortly after obtaining the exclusive license covering the patent that we believed was being infringed, we realized that many others were potentially infringing upon this patent. Because we had neither the time nor the resources to take legal action against all those allegedly infringing upon the patent, and because we concluded that the infringement of this patent was not material to our operations, we no longer had a need for an exclusive license with respect to Practical Innovations' electronic ballast technology. Therefore, we entered into this agreement to effect the conversion of our exclusive licenses into non-exclusive licenses. We also entered into this agreement to limit the amount of royalties to be paid in the future under each of the prior agreements and to remove the requirement that we purchase certain component parts from Practical Innovations by making a $2.0 million non-refundable payment payable over five years. We paid approximately $75,000 in royalty payments to Practical Innovations in 2001 prior to entering into this third agreement. As of December 31, 2001, we had paid Practical Innovations $650,000 under this third license agreement.



     In September 2001, we entered into the fourth agreement with Practical Innovations and Mr. Bobel, which amended and restated the terms of the first three agreements. We entered into this fourth agreement to (1) clarify certain rights and obligations, including certain vague or uncertain contractual terms, under the three other license agreements described above, (2) provide us the right to transfer the license agreement without the consent of Practical Innovations and (3) expressly provide that we have a perpetual, nonexclusive license to use the technology licensed under the agreement after paying Practical Innovations the payments due under the license agreement. Under this restated license agreement, we agreed to pay Practical Innovations $2,160,000, payable over 54 months, in lieu of the remaining $1,350,000 due under the third agreement. Under the terms of this fourth license agreement, in order to protect us from any unforeseen obligations or liabilities that could result from the vague or uncertain portions of the previous agreements, we also paid $200,000 to Practical Innovations on October 10, 2001 as consideration for a mutual general release for us and our principal suppliers with respect to any obligations or other liabilities arising on or prior to September 30, 2001 under all of the license agreements and under a technical assistance agreement that we entered into with Practical Innovations in June 1996 that expired in June 1997, as well as for terminating a license agreement that our principal suppliers had entered into with Practical Innovations. Although we were not contractually obligated to pay for such a release and termination on behalf of our principal suppliers, we requested that they be included in the general release to limit any unforeseen risks, and thus potential increased product costs to us, that our suppliers may have been subject to during the term of their agreement with Practical Innovations. As of December 31, 2001, we had paid Practical Innovations $320,000 under this fourth license agreement.



     As a percentage of our total net sales, we sold products incorporating the patented technology that we license from Practical Innovations of approximately 24% in 1999, approximately 19% in 2000 and approximately 10% in 2001.



INTEREST EXPENSE



     As more fully described above, we recorded interest expense with related parties of approximately $92,000 in 1999, $56,000 in 2000 and $102,000 in 2001.
The $92,000 interest expense for 1999 was comprised of $10,000 in interest payable to Shanghai Zhen Xin and $46,000 in interest payable to Shanghai Jensing on their respective promissory notes and $36,000 in financing costs paid to Mr. Lyon under the factoring arrangement. The $56,000 interest expense for 2000 was comprised of $10,000 in interest payable to

Shanghai Zhen Xin and $46,000 in interest payable to Shanghai Jensing on their respective promissory notes. The $102,000 interest expense for 2001 was comprised of $10,000 in interest payable to Shanghai Zhen Xin and $46,000 in interest payable to Shanghai Jensing on their respective promissory notes and $46,000 in interest attributable to the amortization of the license agreement with Practical Innovations and Mr. Bobel through September 30, 2001, which was the date Mr. Bobel ceased to be a stockholder and a related party.


OPTION AGREEMENT


     In November 2000, we executed a document authorizing the grant of an option to purchase 560,000 shares of our common stock to Mr. Coleman. However, because this agreement was neither formally agreed to or executed by Mr. Coleman and because our board of directors never took any action to approve this agreement, we determined that neither we nor Mr. Coleman had any rights or obligations under this document. As consideration for the significant assistance that Mr. Coleman has provided us as an officer and Mr. Coleman's agreement to release us from any obligation that we may be deemed to have had to grant Mr. Coleman options in the past under the document executed by us in November 2000, we have agreed to grant Mr. Coleman, immediately upon completion of this offering, an option to purchase 1,064,000 shares of our common stock under our Amended and Restated 2001 Equity Plan pursuant to an option agreement that we entered into with Mr. Coleman in January 2002. This option will have an exercise price equal to the initial public offering price of our common stock and will be immediately exercisable in full beginning six months following the date of grant.


REGISTRATION RIGHTS AGREEMENT

     We have granted rights to Messrs. Yan, Lyon and Coleman that require us to register their shares under the Securities Act and to include their shares in future registration statements that we file for our own benefit or other stockholders under the Securities Act. See "Description of Capital
Stock -- Registration Rights."

DELAWARE INDEMNIFICATION AGREEMENTS

     We have entered into indemnification agreements with each of our directors and executive officers. Such indemnification agreements require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. See "Management -- Liability Limitations and Indemnification."

TERMS OF RELATED PARTY TRANSACTIONS


     We believe that the transactions described above with Shanghai Jensing and Shanghai Zhen Xin and the transactions described above with Mr. Bobel and/or Practical Innovations were on terms no less favorable to us than could be obtained from unrelated parties. We are not able to determine whether the other related party transactions described above were on terms no less favorable to us than could be obtained from unrelated parties because, when we entered into these transactions, we did not obtain independent, third-party valuations of the transactions, the transactions were not negotiated on an arm's length basis and we did not seek to enter into the transactions with independent third parties against which to measure the terms of the transactions. However, all of these transactions are reflected in our results of operations and our financial statements, which are included elsewhere in this prospectus. Our board of directors will adopt a resolution whereby all future transactions with related parties, including any transactions between us and our officers, directors, principal stockholders or affiliates, must be approved by a majority of the disinterested members of the board of directors and must be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                       CHANGES IN AND DISAGREEMENTS WITH
               ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

PREVIOUS INDEPENDENT ACCOUNTANTS

     In July 2001, we dismissed Grant Thornton LLP as our independent public accountants.

     Except as described below, the reports of Grant Thornton on our financial statements for the fiscal years ended December 31, 1999 and December 31, 2000 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.


     For the fiscal years ended December 31, 1999 and December 31, 2000, Grant Thornton rendered reports dated January 26, 2000 and January 26, 2001, respectively, which stated that Grant Thornton did not observe our physical inventory taken as of December 31, 1998 since that date was prior to their initial engagement as our auditors, and our records did not permit adequate retroactive tests to those inventory quantities. Accordingly, Grant Thornton noted in their report that the scope of their work was not sufficient to enable them to express, and that they did not express, an opinion on our statements of earnings and accumulated deficit, and cash flows for the year ended December 31, 1999. Our management did not direct Grant Thornton to extend their audit procedures.


     The dismissal of Grant Thornton was recommended and approved by our board of directors.

     In connection with the audits of our financial statements for the fiscal years ended December 31, 1999 and December 31, 2000 and the subsequent period of January 1, 2001 through the date of their dismissal, there were no disagreements with Grant Thornton on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Grant Thornton, would have caused Grant Thornton to make reference to the subject matter of the disagreement(s) in connection with its report on the financial statements for each such year.

NEWLY ENGAGED INDEPENDENT ACCOUNTANTS

     On August 9, 2001, we engaged PricewaterhouseCoopers LLP as our new independent accountants. Through August 8, 2001, neither we nor anyone on our behalf consulted PricewaterhouseCoopers LLP regarding:

     - the application of accounting principles to any transaction, either completed or proposed; or

     - the type of audit opinion that might be rendered on our financial statements.


     As noted above, we did not request that Grant Thornton perform retroactive tests of our December 31, 1998 physical inventory. As part of their engagement, we asked PricewaterhouseCoopers LLP to perform extended procedures to rollback inventory quantities from the 1999 physical counts observed by Grant Thornton to December 31, 1998. These procedures were satisfactorily completed and permitted PricewaterhouseCoopers LLP to issue an unqualified opinion on all of our financial statements for the fiscal year ending December 31, 1999.

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth certain information known to us regarding the beneficial ownership of our common stock as of January 25, 2002 and as adjusted to reflect to the sale of the shares of common stock in this offering for:


     - each person known by us to beneficially own more than 5% of our common stock;

     - each of our directors;

     - each of our executive officers named in the summary compensation table;
       and

     - all of our directors and executive officers as a group.


     We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. We believe that each stockholder named in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage of ownership after the offering is based on 13,640,000 shares of common stock outstanding after completion of this offering assuming an initial public offering price of $13.00 per share. This table assumes no exercise of the underwriters' over-allotment option. The mailing address for each stockholder is c/o Technical Consumer Products, Inc., 300 Lena Drive, Aurora, Ohio 44202.



                                                                             PERCENTAGE OF SHARES
                                                               NUMBER OF      BENEFICIALLY OWNED
                                                                 SHARES      ---------------------
                                                              BENEFICIALLY    BEFORE       AFTER
                            NAME                                 OWNED       OFFERING    OFFERING
                            ----                              ------------   --------    --------
Ellis Yan...................................................    8,400,000       78.9%       61.6%
Matthew G. Lyon.............................................    1,680,000       15.8        12.3
James R. Coleman(1).........................................      560,000        5.3         4.1
Benjamin G. Ammons(1).......................................           --         --          --
Jack Kahl...................................................           --         --          --
R. Louis Schneeberger.......................................           --         --          --
Boake A. Sells..............................................           --         --          --
All executive officers and directors as a group (seven
  persons)..................................................   10,640,000      100.0%       78.0%


---------------


(1)Immediately upon completion of this offering, we intend to grant Mr. Coleman an option to purchase 1,064,000 shares of our common stock and Mr. Ammons an option to purchase 294,000 shares of our common stock. These options will be exercisable in full beginning six months following the date of grant.

                          DESCRIPTION OF CAPITAL STOCK


     Prior to the completion of this offering and after receiving stockholder approval, we will amend our certificate of incorporation to increase to 30,000,000 the number of authorized shares of common stock, $0.001 par value per share, and authorize the issuance of 5,000,000 shares of undesignated preferred stock, $0.001 par value per share, the rights and preferences of which may be established from time to time by our board of directors. Immediately after the filing of our amended and restated certificate of incorporation, we will also effect a 56,000-for-1 forward stock split in the form of a stock dividend on all of our issued and outstanding common stock. Upon completion of this offering, there will be 13,640,000 shares of common stock outstanding and no serial preferred shares issued and outstanding.


COMMON STOCK


     As of January 25, 2002, without giving effect to the forward stock split discussed above, our authorized capital stock consisted of 500 shares of common stock, of which 190 shares were outstanding. These shares were held of record by three stockholders.


     Following the completion of this offering, each outstanding share of our common stock will be entitled to one vote on all matters submitted to a vote of stockholders. Pursuant to our certificate of incorporation, holders of our common stock will not have the right to cumulative voting; therefore, the holders of a majority of the shares voting for the election of our board of directors will be able to elect all the directors standing for election, if they so choose. Subject to any superior rights of any holders of preferred stock, each outstanding share of our common stock will be entitled to such dividends as may be declared from time to time by our board of directors out of legally available funds. See "Dividend Policy." In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to their proportionate share of any assets remaining after payment of liabilities and any amounts due to the holders of preferred stock. Holders of our common stock have no preemptive rights and no right to convert or exchange their common stock into any other securities. No redemption or sinking fund provisions will apply to our common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and non-assessable.

PREFERRED STOCK

     Following the completion of this offering, our board of directors will be authorized, without stockholder approval, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the convertible preferred stock, including voting rights, dividend rights, conversion rights, terms of redemption, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of a series. Our board of directors can issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of common stock, without stockholder approval. The issuance of convertible preferred stock could have the effect of delaying, deferring or preventing a change in control of TCP. We have no present plan to issue any shares of preferred stock.

REGISTRATION RIGHTS

     We have granted the current holders of our common stock "piggyback" registration rights pursuant to a registration rights agreement with those investors. These rights are summarized below.

     After the completion of this offering, holders of 10,640,000 shares of common stock or their permitted transferees will be entitled to unlimited "piggyback" registration rights. These rights entitle the holders to notice of the registration and to include, at our expense, their shares of common stock in many of our registrations of our common stock. We and our underwriters can reduce the number of shares of common stock to be included by holders of piggyback rights in view of market conditions. If our stockholders with registration rights cause a large number of securities to be registered and sold in the public market, those sales could cause the market price of our common stock to fall.

ANTI-TAKEOVER EFFECTS OF DELAWARE GENERAL CORPORATION LAW AND PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS


     In addition to the potential anti-takeover effects of the preferred stock as summarized above, our certificate of incorporation and bylaws contain several provisions that may make it more difficult to acquire us by means of a tender offer, open market purchase, proxy fight or otherwise.

     These provisions of the certificate of incorporation and the bylaws are designed to encourage persons seeking to acquire control of us to negotiate with our board. We believe that, as a general rule, our interests and the interests of our stockholders would be served best if any change in control results from negotiations with our board based upon careful consideration of the proposed terms, such as the price to be paid to stockholders, the form of consideration to be paid and the anticipated tax effects of the transaction.

     The certificate of incorporation and bylaw provisions could, however, have the effect of discouraging a prospective acquiror from making a tender offer for our shares or otherwise attempting to obtain control of us. To the extent that these provisions discourage takeover attempts, they could deprive stockholders of opportunities to realize takeover premiums for their shares. Moreover, these provisions could discourage accumulations of large blocks of common stock, thus depriving stockholders of any advantages which large accumulations of stock might provide.

     Set forth below is a summary of the relevant provisions of our certificate of incorporation and bylaws and certain applicable sections of the General Corporation Law of the State of Delaware. This summary does not purport to be complete summary of all of the provisions of our certificate of incorporation, bylaws and sections of the General Corporation Law of the State of Delaware. The summary of the relevant provisions of our certificate of incorporation and bylaws is qualified in its entirety by reference to all of the provisions of our certificate of incorporation and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

  Business Combinations

     We are governed by Section 203 of the General Corporation Law of the State of Delaware. Section 203, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless:

     - prior to such time, the board of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

     - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

     - at or subsequent to such time, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

     The application of Section 203 may limit the ability of stockholders to approve a transaction that they may deem to be in their best interests.

     In general, Section 203 defines "business combination" to include:

     - any merger or consolidation involving the corporation and the interested stockholder;

     - any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;

     - subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

     - any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

     - the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     In general, Section 203 defines an "interested stockholder" as any person that is:

     - the owner of 15% or more of the outstanding voting stock of the corporation; or

     - an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; or

     - an affiliate or associate of either of the above.

     Under specific circumstances, Section 203 makes it more difficult for an "interested stockholder" to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation's certificate of incorporation or bylaws, elect not to be governed by this section, effective twelve months after adoption.

     Our certificate of incorporation and bylaws do not exclude us from the restrictions imposed under Section 203. We anticipate that the provisions of
Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

  Classified Board of Directors


     Our certificate of incorporation provides for our board to be divided into three classes of directors, as nearly equal in number as possible, serving staggered terms. Approximately one-third of our board will be elected each year. See "Management -- Composition of the Board of Directors." Under Section 141 of the General Corporation Law of the State of Delaware, directors serving on a classified board can only be removed for cause unless otherwise provided in the certificate of incorporation. Our certificate of incorporation does not contain this provision of Section 141, and, therefore, the members of our board of directors can only be removed for cause. The provision for our classified board may be amended, altered or repealed only upon the affirmative vote of the holders of at least 80% of our outstanding voting stock.


     The provision for a classified board could prevent a party that acquires control of a majority of the outstanding voting stock from obtaining control of our board until the second annual meeting of stockholders following the date the acquiror obtains the controlling stock interest. The classified board provision could have the effect of discouraging a potential acquiror from making a tender offer for our shares or otherwise attempting to obtain control of us and could increase the likelihood that our incumbent directors will retain their positions.

     We believe that a classified board will help to assure the continuity and stability of our board and our business strategies and policies as determined by our board, because a majority of the directors at any given time will have prior experience on our board. The classified board provision should also help to ensure that our board, if confronted with an unsolicited proposal from a third party that has acquired a block of our voting stock will have sufficient time to review the proposal and appropriate alternatives and to seek the best available result for all stockholders.

  Number of Directors; Removal; Vacancies

     Our certificate of incorporation and bylaws provide that the number of directors shall be not fewer than five nor more than nine and shall be set by resolution adopted by the affirmative vote of (1) a majority of the total number of directors that we would have if there were no vacancies on our board or (2) the holders of at least 80% of our outstanding voting stock. This provision regarding the size of our board may not be amended, altered, changed or repealed in any respect without the affirmative vote of at least 80% of our outstanding voting stock.

     Pursuant to our certificate of incorporation, each director will serve until his or her successor is duly elected and qualified, unless he or she resigns, dies, becomes disqualified or is removed. Our certificate of incorporation also provides that, subject to the rights of the holders of any series of preferred stock, directors may be removed, but only for cause by the affirmative vote of the holders of at least 80% of our voting stock.

     Our certificate of incorporation further provides that generally, vacancies or newly created directorships in our board may only be filled by a resolution approved by a majority of the remaining directors then in office, even though less than a quorum of our board, and any director so chosen will hold office until the next election of the class for which such director was chosen.

  Stockholder Action; Special Meetings

     Our certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our certificate of incorporation, and our bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the chairman of our board, our president or at the request of a majority of our board. Stockholders are not permitted to call a special meeting or to require our board to call a special meeting.

  Stockholder Proposals

     At an annual meeting of stockholders, only business that is properly brought before the meeting will be conducted or considered. To be properly brought before an annual meeting of stockholders, business must be specified in the notice of the meeting (or any supplement to that notice), brought before the meeting by the presiding officer or by or at the direction of the majority of the total number of directors that our board would have if there were no vacancies, or properly requested by a stockholder to be brought before the meeting.

     For business to be properly requested by a stockholder to be brought before an annual meeting, the stockholder must (1) be a stockholder of record at the time of the giving of the notice for the meeting, (2) be entitled to vote at the meeting and (3) have given timely written notice of the business to our secretary. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 60 nor more than 90 calendar days prior to the first anniversary date on which we first mailed our proxy materials for the preceding year's annual meeting of stockholders; provided, however, that if the date of the annual meeting is advanced more than 30 calendar days prior to or delayed by more than 30 calendar days after the anniversary of the preceding year's annual meeting, notice by the stockholder to be timely must be so delivered not later than the close of business on the later of the 90th calendar day prior to such annual meeting or the 10th calendar day following the day on which public announcement of the date of such meeting is first made. A stockholder's notice must set forth, as to each matter the stockholder proposes to bring before the meeting, (1) a description in reasonable detail of the business proposed to be brought before the meeting, (2) the name and address of the stockholder proposing such business and of the beneficial owner, if any, on whose behalf the proposal is made, (3) the class and number of shares that are owned of record and beneficially by the stockholder proposing the business and by the beneficial owner, if any, on whose behalf the proposal is made, (4) any arrangements among such stockholder and beneficial owner and any material interest of such stockholder or beneficial owner in such business and (5) whether either such stockholder or beneficial owner intends to deliver a proxy statement and forms of proxy to holders of at least the percentage of shares of our voting stock required to approve such proposal.

     Similarly, at a special meeting of stockholders, only such business as is properly brought before the meeting will be conducted or considered. To be properly brought before a special meeting, business must be (1) specified in the notice of the meeting (or any supplement to that notice) given by or at the direction of the chairman of our board, our president or a majority of the total number of directors that our board would have if there were no vacancies or, (2) otherwise brought before the meeting by the presiding officer or by or at the direction of the majority of the total number of directors that our board would have if there were no vacancies. In addition, a stockholder must also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to matters requested by a stockholder to be brought before an annual meeting or special meeting.

  Nomination of Candidates for Election to Our Board

     Under our bylaws, only persons that are properly nominated will be eligible for election to be members of our board. To be properly nominated, a director candidate must be nominated at an annual meeting of the stockholders by or at the direction of our board or properly nominated by a stockholder. To be properly nominated by a stockholder, such stockholder must have delivered a proxy statement and form of proxy to the holders of at least the percentage of shares of our voting stock required to approve such nomination and included in such materials a timely and proper notice in proper written form to our secretary.

     To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 60 nor more than 90 calendar days prior to the first anniversary of the date on which we first mailed our proxy materials for the preceding year's annual meeting of stockholders. If, however, the date of the annual meeting is advanced more than 30 calendar days prior to or delayed by more than 30 calendar days after the anniversary of the preceding year's annual meeting, notice by the stockholder to be timely must be so delivered not later than the later of the 90th calendar day prior to such annual meeting or the tenth calendar day following the day on which public announcement of the date of such meeting is first made.

     To be in proper written form, such stockholder's notice must include: (1) the name and address of the stockholder giving the notice and of the beneficial owner, if any, on whose behalf the nomination is made; (2) a representation that the stockholder giving the notice is a holder of record of shares of our voting stock entitled to vote at such annual meeting and intends to appear in person or by proxy at the annual meeting to nominate the person or persons specified in the notice; (3) the class and number of shares of stock owned beneficially and of record by the stockholder giving the notice and by the beneficial owner, if any, on whose behalf the nomination in made; (4) a description of all arrangements or understandings between or among any of (A) the stockholder giving the notice, (B) the beneficial owner on whose behalf the notice is given,
(C) each nominee, and (D) any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder giving the notice as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC had the nominee been nominated, or intended to be nominated, by our board; (6) the signed consent of each nominee to serve as a director or our board if so elected and (7) whether such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of at least the percentage of shares of our voting stock required to elect such nominee or nominees. In addition, a stockholder must also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to matters relating to nomination of candidates for directors.

  Amendment of Bylaws

     Except for certain provisions indicated above, our bylaws may be amended, altered or repealed by the affirmative vote of the holders of a majority of our voting stock or by the affirmative vote of a majority of our board. Certain provisions that require the affirmative vote of the holders of 80% of our voting stock may make it more difficult to change the bylaws for the purpose of gaining control over us.

TRANSFER AGENT AND REGISTRAR

     We have appointed National City Bank as the transfer agent and registrar for our capital stock.

LISTING

     We have applied to have our common stock listed for quotation on The Nasdaq National Market under the symbol "TCPS."

                        SHARES ELIGIBLE FOR FUTURE SALE

     No public market for our common stock existed before this offering. Future sales of substantial amounts of our common stock in the public market or the perception that those sales may incur could cause the market price of our common stock to decline. A large number of our shares of common stock outstanding will not be available for sale shortly after this offering because of contractual and legal restrictions on resale as described below. Sales of substantial amounts of our common stock in the public market after these restrictions lapse could depress our prevailing market price and make it difficult or impossible for us to sell additional securities when we need to raise capital.


     Upon completion of this offering, we will have outstanding an aggregate of 13,640,000 shares of common stock, assuming no exercise of the underwriters' over-allotment option. All of the shares sold in this offering, other than those sold to our affiliates, will be freely tradable without restriction or further registration under the Securities Act. The remaining 10,640,000 shares of common stock held by existing stockholders are restricted securities. Subject to the restrictions on transfer contained in the lock-up agreements described in "Underwriting," restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under the Securities Act.


     As a result of the contractual lock-up restriction described below and the rules under the Securities Act, the restricted shares will be available for sale in the public market as follows:

                                           NUMBER OF
                                        SHARES ELIGIBLE
RELEVANT DATES                          FOR FUTURE SALE                  COMMENT
--------------                          ---------------   --------------------------------------
On the effective date.................             0      Shares not locked up and saleable
                                                          under Rule 144(k)
90 days following the effective
  date................................             0      Shares not locked up and saleable
                                                          under Rule 144
180 days following the effective
  date................................    10,640,000      Lock-up released: shares held by
                                                          affiliates not saleable under Rule
                                                          144(k) but otherwise saleable in
                                                          compliance with Rule 144

LOCK-UP AGREEMENTS

     All of our executive officers and directors, and all of our current stockholders, have agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, for a period of 180 days after the date of this prospectus. Transfers or dispositions can be made sooner with the prior written consent of McDonald Investments Inc.

RULE 144

     In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:


     - 1% of the shares of common stock then outstanding, which will equal 136,400 shares immediately after this offering; or


     - the average weekly trading volume of the common stock on The Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

     Sales under Rule 144 must comply with manner of sale provisions and notice requirements, and information about us must be publicly available.

RULE 144(k)

     Under Rule 144(k), a person who has not been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, 144(k) shares may be sold immediately upon the completion of this offering. All of our common stock outstanding prior to this offering is held by affiliates and therefore cannot be sold pursuant to Rule 144(k) after complying with the applicable 180-day lock-up agreement.

REGISTRATION RIGHTS


     On the date 180 days after the effective date of the registration statement of which this prospectus is a part, the holders of 10,640,000 shares of our common stock will have "piggyback" registration rights in connection with future offerings of our common stock. "Piggyback" registration rights entitle the holders to notice of the registration and to include, at our expense, their shares of common stock in many of our registrations of our common stock. Upon the effectiveness of a registration statement covering these shares, the shares would become freely tradable. See "Description of Capital Stock -- Registration Rights."


STOCK OPTIONS

     Upon the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering the shares of common stock to be issued under our Amended and Restated 2001 Equity Plan. Based on the number of shares reserved for issuance under our Amended and Restated 2001 Equity Plan, the registration statement would cover approximately 2,016,000 shares. The registration statement will become effective upon filing. Accordingly, shares registered under the registration statement on Form S-8 will be available for sale in the open market immediately thereafter, after complying with Rule 144 volume limitations applicable to affiliates and with applicable 180-day lock-up agreements.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement by and among us and McDonald Investments Inc. and First Albany Corporation, as representatives for the underwriters named in the agreement, we have agreed to sell to each underwriter, and each underwriter has severally agreed to purchase from us, the number of shares of common stock set forth opposite its name in the table below.


UNDERWRITER                                                    NUMBER OF SHARES
-----------                                                    ----------------
McDonald Investments Inc....................................
First Albany Corporation....................................
                                                                  ---------
Total.......................................................      3,000,000
                                                                  =========


     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.

     We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers
at a price that represents a concession not in excess of $     per share under
the public offering price. The underwriters may allow, and these dealers may
re-allow, a discount of not more than $     per share to other dealers. After
the initial public offering, representatives of the underwriters may change the offering price and other selling terms.


     We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 450,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the shares of common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares to be purchased by it in the above table bears to the total number of shares offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the 3,000,000 shares are being offered.


     The underwriting discounts and commissions per share are equal to the public offering price per share less the amount paid by the underwriters to us
per share. The underwriting discounts and commissions are      % of the initial
public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters' over-allotment option:

                                                                             TOTAL FEES
                                                            ---------------------------------------------
                                                             WITHOUT EXERCISE OF    WITH FULL EXERCISE OF
                                            FEE PER SHARE   OVER-ALLOTMENT OPTION   OVER-ALLOTMENT OPTION
                                            -------------   ---------------------   ---------------------
Underwriting discounts and commissions
  paid by us..............................     $                  $                       $


     In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $1.5 million.


     We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

     Each of our officers and directors, and all of our stockholders, have agreed not to directly or indirectly sell, offer to sell, contract to sell, grant any option for the sale, transfer, distribute or otherwise dispose of by any means, shares of our common stock or other securities convertible into shares of our common stock or shares of common stock issuable upon exercise of options, warrants, subscription or other rights held by these persons prior to 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of McDonald Investments Inc. This consent may be given at any time without public notice. Our officers, directors and stockholders may, however, make gifts of our securities to people or entities who agree to be bound by the restrictions described above. We have entered into a similar agreement with the representatives of the underwriters, except that without such consent we may grant options pursuant to our Amended and Restated 2001 Equity Plan and shares of common stock upon exercise of such options. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

     The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     In order to facilitate the offering of shares of our common stock, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the market price of our common stock. Specifically, the underwriters may over-allot shares of our common stock in connection with this offering, thus creating a short sales position in our common stock for their own account. A short sales position results when an underwriter sells more shares than that underwriter is committed to purchase. A short sales position may involve either "covered" short sales or "naked" short sales. Covered short sales are sales made for an amount not greater than the underwriters' over-allotment option to purchase additional shares in the offering described above. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters will have to close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     Accordingly, to cover these short sales positions or to stabilize the market price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. These transactions may be effected on The Nasdaq National Market or otherwise.

     Additionally, the representatives, on behalf of the underwriters, may also reclaim selling concessions allowed to an underwriter or dealer if the underwriting syndicate repurchases shares distributed by that underwriter or dealer. Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.


     At our request, the underwriters have reserved for sale at the initial public offering price up to 100,000 shares of our common stock being sold in this offering for our vendors, employees, family members of employees, customers and other third parties. The number of shares available for the sale to the general public will be reduced to the extent these reserved shares are purchased. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering.


     Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price of our common stock will be determined by negotiation among us and the representatives of the underwriters. Among the primary factors that will be considered in determining the public offering price are:

     - the information presented in this prospectus and otherwise available to the underwriters;

     - the history and the prospects for the industry in which we will compete;

     - the ability of our management;

     - our prospects for our future earnings;

     - the present state of our development and our current financial condition;

     - the general condition of the securities markets at the time of this offering; and

     - the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

     We cannot be sure that the initial public offering price will correspond to the price at which our common stock will trade in the public market following this offering or that an active trading market for our common stock will develop and continue after this offering.

     The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

                                 LEGAL MATTERS

     Jones, Day, Reavis & Pogue will pass upon the validity of the issuance of the shares being sold in this offering. Certain matters will be passed upon for the underwriters by Calfee, Halter & Griswold LLP, Cleveland, Ohio.

                                    EXPERTS


     The financial statements as of December 31, 2000 and 2001 and for each of the three years in the period ended December 31, 2001 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933 with respect to the common stock we are offering. This prospectus contains all information about TCP and our common stock that would be material to an investor. The registration statement includes exhibits and schedules to which you should refer for additional information about us.

     You may inspect a copy of the registration statement and the exhibits and schedules to the registration statement without charge at the offices of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 upon the payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect our registration statement on this web site.

     After we have filed this registration statement, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the SEC, or you can review these documents on the SEC's web site, as described above.

     We intend to send our stockholders annual reports containing audited financial statements and to make available quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

                         INDEX TO FINANCIAL STATEMENTS


                                                               PAGE
                                                               ----
Report of Independent Accountants...........................   F-2
Balance Sheets at December 31, 2000 and 2001................   F-3
Statements of Operations for the Years Ended December 31,
  1999, 2000 and 2001.......................................   F-4
Statements of Stockholders' (Deficit) Equity for the Years
  Ended December 31, 1999, 2000 and 2001....................   F-5
Statements of Cash Flows for the Years Ended December 31,
  1999, 2000 and 2001.......................................   F-6
Notes to the Financial Statements...........................   F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and

Board of Directors of

Technical Consumer Products, Inc.


The stock split described in Note 10 to the financial statements has not been consummated at January 16, 2002. When it has been consummated, we will be in a position to furnish the following report:



    "In our opinion, the accompanying balance sheets and the related statements of operations, stockholders' (deficit) equity and cash flows present fairly, in all material respects, the financial position of Technical Consumer Products, Inc. as of December 31, 2000 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion."


/s/ PricewaterhouseCoopers LLP

Cleveland, Ohio

January 16, 2002

                       TECHNICAL CONSUMER PRODUCTS, INC.

                                 BALANCE SHEETS

                                 (IN THOUSANDS)


                                                                DECEMBER 31,     DECEMBER 31,
                                                              ----------------       2001
                                                               2000     2001      PRO FORMA
                                                              ------   -------   ------------
                                                                                 (UNAUDITED)
                           ASSETS
Current assets:
  Cash......................................................  $   30   $   389     $   389
  Accounts receivable, less allowance for doubtful accounts
     of $49 and $218 at December 31, 2000 and 2001,
     respectively...........................................   3,421    10,875      10,875
  Inventories...............................................   3,594    19,840      19,840
  Prepaid expenses..........................................      67       304         304
                                                              ------   -------     -------
     Total current assets...................................   7,112    31,408      31,408
Property and equipment -- at cost:
  Land......................................................     186       186         186
  Building and building improvements........................   1,540     1,540       1,540
  Equipment.................................................     303       859         859
  Construction in process...................................      --       626         626
                                                              ------   -------     -------
                                                               2,029     3,211       3,211
  Less accumulated depreciation.............................     155       302         302
                                                              ------   -------     -------
                                                               1,874     2,909       2,909
License agreement, net of amortization of $306 at December
  31, 2001..................................................      --     2,336       2,336
Cash surrender value of officer's life insurance............      80       145         145
Intangible assets, net......................................      --       146         146
Deferred security registration costs........................      --     1,036       1,036
                                                              ------   -------     -------
     Total assets...........................................  $9,066   $37,980     $37,980
                                                              ======   =======     =======
       LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY
Current liabilities:
  Current maturities of long-term debt......................  $   63   $    24     $    24
  Current portion of liability under license agreement......      --       383         383
  Accounts payable..........................................     599     2,044       2,044
  Accounts payable affiliates...............................   2,276    14,956      14,956
  Accrued stockholder distributions.........................     308        --       3,582
  Accrued liabilities.......................................     255     1,166       1,166
                                                              ------   -------     -------
     Total current liabilities..............................   3,501    18,573      22,155
Long-term debt, net of current portion......................   4,681    13,479      13,479
Notes payable affiliates....................................     931       931         931
Liability under license agreement, net of current portion...      --     1,414       1,414
Commitments and contingencies...............................      --        --          --
Stockholders' (deficit) equity:
  Common stock, $0.001 par value; 11,200 and 28,000 shares
     authorized at December 31, 2000 and 2001, respectively;
     11,200 and 10,640 issued and outstanding at December
     31, 2000 and 2001, respectively........................      --        --          --
  Additional paid-in capital................................       1         1           1
  Accumulated (deficit) earnings............................     (48)    3,582          --
                                                              ------   -------     -------
     Total stockholders' (deficit) equity...................     (47)    3,583           1
                                                              ------   -------     -------
     Total liabilities and stockholders' (deficit) equity...  $9,066   $37,980     $37,980
                                                              ======   =======     =======


   The accompanying notes are an integral part of these financial statements.

                       TECHNICAL CONSUMER PRODUCTS, INC.

                            STATEMENTS OF OPERATIONS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                               FOR THE YEAR ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1999        2000        2001
                                                              ---------   ---------   ---------
Net product sales...........................................   $15,414     $22,278     $87,800
Commission income -- related parties........................       237          --         295
                                                               -------     -------     -------
  Total net sales...........................................    15,651      22,278      88,095
Cost of goods sold -- related parties.......................     9,588      14,866      65,088
Cost of goods sold -- other.................................     1,963       2,102       6,927
                                                               -------     -------     -------
  Total cost of goods sold..................................    11,551      16,968      72,015
                                                               -------     -------     -------
Gross profit................................................     4,100       5,310      16,080
Selling, general and administrative expenses................     3,128       4,424       8,485
                                                               -------     -------     -------
Income from operations......................................       972         886       7,595
Other income................................................        58          46          56
Interest expense -- related parties.........................       (92)        (56)       (102)
Interest expense -- banks...................................      (140)       (405)       (501)
                                                               -------     -------     -------
Net income..................................................   $   798     $   471     $ 7,048
                                                               =======     =======     =======
Weighted average shares outstanding -- basic and diluted....    11,200      11,200      11,060
Net income per share -- basic and diluted...................   $  0.07     $  0.04     $  0.64

Unaudited pro forma income data:
  Net income as reported....................................   $   798     $   471     $ 7,048
  Pro forma income taxes....................................      (324)       (194)     (2,766)
                                                               -------     -------     -------
  Pro forma net income......................................   $   474     $   277     $ 4,282
                                                               =======     =======     =======
  Weighted average shares outstanding -- basic and
     diluted................................................    11,200      11,200      11,060
  Pro forma net income per share -- basic and diluted.......   $  0.04     $  0.02     $  0.39


   The accompanying notes are an integral part of these financial statements.

                       TECHNICAL CONSUMER PRODUCTS, INC.

                  STATEMENTS OF STOCKHOLDERS' (DEFICIT) EQUITY

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                COMMON STOCK    ADDITIONAL   ACCUMULATED
                                               --------------    PAID-IN      (DEFICIT)
                                               SHARES   VALUE    CAPITAL      EARNINGS      TOTAL
                                               ------   -----   ----------   -----------   -------
Balance at January 1, 1999...................   5,600    $--       $ 1         $  (775)    $  (774)
  S corporation distributions
     ($0.02 per share).......................      --    --         --            (105)       (105)
  Net income.................................      --    --         --             798         798
                                               ------    --        ---         -------     -------
Balance at December 31, 1999.................   5,600    --          1             (82)        (81)
  Issuance of common stock...................   5,600    --         --              --          --
  S corporation distributions
     ($0.04 per share).......................      --    --         --            (437)       (437)
  Net income.................................      --    --         --             471         471
                                               ------    --        ---         -------     -------
Balance at December 31, 2000.................  11,200    --          1             (48)        (47)
  Common stock purchased.....................    (560)   --         --             (57)        (57)
  S corporation distributions
     ($0.30 per share).......................      --    --         --          (3,361)     (3,361)
  Net income.................................      --    --         --           7,048       7,048
                                               ------    --        ---         -------     -------
Balance at December 31, 2001.................  10,640    $--       $ 1         $ 3,582     $ 3,583
                                               ======    ==        ===         =======     =======


   The accompanying notes are an integral part of these financial statements.

                       TECHNICAL CONSUMER PRODUCTS, INC.

                            STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)


                                                                    FOR THE YEAR ENDED
                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                1999       2000       2001
                                                              --------   --------   --------
Cash flows from operating activities:
  Net income................................................  $    798   $    471   $  7,048
  Adjustments to reconcile net income to net cash used in
     operating activities:
     Depreciation of property and equipment.................       161        106        186
     Loss (gain) on disposal of property and equipment......        --          9        (16)
     Provision for bad debt expense.........................        21         43        177
     Amortization of license agreement and intangible
       assets...............................................        --         --        315
     Change in operating assets and liabilities:
       Accounts receivable..................................    (1,476)      (584)    (7,631)
       Inventories..........................................    (1,941)      (833)   (16,246)
       Prepaid expenses.....................................        (1)       (57)      (237)
       Deposits and other...................................        62         50         --
       Accounts payable.....................................       155        191      1,445
       Accounts payable affiliates..........................       962       (300)    12,680
       Accrued liabilities..................................        23         73        911
                                                              --------   --------   --------
  Net cash used in operating activities.....................    (1,236)      (831)    (1,368)
Cash flows from investing activities:
  Change in cash surrender value of life insurance..........        --        (80)       (65)
  Purchases of property and equipment and intangibles.......      (267)      (431)    (1,408)
  Proceeds from the sale of property and equipment..........        --        102         48
                                                              --------   --------   --------
  Net cash used in investing activities.....................      (267)      (409)    (1,425)
Cash flows from financing activities:
  Repayment of principal on notes payable...................        --        (53)      (872)
  Borrowings under line of credit agreements................    14,660     27,161     67,649
  Repayments of line of credit agreements...................   (12,624)   (25,800)   (58,018)
  Payments of liability under license agreement.............        --         --       (902)
  Payments of deferred security registration costs..........        --         --     (1,036)
  Proceeds from secured borrowings..........................       480         --         --
  Repayments of secured borrowings..........................      (978)        --         --
  Cash distributions to stockholders........................      (105)      (129)    (3,669)
                                                              --------   --------   --------
  Net cash provided by financing activities.................     1,433      1,179      3,152
                                                              --------   --------   --------
Net (decrease) increase in cash.............................       (70)       (61)       359
Cash at beginning of year...................................       161         91         30
                                                              --------   --------   --------
Cash at end of year.........................................  $     91   $     30   $    389
                                                              ========   ========   ========
Supplemental cash flow information:
  Cash paid during the year for interest....................  $    213   $    480   $    603


   The accompanying notes are an integral part of these financial statements.

                       TECHNICAL CONSUMER PRODUCTS, INC.
                         NOTES TO FINANCIAL STATEMENTS

1.  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   NATURE OF OPERATIONS

    Technical Consumer Products, Inc. (the "Company" or "TCP") designs, develops and markets high-quality, energy efficient lighting products and accessories to the commercial and industrial market and the residential consumer market throughout North America. The Company's product line consists of a broad range of compact fluorescent lamps, the electronic and magnetic ballasts needed to illuminate linear and compact fluorescent lamps, compact fluorescent lamp lighting fixtures and many compact fluorescent component parts and accessories. Related parties in China manufacture substantially all of the Company's products (see Note 2).

    The Company operates as a single reportable segment. The internal financial statements do not provide any further segregation of the operating results of the Company below net sales. The same management group is responsible for the entire operations of the Company. The Company has no international operations or any significant international sales.

    USE OF ESTIMATES

    The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

    INVENTORIES

    Inventories, which are comprised principally of finished goods, are stated at the lower of cost or market, with cost determined using the first-in, first-out method.

    PROPERTY AND EQUIPMENT

    Property and equipment is recorded at cost. Additions and improvements to property and equipment that materially increase productive capacity or extend the life of an asset are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. Upon retirement or other disposition of such assets, the related costs and accumulated depreciation are removed from the respective accounts and any resulting gain or loss is included in income. During 1999, the Company decided to relocate its corporate headquarters. As a result of the move, the remaining net book value of leasehold improvements associated with the former corporate headquarters was amortized on an accelerated basis from the date the decision was made to move through the actual date of the move. Due to this event, accelerated amortization expense for leasehold improvements of approximately $113,000 was recorded in 1999.


    The provision for depreciation of property and equipment is generally computed using accelerated methods at rates designed to amortize the cost of assets over their useful lives, which range from 3 to 5 years for equipment, 15 years for building improvements and 39 years for the building. The Company performs reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.


    LICENSE AGREEMENT

    The license agreement was recorded at its net present value and is being amortized on the straight-line basis over 5 years beginning April 2001 (see
    Note 6).

                       TECHNICAL CONSUMER PRODUCTS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


    CASH SURRENDER VALUE OF OFFICER'S LIFE INSURANCE



    In March 2000, the Company entered into split dollar agreements with two executives pursuant to which the Company pays the premiums due on whole life insurance policies for each executive. The executives own the policies and have each assigned an interest in the policy to the Company in an amount equal to the lesser of the premiums paid to date or the cash surrender value of the policy. The face value of these policies at December 31, 2001 total approximately $2,926,000.



    Additionally, in March 2000, the Company purchased whole life insurance policies for two other executives. The Company owns each of these policies. However, under a deferred compensation agreement, the executive or his designated beneficiary will be entitled to a portion of the benefits of the policy depending on the years of service, as follows. Death benefit: if the executive dies while employed, the Company would receive the premiums paid to date and his beneficiary would receive the remainder. Life time benefit: if the executive remains employed for 15 years or more, the executive would receive the entire cash surrender value of the policy; if the executive is employed less than 15 years, the Company would receive, at a minimum, the cash surrender value of each policy. The Company has recorded a deferred compensation liability at December 31, 2001 totaling approximately $8,000 representing two-fifteenths of the cash surrender value of these policies at December 31, 2001. The face value of these policies at December 31, 2001 total approximately $2,423,000.



    At December 31, 2000 and 2001, the Company has recorded the cash surrender value of these four policies totaling approximately $80,000 and $145,000, respectively.



    INTANGIBLE ASSETS



    Intangible assets consist of the patents acquired in the acquisition of the assets of JRS Technology, Inc. described in Note 8. Amortization of intangible assets is provided using the straight-line method over 3 years. Accumulated amortization at December 31, 2001 is approximately $8,600.



     DEFERRED SECURITY REGISTRATION COSTS



    Deferred security registration costs consist of direct, external costs incurred by the Company for the proposed initial public offering of its common stock. Assuming a successful initial public offering, this amount will be offset against the equity generated from the offering. If the offering is not successful, this amount will be expensed.


     REVENUE RECOGNITION

    The Company's revenue recognition policy is to recognize revenues when products are shipped (FOB Shipping Point) or, for certain customers, when products are received by the customer's shipping agent, at which time title transfers to the customer. The Company's return policy is to replace, repair or issue credit for product under warranty. The Company's customers, which include distributors, take title to the Company's products upon shipment and do not have any right of return provisions other than for warranty provisions. In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." The adoption of this bulletin did not have a material impact on the Company's financial statements.

    ADVERTISING EXPENSE


    Advertising costs are expensed as incurred. Advertising expenses were approximately $232,000, $344,000 and $522,000 for the years ended December 31, 1999, 2000 and 2001, respectively.

                       TECHNICAL CONSUMER PRODUCTS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

    RESEARCH AND DEVELOPMENT COSTS


    Research and development costs are expensed as incurred. Research and development costs totalled approximately $208,000 for the year ended December 31, 2001. Prior to fiscal year 2001, the Company conducted most of its research and development by working with the licensor of certain technology that it used and by working with its suppliers and customers.


    INCOME TAXES


    The Company, with the consent of its stockholders, has elected to be treated as an S corporation under the Internal Revenue Code. In lieu of corporate federal and certain state income taxes, the stockholders of an S corporation are taxed individually on their share of the Company's taxable income. For purposes of these financial statements, pro forma income taxes were provided as if the Company was a C corporation (which it will convert to concurrent with the initial public offering) for the entire period of these financial statements (see Note 9).


    STATEMENTS OF CASH FLOWS -- NON-CASH INVESTING AND FINANCING ACTIVITIES


    On January 12, 2000, the Company acquired land and a building for a new operating facility for approximately $1,756,000, of which $356,000 was paid in cash and $1,400,000 was financed with external loans (see Note 3). The Company also declared stockholder distributions of $308,000 for fiscal 2000 that were unpaid and included in accrued liabilities at December 31, 2000. Also, as further described in Note 6, in April 2001, and amended in September 2001, the Company committed to a license agreement and to the purchase of certain shares of common stock for which the net present value of approximately $2,699,000 was recorded as an asset in fiscal 2001.


    EARNINGS PER COMMON SHARE

    Basic earnings per share is based on the weighted effect of all shares of common stock issued and outstanding and is calculated by dividing net income by the weighted average shares outstanding during the period. For all of the fiscal years presented in these financial statements there were no potentially dilutive shares of common stock; therefore, basic earnings per share equals diluted earnings per share. In accordance with issued Statement of Financial Accounting Standard ("SFAS") No. 128, "Earnings Per Share," the 5,600,000 shares of common stock issued to management and an outside party in fiscal 2000 for nominal consideration (see Note 4) were considered to be outstanding for all the periods presented in these financial statements in computing basic and diluted earnings per share.

    CONCENTRATIONS OF CREDIT RISK


    Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company's customers are not concentrated in any specific geographic region or industry but, at times, may be significant by individual customer (see Note 5). The Company reviews a customer's credit history before extending credit. The Company establishes an allowance for possible losses based upon factors surrounding the credit risk of specific customers, historical trends and other information. Collateral is generally not required against trade accounts receivable. Losses from credit sales have been consistent and within the allowance provided.


    FAIR VALUES OF FINANCIAL INSTRUMENTS


    Cash, accounts receivable, accounts payable and accrued liabilities are reflected in the accompanying financial statements at cost, which approximates fair value because of the short-term maturity of these instruments. The Company's revolving line of credit agreement and the Bank Note are carried at amounts that approximate fair value due to the variable interest rates associated with these instruments (see Note 3). Based on the borrowing rates currently available to the Company for bank loans with

                       TECHNICAL CONSUMER PRODUCTS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


    similar terms and average maturities, the fair value of the State Note was approximately $385,000 and $490,000 at December 31, 2000 and 2001, respectively, compared to the recorded value of approximately $497,000 and $475,000, respectively. Additionally, the fair value of the Notes Payable Affiliates using the same methodology was approximately $791,000 and $992,000 at December 31, 2000 and 2001, respectively, compared to the recorded value of $931,328 at each date. The fair value of the liability under license agreement was approximately $1,849,000 at December 31, 2001 compared to the recorded value of approximately $1,797,000.


    IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 138, "Accounting for Certain Hedging Activities" was issued in June 2000 to amend the accounting and reporting of derivative and hedging instruments. SFAS No. 133 requires all derivatives to be measured at fair value and recognized as either assets or liabilities on the balance sheet with changes in fair values recognized immediately in net income (loss) to the extent the derivatives are not effective as hedges. Because the Company does not presently use derivatives or engage in hedging activities, the adoption of these standards did not have any effect on the Company's financial position, results of operations, or cash flows.


    In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," to improve the transparency of the accounting and reporting for business combinations by requiring that all business combinations be accounted for under a single method, the purchase method. Use of the pooling-of-interests method is no longer permitted. SFAS 141 also establishes criteria for separate recognition of intangible assets acquired in a purchase business combination. SFAS 141 is effective for all business combinations initiated after June 30, 2001. The Company considered this standard in accounting for the acquisitions described in Note 8.



     In June 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes Accounting Principles Board Opinion No. 17, "Intangible Assets." SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. SFAS No. 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of SFAS No. 142 are required to be applied starting with fiscal years beginning after December 15, 2001. The Company considered this standard in accounting for the acquisitions described in Note 8.



    In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Currently, this standard has no effect on the Company.


    In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supersedes the Financial Accounting Standards Board SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations." SFAS No. 144 also amends

                       TECHNICAL CONSUMER PRODUCTS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


    Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The Company will consider this standard going forward.


2.  RELATED PARTY TRANSACTIONS

    GENERAL: These financial statements include all costs associated with the operations of the Company on a stand alone basis.


    INVENTORY/MANUFACTURING AND SUPPLY AGREEMENT: Substantially all of the Company's products are manufactured by and purchased from two affiliated companies located in China, Shanghai Zhen Xin Electronic Engineering Co., Ltd. and Shanghai Jensing Electron Electrical Equipment Co., Ltd. The Chairman, Chief Executive Officer and majority stockholder of TCP owns the majority of the stock of these Chinese companies; the minority portion is owned by an entity indirectly controlled by a local township in Shanghai, China. Additionally, the brother of the Chairman and Chief Executive Officer of TCP operates these Chinese companies, which share the same facilities, assets and personnel and essentially operate as the same entity but are legally distinct and have operating lives of different durations in order to continuously enjoy certain tax benefits in China.



    Prior to January 2002, transactions with the Chinese affiliates were conducted through unwritten agreements. In January 2002, TCP and the Chinese affiliates entered into a written, exclusive manufacturing and supply agreement. The agreement is for a period of ten years, with five-year automatic renewals thereafter unless terminated by either party within 90 days of expiration of the original term or any renewal term. This agreement requires the Chinese suppliers to manufacture products to TCP's specification at prices agreed upon from time to time; provided, however, that the aggregate price for purchases by TCP in any given year does not exceed the total costs incurred by the Chinese suppliers plus an agreed-upon profit margin. Additionally, the agreement limits the Chinese suppliers from selling competitive products to others. Because of the conflict of interest that arises out of the ownership of TCP and the Chinese affiliates by TCP's Chairman and Chief Executive Officer, changes to this supply agreement must be approved by the independent board members of the Company.



    At the end of the fourth quarter of fiscal 2001, TCP and the Chinese affiliates agreed upon a retroactive price adjustment of approximately $1,727,000 for certain products purchased and sold by TCP during the fourth quarter of fiscal 2001. The effect of this adjustment for 2001 was to decrease cost of sales by approximately $760,000, decrease inventory by approximately $967,000 at December 31, 2001 and decrease accounts payable affiliates by approximately $1,727,000 at December 31, 2001. The purpose of this adjustment was to recognize price adjustments for production efficiencies in the facilities of the Chinese affiliates that resulted from increased volume throughout 2001. The Company was able to negotiate this retroactive price adjustment because of its relationship with its Chinese affiliates. In the future, the Company's product pricing will be governed by the terms of the aforementioned manufacturing and supply agreement.



    Purchases of inventory from these affiliates amounted to approximately $9,580,000, $15,190,000 and $77,246,000 for the years ended December 31,
    1999, 2000 and 2001, respectively. Amounts owed to these affiliates are reflected as "Accounts payable affiliates" in the accompanying balance sheets and are settled in the ordinary course of business; provided, however, that the amended credit agreement entered into on December 28, 2001 prohibits the Company from reducing this balance to an amount less than $3,000,000. Additionally, TCP provided these affiliates various management and advisory services related to expansion, quality control, production, component sourcing, accounting, freight and logistics. Fees

                       TECHNICAL CONSUMER PRODUCTS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


    charged by TCP for these services approximated $56,000 in each of 1999, 2000 and 2001, and are included within other income in the statements of operations.



    NOTES PAYABLE AFFILIATES: Effective December 31, 1998, the Company refinanced $931,328 of its accounts payable affiliates into two long-term notes as follows: $766,757 note payable to Shanghai Jensing and $164,571 note payable to Shanghai Zhen Xin. Both notes are due on January 9, 2009 and bear interest at 6% per annum. Interest expense on these notes was approximately $56,000 in 1999, 2000 and 2001. These notes are subordinated to all of the debt described in Note 3. Additionally, the amended credit agreement entered into on December 28, 2001, prohibits the Company from making any early principal payments on these notes.



    COMMISSION INCOME: At various times, the Company entered into arrangements with the Chinese affiliates whereby the Company acted as a commissioned sales agent for certain product sales made at TCP's direction that were directly shipped to customers by the affiliates. Total commissions earned from the affiliates amounted to approximately $237,000 and $295,000 for the years ended December 31, 1999 and 2001, respectively.



    RESEARCH AND DEVELOPMENT COSTS: In fiscal 2001, TCP and the Chinese affiliates agreed to share the research and development expenses incurred by TCP in fiscal 2001 for the development of a commercial grade ballast. Accordingly, in fiscal 2001, TCP charged the Chinese affiliates approximately $196,000 for their share of such research and development expenses. This amount has been recorded as a reduction in selling, general and administrative expenses.


    LICENSE AGREEMENT: As further described in Note 6, until September 30, 2001, the Company and its Chinese affiliates had license agreements with a now former stockholder of the Company and such stockholder's company.


    FACTORING ARRANGEMENT: Prior to obtaining a line of credit agreement in January 1999, the Company obtained financing by factoring its accounts receivable with an officer of the Company at a 3% to 5% discount. Financing costs incurred by the Company under this arrangement totalled approximately $36,000 in 1999 and are included within interest expense in the statements of operations. The Company paid all amounts in full in January 1999.



    LETTERS OF CREDIT: During 1999 and 2000, the Company acquired approximately $697,000 and $277,000, respectively, of inventory through letter of credit agreements funded by an officer of the Company. Fees paid by the Company to this related party for these transactions were approximately 10.5% of the borrowed amount and totalled approximately $73,000 and $29,000 for the years ended December 31, 1999 and 2000, respectively. Amounts borrowed under these letters of credit agreements were due within 30 to 60 days of receipt of the inventory by the Company. Amounts borrowed and fees due under these letters of credit agreements were paid in full.



    LEASED FACILITY: Prior to purchasing its new facility on January 12, 2000, the Company leased its warehouse and office space from an entity controlled by an officer of the Company. Rent expense under this related party lease was approximately $83,000 and $35,000 for the years ended December 31, 1999, and 2000, respectively. In fiscal 2000, the Company surrendered a $50,000 rent deposit to this related party as a settlement for the early termination of the lease agreement.


    BUILDING PURCHASE/SALE: In fiscal 1999, the Company purchased a building from an entity controlled by an officer of the Company for $125,000. In December 1999, the Company decided to sell this building to an unrelated party. Net proceeds from the sale totalling approximately $102,000 were received in January 2000.

    ACCOUNTING, TAX AND FINANCIAL CONSULTING SERVICES: At various times, an officer of the Company provided certain accounting, tax and financial consulting services to the Company outside of his capacity

                       TECHNICAL CONSUMER PRODUCTS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


    as an employee and was paid approximately $30,000, $49,000 and $30,000 for these services for the years ended December 31, 1999, 2000 and 2001, respectively.


3.  LONG-TERM DEBT

     Long-term debt, excluding the notes payable affiliates, consists of the following:


                                                           DECEMBER 31,
                                                         ----------------
                                                          2000     2001
                                                         ------   -------
                                                          (IN THOUSANDS)
Line of credit agreement...............................  $3,397   $13,028
Bank Note..............................................     850        --
State Note.............................................     497       475
                                                         ------   -------
                                                          4,744    13,503
Less amounts due within one year.......................     (63)      (24)
                                                         ------   -------
Total long-term debt...................................  $4,681   $13,479
                                                         ======   =======


    In January 1999, the Company entered into line of credit agreement with a bank that made available borrowings up to $2,000,000, due on demand. In September 1999, this agreement was amended to allow borrowings up to $3,000,000. Borrowings under this agreement, which were limited based on a certain percentage of accounts receivable and inventory, were collateralized by substantially all of the Company's assets and guaranteed by the Company's Chairman and Chief Executive Officer. Interest on outstanding borrowings was due monthly at 2.5% above the bank's prime rate (11% at December 31, 1999). This agreement contained certain restrictive covenants which, among other things, limited additional indebtedness and required the Company to maintain specified financial ratios. As further described below, subsequent to December 31, 1999, the Company refinanced this agreement with a long-term obligation; therefore, this obligation was classified as long-term at December 31, 1999.

    On February 1, 2000, the Company refinanced the above line of credit agreement with a $3,500,000 line of credit agreement with a different bank that was to expire in February 2003. This agreement was amended in November 2000 to increase borrowings to $4,000,000 and again in February 2001 to increase borrowings to $5,000,000. Borrowings under this agreement were limited based on certain percentages of eligible accounts receivable and inventory. Based on the borrowing base formula, there was no limitation at December 31, 2000. Borrowings under this agreement were collateralized by substantially all of the Company's assets and guaranteed by the Company's Chairman and Chief Executive Officer. Interest under this agreement was payable monthly at .75% above the bank's prime lending rate (10.25% at December 31, 2000). Additionally, this agreement contained certain restrictive covenants that, among other things, limited additional indebtedness and required the Company to maintain specified financial ratios. In fiscal 2000, the Company obtained waivers for the violation of certain financial ratio covenant violations.


    In August 2001, the above described line of credit was refinanced with a $15,000,000 revolving credit facility from a different bank, subject to a similar borrowing base formula. On December 28, 2001, this agreement was amended to increase borrowings to $20,000,000. Borrowings under this credit facility, which expires in July 2003, bear interest at the Company's option of the bank's prime rate or LIBOR plus 3.0% (4.75% at December 31, 2001 based on the prime rate selection) and are collateralized by substantially all of the Company's assets. The Company is required to pay a quarterly commitment fee of .125% for the unused portion of this facility. Additionally, $1,000,000 of the borrowings under the credit facility is guaranteed by the Company's Chairman and Chief Executive Officer. This new credit facility also contains certain restrictive covenants that, among other things, limit additional indebtedness and requires the Company to maintain specified financial ratios. In 2001, the Company obtained waivers for certain financial and non-financial covenant violations. The Company has the ability to issue up to

                       TECHNICAL CONSUMER PRODUCTS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


    $500,000 in letters of credit under the credit facility, which reduces the availability on the revolving credit facility. There were no letters of credit outstanding at December 31, 2000 or 2001.



    In January 2000, the Company obtained a $900,000 commercial mortgage from a bank ("Bank Note") and a $500,000 loan through the State of Ohio 166 Program ("State Note"), both of which were used to acquire a warehouse and office facility located in Aurora, Ohio for $1,750,000. The Bank Note was payable in 119 monthly principal payments of $3,750 through March 2010, plus interest at the bank's prime rate, with a balloon payment of $453,750 due in March 2010. In August 2001, the Company paid off the entire balance of the Bank Note with proceeds from the new credit facility previously discussed. The State Note is payable in 180 monthly payments of $4,015, which includes interest at a rate of 5.25%, through December 2015. The State Note is collateralized by the new facility, is guaranteed by the Company's Chairman and Chief Executive Officer and contains certain restrictive covenants similar to the line of credit agreement. In fiscal 2000, the Company obtained waivers for certain financial covenant violations and in fiscal 2001, the Company obtained waivers for certain financial and non-financial covenant violations.



    The following is a summary of aggregate maturities of long-term debt at December 31, 2001 (excluding the notes payable affiliates that are due in 2009) for each of the next five years:



                                                               (IN THOUSANDS)
2002........................................................      $    24
2003........................................................       13,052
2004........................................................           26
2005........................................................           28
2006........................................................           29
Thereafter..................................................          343
                                                                  -------
                                                                  $13,503
                                                                  =======



4.  STOCKHOLDERS' EQUITY


    Prior to January 2000, the Company's Chairman and Chief Executive Officer owned 100% of the common stock of the Company. In January 2000, the Company issued 2,240,000 shares of common stock to certain officers of the Company and an additional 2,800,000 shares to the Chairman and Chief Executive Officer. Additionally, as further described in Note 6, in January 2000, the Company issued 560,000 shares of common stock to an individual to convert a non-exclusive patent license to an exclusive license, all of which shares the Company repurchased effective September 30, 2001. No compensation expense was recognized for these transactions.


    On October 15, 2001, the Company converted from an Ohio corporation to a Delaware corporation and increased its authorized shares of common stock to 28,000,000. Each common share in the Ohio corporation issued and outstanding was converted into one share of common stock in the Delaware corporation.



    On January 11, 2002, the Company made estimated tax distributions to its stockholders totaling approximately $581,000.


5.  MAJOR CUSTOMERS / SIGNIFICANT SUPPLIERS


    For the year ended December 31, 1999, customers A and B accounted for approximately $1,724,000 and $1,686,000, or 11.0% and 10.8%, of net sales, respectively. For the years ended December 31, 2000 and 2001, customer C accounted for approximately $4,965,000 and $46,374,000, or 22.3% and 52.6%, of net sales, respectively. Additionally, at December 31, 2001, customer D, whose sales accounted for approximately 9.1% of net sales in 2001 (all of which occurred in the fourth quarter of 2001), had outstanding receivables of approximately $5,600,000, or 51% of total accounts receivable, at December 31, 2001.

                       TECHNICAL CONSUMER PRODUCTS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

    As further described in Note 2, substantially all of the Company's products are manufactured by and purchased from two related parties located in China. Although management believes that there are alternative sources that can manufacture and supply the Company's products, they believe that only the unique nature of this affiliated relationship can provide TCP with the ability to monitor and control the entire manufacturing process of their products to ensure consistently high quality products and enable the Company to respond to the specialized product needs of TCP's customers. As a result, any significant accidents, labor disputes, fires, severe weather, floods or other difficulties encountered by these affiliated suppliers could result in product defects, production delays, cost overruns or the inability to fulfill customer orders on a timely basis, all of which could have a material adverse effect on the Company's business and results of operations.

6.  COMMITMENTS AND CONTINGENCIES

     LICENSE AGREEMENTS:

    The Company is a party to four related license agreements with an entity and, in certain instances, such entity's president, pursuant to which the Company was granted licenses to use the entity's electronic ballast technology in exchange for a license fee and minimum monthly royalty payments.

    In 1996, TCP entered into the first of these license agreements that granted the Company and its affiliates a non-exclusive license to manufacture and sell certain products incorporating the technology of this entity. Royalty payments were due by TCP based on the number of units sold by TCP. In 1996, the Company's affiliates in China also entered into a license agreement with this entity and such entity's president, which agreement required the Company's affiliates to use certain component parts produced by the counterparty of this agreement.

    In January 2000, the Company issued 560,000 shares of common stock to the president of the above-described entity as consideration for his agreement to convert the non-exclusive patent license under the initial license agreement into an exclusive patent license. This agreement was memorialized in a license agreement entered into with him and the above-described entity in March 2000. Under this agreement the Company obtained an exclusive license for a patent for which it only had a non-exclusive license under the initial license agreement and obtained additional exclusive and non-exclusive licenses for patents covering other electronic ballast technology of this entity. Additionally, the terms of the agreement were modified to increase the minimum royalties to $20,000 per month. The Company entered into this agreement primarily to obtain the exclusive license so that it could obtain legal standing to initiate a lawsuit against a competitor that the Company believed was infringing on a patent that was subject to the license. The Company attributed the 560,000 shares of common stock that it issued in January 2000 as the consideration for the conversion of the non-exclusive patent license to an exclusive patent license. The Company attributed its agreement to pay increased minimum monthly payments of $20,000 as the consideration for the additional licenses granted under the second agreement. These agreements are for an indefinite period of time and are cancellable by the Company at any time provided that the Company refrains from using, selling or marketing certain products as defined in the agreements.

    In May 2001, the Company entered into the third amendment to this agreement with the above entity and such entity's president, which incorporated the terms of both the first and second agreements. Shortly after obtaining the exclusive license covering the patent that the Company believed was being infringed, the Company realized that others were potentially infringing upon this patent. Because the Company had neither the time nor the resources to take legal action against all those allegedly infringing upon the patent and because the Company concluded that the infringement of this patent was not material to its operations, the Company no longer had a need for an exclusive license with respect to this entity's electronic ballast technology. Therefore, the Company entered into this third agreement to effect the conversion of its exclusive licenses into non-exclusive licenses, as well as to limit the amount of royalties to be paid in the future under each of the prior agreements. Under the terms of the third

                       TECHNICAL CONSUMER PRODUCTS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


    agreement, the Company and the entity agreed to a $2,000,000 settlement for all future royalties that would have been due under these agreements. This agreement is also for an indefinite period of time and is cancellable by the Company at any time provided that the Company refrains from using, selling or marketing certain products as defined in the agreements. Additionally, the Company was no longer required to purchase certain component parts from this entity. The settlement amount is non-refundable and due and payable as follows: $108,334 for each month beginning April 2001 for 6 months and $25,000 each month thereafter until the balance is paid in full (March
    2006). Additionally, concurrent with this agreement and subject to a September 2001 modification, the Company entered into a stock buy back agreement to buy 560,000 shares of common stock held by the president of this entity on September 30, 2001 for $500 and the conversion of the Company's exclusive licenses into non-exclusive licenses. For purposes of these financial statements, the present value of the amounts to be paid for the license agreement and the stock buy back agreement were allocated as follows: $1,683,000 to the license agreement, which is being amortized over five years beginning April 2001, and $57,000 to the stock buy back agreement.


    In September 2001, the Company entered into a fourth agreement, which amended and restated the terms of the first three agreements. The Company entered into this fourth agreement to (1) clarify certain rights and obligations, including certain vague or uncertain contractual terms, under the three other license agreements described above, (2) provide the Company with the right to transfer the license agreement without consent and (3) expressly provide that the Company will have a perpetual, nonexclusive license to use the technology licensed under the agreement after making payments due under the license agreement. Under the terms of this fourth license agreement, in order to protect the Company from any unforeseen obligations or liabilities that could result from the vague or uncertain portions of the previous agreements, the Company also obtained a mutual general release for it and its principal suppliers with respect to any obligations or other liabilities arising on or prior to September 30, 2001 under all of the license agreements and under a technical assistance agreement that the Company entered into with the above entity in June 1996 that expired in June 1997, as well as for terminating a license agreement that its principal suppliers had entered into with the above entity. Although the Company was not contractually obligated to pay for such a release and termination on behalf of its principal suppliers, it requested that they be included in the general release to limit any unforeseen risks, and thus potential increased product costs to the Company, that the Company's suppliers may have been subject to during the term of their agreement with the above entity.


    At September 30, 2001, when the Company entered into this amended and restated license agreement, the Company had already paid $650,000 of the $2,000,000 obligation due under the third agreement previously described. Under the terms of this amended and restated agreement, the Company also agreed to satisfy all of the remaining obligations due under each of the prior license agreements for a non-refundable payment of $2,360,000, which includes $200,000 for the mutual general release described above. This revised settlement is due as follows: $200,000 on October 10, 2001 and $40,000 each month for 54 months through March 2006. As a result of this amendment, the total payments to be made to the counterparty of the license agreement are $3,010,000, of which $2,642,000 was allocated to the license agreement based on the present value of the future payments. The present value of the remaining obligation due under the fourth agreement at December 31, 2001 is approximately $1,797,000.



    Approximately $333,000, $426,000 and $379,000 was incurred for royalty expense under these agreements for the years ended December 31, 1999, 2000 and 2001, respectively. Approximately $306,000 of the fiscal 2001 royalty expense was related to the amortization of the license agreement.



    LEASE COMMITMENTS: The Company leases certain office equipment under non-cancellable operating leases. Future minimum rental payments under these non-cancellable leases at December 31, 2001 are approximately $3,000 each year through 2004. Total rental expense was approximately $87,000, $41,000

                       TECHNICAL CONSUMER PRODUCTS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


    and $3,000 for the years ended December 31, 1999, 2000 and 2001, respectively. Such amounts include the related party portion disclosed in
    Note 2.



    Future payments due under the license agreement and the leases described above at December 30, 2001 are as follows:



                                                       LICENSE      LEASE
                                                      AGREEMENT   AGREEMENTS
                                                      ---------   ----------
                                                          (IN THOUSANDS)
2002................................................   $  480        $ 3
2003................................................      480          3
2004................................................      480          3
2005................................................      480         --
2006................................................      120         --
                                                       ------        ---
  Total future payments.............................   $2,040        $ 9
  Less amounts for interest.........................     (243)        --
                                                       ------        ---
                                                       $1,797        $ 9
                                                       ======        ===


    FACILITY EXPANSION: In September 2001, the Company entered into a contract for approximately $1.0 million to expand the facility purchased in January 2000 by 60,000 square feet. The Company expects this expansion to be completed in early 2002.

    LEGAL MATTERS: In the normal course of its operations, the Company is party to certain legal actions which, based on internal review and advice of its legal counsel, management believes will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.


    ENERGY STAR: The Company participates in the Department of Energy's ENERGY STAR Program, pursuant to which the Company's products have to meet requirements established by the Department of Energy in order to be qualified to bear the ENERGY STAR certification mark. The Company believes that ENERGY STAR certification for its residential consumer products is essential to its success in that market. New, more demanding ENERGY STAR certification standards for compact fluorescent lamps were adopted by the Department of Energy during the fourth quarter of 2001, and ENERGY STAR partners must comply with these new requirements by July 2002. The Company is in the process of having its products tested under the new standards. While testing is not complete, based on preliminary results, the Company believes that products representing the majority of its sales to the residential consumer market will meet the new certification standards without the need for modification. Other products will need to be modified to meet the new standards. Should the Company's residential consumer products fail to meet these new requirements, sales of its compact fluorescent lamps could decline. The Company cannot guarantee that compact fluorescent lamps that were previously ENERGY STAR certified will continue to qualify for ENERGY STAR certification, or that any of its other compact fluorescent lamps will qualify for ENERGY STAR certification, in the future. If this occurs, in addition to losing sales in the residential market, the Company may not be successful in implementing its strategy of expanding and diversifying its retail presence into mass merchants and supermarkets.


7.  EMPLOYEE BENEFIT PLAN


    In fiscal year 2000, the Company adopted a tax-qualified 401(k) savings plan for all eligible employees. The plan allows eligible employees to contribute up to 12% of their pre-tax earnings up to the statutory limit prescribed by the Internal Revenue Service. The Company matches 50% of participant contributions made to the plan up to 6% of the participant's compensation. Company matching contributions were approximately $22,000 and $23,000 for the years ended December 31, 2000 and 2001, respectively.

                       TECHNICAL CONSUMER PRODUCTS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


8. ACQUISITIONS



    In October 2001, the Company acquired substantially all of the assets of enerSave data systems, Inc. and JRS Technology, Inc., each for a purchase price of $500,000. EnerSave data systems designed and developed energy management systems and the JRS Technology assets were used in the design and development of commercial grade electronic ballasts. The purchase price for enerSave data systems and JRS Technology was allocated to the fair value of assets acquired as follows: enerSave: inventory -- $150,000 and equipment $350,000; and JRS: inventory -- $288,000, equipment -- $57,000 and patents -- $155,000.



9.  PRO FORMA INFORMATION (UNAUDITED)


    PRO FORMA INCOME TAXES: For the periods presented in these financial statements, TCP operated as an S corporation, and, therefore, the individual stockholders were liable for federal and state income taxes, and not the Company. Cash distributions were regularly made by TCP in part to help fund the stockholders' tax liabilities. Accordingly, net income as presented in these financial statements does not include a provision for federal or state income taxes.

    Assuming completion of the proposed initial public offering, TCP will revoke the S corporation status with stockholder consent and therefore will be subject to corporate federal and state income taxes as a C corporation. Accordingly, for informational purposes, the statements of operations include a pro forma adjustment for income taxes that would have been recorded if TCP had been a C corporation during the periods presented in these financial statements calculated in accordance with SFAS No. 109, "Accounting for Income Taxes."

    Deferred income taxes arise from temporary differences in the recognition of income and expense for tax purposes. Pro forma deferred income taxes were computed using the liability method and reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes as if the Company was a C corporation for all periods presented based on the statutory rates in effect for those periods. Components of the Company's pro forma deferred tax assets and liabilities are as follows:


                                                           DECEMBER 31,
                                                        ------------------
                                                        1999   2000   2001
                                                        ----   ----   ----
                                                          (IN THOUSANDS)
Deferred tax assets:
  Accounts receivable.................................   $--   $19    $129
  Inventory...........................................   --     --      74
  Accrued liabilities.................................    9     --      20
                                                         --    ---    ----
     Total deferred tax assets........................    9     19     223
                                                         --    ---    ----
Deferred tax liabilities:
  Property and equipment basis difference.............   --     (7)     (7)
                                                         --    ---    ----
Net deferred tax asset................................   $9    $12    $216
                                                         ==    ===    ====



    Deferred taxes have not been reflected in the financial statements because TCP is not responsible for these income taxes until the revocation of the S corporation status. Upon such revocation, a net deferred income tax benefit will be reflected in the balance sheet with a corresponding credit to income tax provision. The approximate amount of this net deferred benefit is $216,000 at December 31, 2001.

                       TECHNICAL CONSUMER PRODUCTS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

    Significant components of the pro forma provision for income taxes are as follows:


                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                              --------------------
                                                              1999   2000    2001
                                                              ----   ----   ------
                                                                 (IN THOUSANDS)
Current provision:
  Federal...................................................  $ 61   $159   $2,400
  State.....................................................    14     38      570
                                                              ----   ----   ------
                                                                75    197    2,970
Deferred provision (benefit)................................   249     (3)    (204)
                                                              ----   ----   ------
Total income tax provision..................................  $324   $194   $2,766
                                                              ====   ====   ======


    Pro forma net operating loss carryforwards outstanding at December 31, 1998 totaling approximately $662,000 were fully utilized in fiscal 1999.

    The differences between pro forma income taxes at the statutory U.S. federal income tax rate of 34% and those reported in the statements of operations are as follows:


                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                              --------------------
                                                              1999    2000    2001
                                                              ----    ----    ----
Income tax at U.S. federal statutory tax rate...............  34.0%   34.0%   34.0%
  State income tax, net of federal tax effect...............   5.0     5.0     5.0
  Non-deductible expenses...................................   1.6     2.1     0.2
                                                              ----    ----    ----
Effective tax rate..........................................  40.6%   41.1%   39.2%
                                                              ====    ====    ====



    TAX INDEMNIFICATION AGREEMENT: Assuming completion of the proposed initial public offering, TCP intends to revoke its S corporation status. In connection with the proposed offering and the revocation of the S corporation tax status, the Company has entered into a tax indemnification agreement with its existing stockholders and a former stockholder. Although the Company believes that it has met the requirements for an S corporation, the agreement provides, among other things, that the existing stockholders and the former stockholder indemnify the Company for any federal and state income taxes, including interest and penalties, incurred by the Company if for any reason the Company is deemed to be a C corporation during any period in which it reported taxable income as an S corporation. The tax indemnification obligation of each of the existing stockholders and the former stockholder is limited to the aggregate amount of all distributions made to such stockholders by the Company to pay taxes since the first day of the first tax year in which the Company is deemed to have been a C corporation. The agreement also provides for payment by the existing stockholders and the former stockholder to the Company and by the Company to its existing stockholders and the former stockholder to adjust for any increases or decreases in tax liability arising from a tax audit that affects the Company's tax liability and results in a corresponding adjustment to the tax liability of the Company's existing stockholders and the former stockholder. The amount of such payment cannot exceed that amount of refund received by the Company or its existing stockholders and the former stockholder attributable to the adjustment in tax liability.



    UNDISTRIBUTED EARNINGS OF S CORPORATION: The Company intends to distribute to its current stockholders and a former stockholder substantially all of its undistributed S corporation earnings for tax purposes through the date of revocation of S corporation status. As of December 31, 2001, the amount of these undistributed S corporation earnings was approximately $3,582,000. The December 31, 2001 pro forma balance sheet included in these financial statements reflects an accrual for this planned distribution along with a corresponding reduction to retained earnings. The actual amount of the final S corporation distributions will include the undistributed earnings of the Company through the date of revocation of

                       TECHNICAL CONSUMER PRODUCTS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

    S corporation status, which is anticipated to occur immediately prior to completion of the initial public offering. To the extent that undistributed earnings exceed the final S corporation distribution, the excess amount will be reflected as additional paid-in capital at the date of revocation of S corporation status.

    PRO FORMA EARNINGS PER COMMON SHARE: The pro forma earnings per share presented in the statements of operations include pro forma tax provision as if the Company had been a C corporation during the periods presented in these financial statements.


10.  OTHER MATTERS (UNAUDITED)



    EQUITY PLAN: In October 2001, the Company adopted a stock option plan, which was amended and restated in December 2001 as an equity plan. The equity plan was approved by the Company's stockholders in January 2002. The equity plan provides for the grant of incentive and nonqualified stock options and provides for the payment of director compensation in the form of common stock for up to 2,016,000 shares of common stock.



    In October 2001, assuming the successful completion of the initial public offering, the Company agreed to grant an option to purchase 1,064,000 shares of common stock to an executive and an option to purchase 294,000 shares of common stock to a director under this equity plan. These options will have an exercise price equal to the initial public offering price and will be exercisable in full beginning six months following the date of grant.


    CERTIFICATE OF INCORPORATION: Assuming the completion of the proposed initial public offering, the Company will convert to a C corporation and the Company's certificate of incorporation and bylaws will contain several provisions that may make it difficult to acquire the Company by means of a tender offer, open market purchase, proxy fight or otherwise. These provisions are designed to encourage persons seeking to acquire control of the Company to negotiate with the Company's board of directors.


    Additionally, prior to the completion of the proposed initial public offering and after receiving stockholder approval, the Company will amend its certificate of incorporation to increase to 30,000,000 the number of authorized shares of common stock, $0.001 par value per share, and authorize the issuance of 5,000,000 shares of undesignated preferred stock, $0.001 par value per share, the rights and preferences of which may be established from time to time by the board of directors.


    STOCK SPLIT: In October 2001, the Board of Directors declared a common stock split to be effected in the form of a stock dividend of 56,000 shares of common stock for every one share of common stock outstanding on the later of
    (a) the date that the Company amends its certificate of incorporation to increase its authorized capital stock as contemplated by the proposed initial public offering registration statement and (b) the effectiveness of such registration statement. All references in the financial statements to number of shares and per share amounts have been retroactively adjusted to reflect this stock split.

                                   [TCP LOGO]

                     DEALER PROSPECTUS DELIVERY OBLIGATION

     UNTIL           , 2002 (25 DAYS AFTER THE COMMENCEMENT OF THIS OFFERING),
ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Set forth below is an estimate (except for the registration fee, the NASD filing fee and the Nasdaq filing fee) of the fees and expenses payable by us in connection with the sale of common stock being registered.


Registration fee............................................  $   12,075
NASD filing fee.............................................       5,330
Nasdaq National Market Listing Application Fee..............      87,000
Blue sky qualification fees and expenses....................       5,000
Printing and engraving expenses.............................     150,000
Legal fees and expenses.....................................     650,000
Accounting fees and expenses................................     400,000
Directors and officers liability insurance premiums.........     150,000
Transfer agent and registrar fees...........................      20,000
Miscellaneous...............................................      20,595
                                                              ----------
     Total..................................................  $1,500,000
                                                              ==========



ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


ELIMINATION OF LIABILITY IN CERTAIN CIRCUMSTANCES


     Pursuant to the authority conferred by Section 102 of the General Corporation Law of the State of Delaware, our certificate of incorporation contains a provision providing that none of our directors shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:


     - for any breach of the director's duty of loyalty to us or our stockholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;


     - under Section 174 of the General Corporation Law of the State of Delaware; or


     - for any transactions from which the director derived an improper personal benefit.

     Our certificate of incorporation also provides that if Delaware law is amended to further eliminate or limit the liability of directors, then the liability of our directors shall be eliminated or limited, without further stockholder action, to the fullest extent permissible under Delaware law as so amended.

INDEMNIFICATION AND INSURANCE


     Section 145 of the General Corporation Law of the State of Delaware contains provisions permitting (and, in some situations, requiring) Delaware corporations such as us to provide indemnification to their officers and directors for losses and litigation expense incurred in connection with, among other things, their service to the corporation in those capacities. Our certificate of incorporation contains provisions requiring us to indemnify and hold harmless our directors, officers and employees to the fullest extent permitted or required by law. Among other things, these provisions provide that we are required to indemnify any person who was or is a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding") by reason of the fact that the indemnitee is or was acting in an official capacity as our director, officer, employee or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including service with respect to any employee benefit plan) against all expense, liability and loss, including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by the indemnitee in connection with such proceeding to the fullest extent permitted by the General Corporation Law of the State of Delaware, as the same exists or may be amended (but, in the case of any amendment, only to the extent that the amendment permits us to provide broader indemnification rights than law permitted us to provide prior to the amendment). These provisions also provide for the advance payment of fees and expenses incurred by the indemnitee in defense of any such proceeding, subject to reimbursement by the indemnitee if it is ultimately determined that the indemnitee is not entitled to be indemnified by us. We have entered into agreements with our directors, executive officers and certain other key employees providing contractually for indemnification consistent with our certificate of incorporation and bylaws.


     Our certificate of incorporation also permit us to secure insurance on our behalf and on behalf of any officer, director, employee or agent for any liability arising out of actions in his or her capacity as an officer, director, employee or agent, regardless of whether the bylaws would permit indemnification. We have obtained an insurance policy that insures our directors and officers against losses, above a deductible amount, from specified types of claims.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     During the past three years, TCP has issued and sold the following securities, which numbers reflect the 56,000-for-1 stock split that will occur immediately prior to the completion of this offering:

     In January 2000, we sold:

     - 2,800,000 shares of common stock to Ellis Yan, our President, Chief Executive Officer and Chairman of the Board of Directors, for $50.00;

     - 1,680,000 shares of common stock to Matthew G. Lyon, our Vice President--Finance and Operations, Treasurer and a member of our board of directors, for $30.00; and

     - 560,000 shares of common stock to James R. Coleman, our Chief Operating Officer, Vice President--Sales and Marketing and a member of our board of directors, for $10.00.

     In January 2000, we issued 560,000 shares of common stock to Andrzej Bobel. These shares were the consideration for the conversion of a non-exclusive patent license into an exclusive patent license pursuant to a license agreement that we entered into with Mr. Bobel's company in March 2000.

     The issuances of the securities described above were deemed to be exempt from registration under Section 5 of the Securities Act in reliance upon Section 4(2) of the Securities Act. All recipients of securities had adequate access, through their relationships with TCP, to information about TCP. No underwriters were involved in the foregoing issuances of securities.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


EXHIBIT
NUMBER    DESCRIPTION OF DOCUMENT
-------   -----------------------
  1.1*    Form of Underwriting Agreement
  3.1**   Certificate of Incorporation
  3.2**   Bylaws
  3.3*    Form of Amended and Restated Certificate of Incorporation
  3.4*    Form of Amended and Restated Bylaws
  4.1     Specimen certificate for shares of common stock
  4.2**   Stock Restriction and Registration Rights Agreement, dated as of December 6, 2001, by and among Technical Consumer
          Products, Inc. and Ellis Yan, Matthew G. Lyon and James R.
          Coleman
  5.1*    Opinion of Jones, Day, Reavis & Pogue
 10.1     Manufacturing and Supply Agreement, dated as of January 17,
          2002, by and among Technical Consumer Products, Inc. and
          Shanghai Zhen Xin Electronic Engineering Co., Ltd. and
          Shanghai Jensing Electron Electrical Equipment Co., Ltd.

EXHIBIT
NUMBER    DESCRIPTION OF DOCUMENT
-------   -----------------------
 10.2     Technology License Agreement, dated as of December 12, 2001, by and among Technical Consumer Products, Inc. and Shanghai
          Zhen Xin Electronic Engineering Co., Ltd. and Shanghai
          Jensing Electron Electrical Equipment Co., Ltd.
 10.3**   Amended and Restated 2001 Equity Plan
 10.4     Option Agreement, dated as of January 11, 2002, by and
          between James R. Coleman and Technical Consumer Products,
          Inc.
 10.5**   Form of Directors and Officers Indemnification Agreement
 10.6     Tax Indemnification Agreement, dated as of December 10,
          2001, by and among Technical Consumer Products, Inc. and
          Ellis Yan, Matthew G. Lyon, James R. Coleman, and Andrzej
          Bobel
 10.7**   Amended and Restated Stock Buy Back Agreement, dated as of
          September 30, 2001, by and among Technical Consumer
          Products, Inc., Andrzej Bobel and Practical Innovations,
          Inc.
 10.8**   License Agreement, dated as of June 18, 1996, by and between
          Technical Consumer Products, Inc. and Practical Innovations,
          Inc.
 10.9**   Amendment to License Agreement, dated as of November 13,
          1998 and effective as of January 1, 1999, by and between
          Technical Consumer Products, Inc. and Practical Innovations,
          Inc.
10.10**   License Agreement, dated as of March 1, 2000, by and between
          Technical Consumer Products, Inc. and Practical Innovations,
          Inc.
10.11**   License Agreement, dated as of May 23, 2001, by and between
          Technical Consumer Products, Inc. and Practical Innovations,
          Inc.
10.12**   Amended and Restated License Agreement, dated as of
          September 30, 2001, by and among Technical Consumer
          Products, Inc. and Andrzej Bobel and Practical Innovations,
          Inc.
10.13**   Split Dollar Agreement, dated as of March 6, 2000, by and
          between Technical Consumer Products, Inc. and Ellis Yan
10.14**   Split Dollar Agreement, dated as of March 6, 2000, by and
          between Technical Consumer Products, Inc. and Matthew Lyon
10.15**   Deferred Compensation Agreement, dated as of March 6, 2000, by and between Technical Consumer Products, Inc. and James
          R. Coleman
10.16**   Credit and Security Agreement, dated as of August 10, 2001, by and between Bank One, Michigan and Technical Consumer
          Products, Inc.
10.17**   Letter Agreement, dated as of September 10, 2001, by and
          between Bank One, Michigan and Technical Consumer Products,
          Inc.
10.18**   Letter Agreement, dated as of October 15, 2001, by and
          between Bank One, Michigan and Technical Consumer Products,
          Inc.
10.19**   Confirmation of Assumption, Ratification and Amendment
          Agreement, dated as of October 18, 2001, by and between Bank
          One, Michigan and Technical Consumer Products, Inc.
10.20     Fourth Amendment to Credit and Security Agreement, dated as of December 28, 2001, by and between Bank One, Michigan and
          Technical Consumer Products, Inc.
 16.1     Letter of Grant Thornton LLP, dated January 25, 2002, to the
          Securities and Exchange Commission
 23.1     Independent Auditor's Consent of PricewaterhouseCoopers LLP
 23.2*    Consent of Jones, Day, Reavis & Pogue (included in Exhibit
          5.1)
 24.1**   Power of Attorney
 24.2     Certified Resolutions of the Board of Directors of Technical
          Consumer Products, Inc. Authorizing Power of Attorney


---------------

 * To be filed by amendment

** Previously filed

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, Technical Consumer Products, Inc. has duly caused this amendment no. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Aurora, State of Ohio, on January 25, 2002.



                                                         TECHNICAL CONSUMER PRODUCTS, INC

                                                                    By: /s/ MATTHEW G. LYON
                                                         ----------------------------------------------
                                                                        Matthew G. Lyon
                                                             Vice President -- Finance & Operations
                                                                         and Treasurer



     Pursuant to the requirements of the Securities Act of 1933, this amendment no. 2 to the registration statement has been signed by the following persons in the capacities and on the dates indicated:



SIGNATURE                                                    TITLE                          DATE
---------                                                    -----                          ----
                    *                       President, Chief Executive Officer and    January 25, 2002
------------------------------------------  Chairman of the Board of Directors
                Ellis Yan                   (Principal Executive Officer)

           /s/ MATTHEW G. LYON              Vice President -- Finance & Operations,   January 25, 2002
------------------------------------------  Treasurer and Director (Principal
             Matthew G. Lyon                Financial and Accounting Officer)

                    *                       Director                                  January 25, 2002
------------------------------------------
             James R. Coleman

                    *                       Director                                  January 25, 2002
------------------------------------------
            Benjamin G. Ammons

                    *                       Director                                  January 25, 2002
------------------------------------------
                Jack Kahl

                    *                       Director                                  January 25, 2002
------------------------------------------
          R. Louis Schneeberger

                    *                       Director                                  January 25, 2002
------------------------------------------
              Boake A. Sells

* Matthew G. Lyon, by signing his name hereto, does hereby execute this amendment no. 2 to the registration statement on behalf of the directors and officers of Technical Consumer Products, Inc.
  indicated above by asterisks, pursuant to powers of attorney duly executed by such directors and officers, which are filed with the Securities and Exchange Commission on behalf of such directors and officers.

  /s/ MATTHEW G. LYON
  ----------------------------------------
  Matthew G. Lyon
  Attorney-in-fact

                                  EXHIBIT INDEX


EXHIBIT
NUMBER     DESCRIPTION OF DOCUMENT
-------    -----------------------
 1.1*      Form of Underwriting Agreement
 3.1**     Certificate of Incorporation
 3.2**     Bylaws
 3.3*      Form of Amended and Restated Certificate of Incorporation
 3.4*      Form of Amended and Restated Bylaws
 4.1       Specimen certificate for shares of common stock
 4.2**     Stock Restriction and Registration Rights Agreement, dated as of December 6, 2001, by and among Technical Consumer
           Products, Inc. and Ellis Yan, Matthew G. Lyon and James R.
           Coleman
 5.1*      Opinion of Jones, Day, Reavis & Pogue
10.1       Manufacturing and Supply Agreement, dated as of January 17,
           2002, by and among Technical Consumer Products, Inc. and
           Shanghai Zhen Xin Electronic Engineering Co., Ltd. and
           Shanghai Jensing Electron Electrical Equipment Co., Ltd.
10.2       Technology License Agreement, dated as of December 12, 2001, by and among Technical Consumer Products, Inc. and Shanghai
           Zhen Xin Electronic Engineering Co., Ltd. and Shanghai
           Jensing Electron Electrical Equipment Co., Ltd.
10.3**     Amended and Restated 2001 Equity Plan
10.4       Option Agreement, dated as of January 11, 2002, by and
           between James R. Coleman and Technical Consumer Products,
           Inc.
10.5**     Form of Directors and Officers Indemnification Agreement
10.6       Tax Indemnification Agreement, dated as of December 10,
           2001, by and among Technical Consumer Products, Inc. and
           Ellis Yan, Matthew G. Lyon, James R. Coleman, and Andrzej
           Bobel
10.7**     Amended and Restated Stock Buy Back Agreement, dated as of
           September 30, 2001, by and among Technical Consumer
           Products, Inc., Andrzej Bobel and Practical Innovations,
           Inc.
10.8**     License Agreement, dated as of June 18, 1996, by and between
           Technical Consumer Products, Inc. and Practical Innovations,
           Inc.
10.9**     Amendment to License Agreement, dated as of November 13,
           1998 and effective as of January 1, 1999, by and between
           Technical Consumer Products, Inc. and Practical Innovations,
           Inc.
10.10**    License Agreement, dated as of March 1, 2000, by and between
           Technical Consumer Products, Inc. and Practical Innovations,
           Inc.
10.11**    License Agreement, dated as of May 23, 2001, by and between
           Technical Consumer Products, Inc. and Practical Innovations,
           Inc.
10.12**    Amended and Restated License Agreement, dated as of
           September 30, 2001, by and among Technical Consumer
           Products, Inc. and Andrzej Bobel and Practical Innovations,
           Inc.
10.13**    Split Dollar Agreement, dated as of March 6, 2000, by and
           between Technical Consumer Products, Inc. and Ellis Yan
10.14**    Split Dollar Agreement, dated as of March 6, 2000, by and
           between Technical Consumer Products, Inc. and Matthew Lyon
10.15**    Deferred Compensation Agreement, dated as of March 6, 2000, by and between Technical Consumer Products, Inc. and James
           R. Coleman
10.16**    Credit and Security Agreement, dated as of August 10, 2001, by and between Bank One, Michigan, and Technical Consumer
           Products, Inc.
10.17**    Letter Agreement, dated as of September 10, 2001, by and
           between Bank One, Michigan and Technical Consumer Products,
           Inc.
10.18**    Letter Agreement, dated as of October 15, 2001, by and
           between Bank One, Michigan and Technical Consumer Products,
           Inc.

EXHIBIT
NUMBER     DESCRIPTION OF DOCUMENT
-------    -----------------------
10.19**    Confirmation of Assumption, Ratification and Amendment
           Agreement, dated as of October 18, 2001, by and between Bank
           One, Michigan and Technical Consumer Products, Inc.
10.20      Fourth Amendment to Credit and Security Agreement, dated as of December 28, 2001, by and between Bank One, Michigan and
           Technical Consumer Products, Inc.
16.1       Letter of Grant Thornton LLP, dated January 25, 2002, to the
           Securities and Exchange Commission
23.1       Independent Auditor's Consent of PricewaterhouseCoopers LLP
23.2*      Consent of Jones, Day, Reavis & Pogue (included in Exhibit
           5.1)
24.1**     Power of Attorney
24.2       Certified Resolutions of the Board of Directors of Technical
           Consumer Products, Inc. Authorizing Power of Attorney


---------------

 * To be filed by amendment

** Previously filed